                                                       Registration No. 811-7663


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                         Initial Registration Statement

                                GROUP VEL ACCOUNT
               OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)

                            Mary Eldridge, Secretary
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

        It is proposed that this filing will become effective:

        _____  immediately upon filing pursuant to paragraph (b)
        _____  on (date) pursuant to paragraph (b)
        _____  60 days after filing pursuant to paragraph (a) (1)
        _____  on (date) pursuant to paragraph (a) (1)
        _____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


                         FLEXIBLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registrations Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

Registrant is making this filing in order to register a new flexible premium variable life policy, under Securities Act of 1933.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2        CAPTION IN PROSPECTUS
-----------        ---------------------
1..................Cover Page
2..................Cover Page
3..................Not Applicable
4..................Distribution
5..................The Company, The Group VEL Account
6..................The Group VEL Account
7..................Not Applicable
8..................Not Applicable
9..................Legal Proceedings
10.................Summary; Description of the Company, The Group VEL Account and the Underlying Funds; The
                   Certificate; Certificate Termination and Reinstatement; Other Certificate Provisions
11.................Summary;  The Trust, Investment Objectives and Policies
12.................Summary; The Underlying Funds
13.................Summary; The Underlying Funds; Charges and Deductions
14.................Summary; Enrollment Form for a Certificate
15.................Summary; Enrollment Form for a Certificate; Premium Payments;
                    Allocation of Net Premiums
16                 The Group VEL Account; The Underlying Funds; Premium Payments; Allocation of Net Premiums
17.................Summary; Surrender; Partial Withdrawal; Charges and Deductions;
                   Certificate Termination and Reinstatement
18.................The Group VEL Account; The Underlying Funds; Premium Payments Reports; Voting Rights
20.................Not Applicable
21.................Summary; Certificate Loans; Other Certificate Provisions
22.................Other Certificate Provisions
23.................Not Required
24.................Other Certificate Provisions
25.................The Company
26.................Not Applicable
27.................The Company
28.................Directors and Principal Officers of the Company
29.................The Company
30.................Not Applicable
31.................Not Applicable
32.................Not Applicable
33.................Not Applicable
34.................Not Applicable
35.................Distribution
36.................Not Applicable
37.................Not Applicable
38.................Summary; Distribution
39.................Summary; Distribution
40.................Not Applicable
41.................The Company, Distribution
42.................Not Applicable
43.................Not Applicable
44.................Premium Payments; Certificate Value and Surrender Value


45.................Not Applicable
46.................Certificate Value and Surrender Value; Federal Tax Considerations
47.................The Company
48.................Not Applicable
49.................Not Applicable
50.................The Group VEL Account
51.................Cover Page; Summary; Charges and Deductions; The Certificate;
                   Certificate Termination and Reinstatement;  Other Certificate Provisions
52.................Addition, Deletion or Substitution of Investments
53.................Federal Tax Considerations
54.................Not Applicable
55.................Not Applicable
56.................Not Applicable
57.................Not Applicable
58.................Not Applicable
59.................Not Applicable

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED ___________, 2000

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
               440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653
            GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACTS
                              GROUP VARIABLE LIFE

This Prospectus provides important information about a group and individual flexible premium variable life insurance contract offered by First Allmerica Financial Life Insurance Company. (Individual policies or certificates under a group contract are collectively referred to as Certificates). Certificates are available to eligible applicants who are members of a non-qualified benefit plan generally having a minimum of five or more members, depending on the group, and who are Age 85 years old and under. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.

The Certificates are funded through the Group VEL Account, a separate investment account of the Company that is referred to as the Separate Account and through the Fixed Account. The Separate Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following Funds:

ALLMERICA INVESTMENT TRUST                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Select Aggressive Growth Fund              Fidelity VIP II Contrafund Portfolio
Select Capital Appreciation Fund
Select Value Opportunity Fund              GOLDMAN SACHS VARIABLE INSURANCE TRUST
Select Emerging Markets Fund               Goldman Sachs VIT Capital Growth Fund
Select International Equity Fund           Goldman Sachs VIT CORE Large Cap Growth Fund
Select Growth Fund                         Goldman Sachs VIT CORE Small Cap Equity Fund
Select Strategic Growth Fund
Core Equity Fund                           J.P. MORGAN SERIES TRUST II
Select Growth and Income Fund              J.P. Morgan Small Company Portfolio
Select Investment Grade Income Fund
Government Bond Fund                       PIMCO VARIABLE INSURANCE TRUST
Money Market Fund                          PIMCO Total Return Bond Portfolio II
DEUTSCHE ASSET MANAGEMENT VIT FUNDS        THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Deutsche VIT Equity 500 Index              UIF Technology Portfolio
Deutsche VIT Small Cap Index Fund          T. ROWE PRICE INTERNATIONAL SERIES, INC.
FIDELITY VARIABLE INSURANCE PRODUCTS FUND  T. Rowe Price International Stock Portfolio
Fidelity VIP Overseas Portfolio
Fidelity VIP Equity-Income Portfolio       WARBURG PINCUS TRUST
Fidelity VIP Growth Portfolio              Warburg Pincus Small Company Growth Portfolio
Fidelity VIP High Income Portfolio         Warburg Pincus Global Post-Venture Capital
                                           Portfolio

THE CERTIFICATES ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT. VARIABLE LIFE POLICIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CERTIFICATE.

THIS LIFE CERTIFICATE IS NOT: A BANK DEPOSIT OR OBLIGATION; OR FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

                       CORRESPONDENCE MAY BE MAILED TO:
                       ALLMERICA LIFE
                       P.O. BOX 8179
                       BOSTON, MA 02266-8179

                       PROSPECTUS DATED ____________, 2000

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................       4
SUMMARY OF FEES AND CHARGES.................................       7
SUMMARY OF CERTIFICATE FEATURES.............................      12
DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNT, AND THE
 UNDERLYING FUNDS...........................................      18
INVESTMENT OBJECTIVES AND POLICIES..........................      21
VOTING RIGHTS...............................................      23
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........      24
THE CERTIFICATE.............................................      25
  Enrollment Form for a Certificate.........................      25
  Free-Look Period..........................................      25
  Conversion Privileges.....................................      26
  Premium Payments..........................................      26
  Allocation of Net Premiums................................      27
  Transfer Privilege........................................      27
  Election of Death Benefit Options.........................      28
  Guideline Premium Test and Cash Value Accumulation Test...      29
  Death Proceeds............................................      30
  Change in Death Benefit Option............................      31
  Change in Face Amount.....................................      31
  Certificate Value and Surrender Value.....................      32
  Payment Options...........................................      33
  Optional Insurance Benefits...............................      34
  Surrender.................................................      34
  Partial Withdrawal........................................      34
CHARGES AND DEDUCTIONS......................................      34
  Premium Expense Charge....................................      35
  Monthly Deduction from Certificate Value..................      36
  Charges Reflected in the Assets of the Separate Account...      39
  Transaction Charge on Partial Withdrawal..................      39
  Transfer Charges..........................................      39
  Other Administrative Charges..............................      39
CERTIFICATE LOANS...........................................      39
CERTIFICATE TERMINATION AND REINSTATEMENT...................      41
OTHER CERTIFICATE PROVISIONS................................      42
DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............      44
DISTRIBUTION................................................      45
REPORTS.....................................................      45
LEGAL PROCEEDINGS...........................................      46
FURTHER INFORMATION.........................................      46
FEDERAL TAX CONSIDERATIONS..................................      46
  The Company and the Separate Account......................      46
  Taxation of the Certificates..............................      47
  Certificate Loans.........................................      47
  Modified Endowment Contracts..............................      48
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................      48
INDEPENDENT ACCOUNTANTS.....................................      49
FINANCIAL STATEMENTS........................................      50
APPENDIX A -- OPTIONAL BENEFITS.............................     A-1
APPENDIX B -- PAYMENT OPTIONS...............................     B-1
APPENDIX C -- ILLUSTRATIONS OF SUM INSURED, CERTIFICATE
 VALUES AND ACCUMULATED PREMIUMS............................     C-1

APPENDIX D -- MONTHLY EXPENSE CHARGE TABLE..................     D-1
APPENDIX E -- PERFORMANCE INFORMATION.......................     E-1
FINANCIAL STATEMENTS........................................   FIN-1

                                 SPECIAL TERMS

AGE: The Insured's age as of the last birthday measured from a Certificate anniversary.

ALLMERICA FINANCIAL: Allmerica Financial Life Insurance and Annuity Company.

BENEFICIARY: The person(s) designated by the owner of the Certificate to receive the insurance proceeds upon the death of the Insured.

CERTIFICATE CHANGE: Any change in the Face Amount, the addition or deletion of a rider, or a change in the Death Benefit Option.

CERTIFICATE OWNER: The persons or entity entitled to exercise the rights and privileges under the certificate.

CERTIFICATE VALUE: The total amount available for investment under a Certificate at any time. It is equal to the sum of (a) the value of the Units credited to a Certificate in the Sub-Accounts, and (b) the accumulation in the Fixed Account credited to that Certificate.

DATE OF ISSUE: The date set forth in the Certificate used to determine the Monthly Processing Date, Certificate months, Certificate years, and Certificate anniversaries.

DEATH BENEFIT: The amount payable upon the death of the Insured, before the Final Premium Payment Date, prior to deductions for any Outstanding Loan at the time of the Insured's death, and partial withdrawals, if any, and any due and unpaid Monthly Deductions. The amount of the Death Benefit will depend on the Death Benefit Option chosen, but will always be at least equal to the Face Amount.

DEATH PROCEEDS: Prior to the Final Premium Payment Date, the Death Proceeds equal the amount calculated under the applicable Death Benefit Option, less any Outstanding Loan at the time of the Insured's death, partial withdrawals, if any, and any due and unpaid Monthly Deductions. After the Final Premium Payment Date, the Death Proceeds equal the Surrender Value of the Certificate.

DELIVERY RECEIPT: An acknowledgment, signed by the Certificate Owner and returned to the Principal Office, that the Certificate Owner has received the Certificate and the Notice of Withdrawal Rights.

ENROLLMENT FORM OR APPLICATION: The form that is completed and signed by the Owner and employee, if applicable, when applying for insurance coverage.

EVIDENCE OF INSURABILITY: Information, satisfactory to the Company, that is used to determine the Insured's Underwriting Class.

FACE AMOUNT: The total amount of insurance coverage applied for, including the base amount of insurance coverage ("Base Amount") and the benefit provided under the Insured Term Rider, if any. The Face Amount of each Certificate is set forth in the specifications pages of the Certificate.

FINAL PREMIUM PAYMENT DATE: The Certificate anniversary nearest the Insured's 100th birthday. The Final Premium Payment Date is the latest date on which a premium payment may be made. After this date, the Death Proceeds equal the Surrender Value of the Certificate. The Net Death Benefit may be different before and after the Final Payment Date. See DEATH PROCEEDS.

FIRST ALLMERICA: First Allmerica Financial Life Insurance Company. "We," "our," "us," and "the Company" refer to First Allmerica Financial Life Insurance Company in this Prospectus.

FIXED ACCOUNT: The Fixed Account is an investment option that is funded by the Company's general account. The general account includes all of the assets of the Company other than those held in a Separate Account.

GUIDELINE ANNUAL PREMIUM: The annual amount of premium that would be payable through the Final Premium Payment Date for the specified Death Benefit, if premiums were fixed by the Company as to both timing and amount, and monthly cost of insurance charges were based on the 1980 Commissioners Standard Ordinary Mortality Tables (Age Last Birthday), Smoker or Non-Smoker, Male, Female, Unisex (Table B), net investment earnings at an annual effective rate of 5%, and fees and charges as set forth in the Certificate and any Certificate riders.

GUIDELINE MINIMUM DEATH BENEFIT: The Guideline Minimum Death Benefit required to qualify the Certificate as "life insurance" under federal tax laws. The Guideline Minimum Death Benefit varies by Age. It is calculated by multiplying the Certificate Value by a percentage determined by the Insured's Age. The percentage factor is a percentage that, when multiplied by the Certificate Value, determines the Guideline Minimum death benefit required under federal tax laws. If Option 3 is in effect, the percentage factor is based on the Insured's attained age, sex, risk classification, as set forth in the Certificate. For both the Option 1 and the Option 2, the percentage factor is based on the Insured's attained age, as set forth in GUIDELINE MINIMUM DEATH BENEFIT TABLE in DEATH PROCEEDS -- "GUIDELINE MINIMUM DEATH BENEFIT UNDER OPTION 1 AND
OPTION 2."

INSURANCE AMOUNT AT RISK: The Death Benefit less the Certificate Value.

ISSUANCE: The date the Company mails the Certificate if the enrollment form is approved with no changes requiring your consent; otherwise, the date the Company receives your written consent to any changes.

LOAN VALUE: The maximum amount that may be borrowed under the Certificate.

MONTHLY DEDUCTION: Charges deducted monthly from the Certificate Value prior to the Final Premium Payment Date. The charges include the monthly cost of insurance, the monthly cost of any benefits provided by rider, the monthly Certificate administrative charge, the monthly expense charge, the monthly Separate Account administrative charge and the monthly mortality and expense risk charge.

MONTHLY PROCESSING DATE: The date on which the Monthly Deduction is deducted from Certificate Value.

NET PREMIUM: An amount equal to the premium less any premium expense charge.

OUTSTANDING LOAN: All unpaid Certificate loans plus interest due or accrued on such loans.

PRINCIPAL OFFICE: The Company's office, located at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: In certain circumstances, you may specify from which Sub-Account certain deductions will be made or to which Sub-Account Certificate Value will be allocated. If you do not, the Company will allocate the deduction or Certificate Value among the Fixed Account and the Sub-Accounts, in the same proportion that the Certificate Value in the Fixed Account and the Certificate Value in each Sub-Account bear to the total unloaned Certificate Value on the date of deduction or allocation.

SEPARATE ACCOUNT: A separate account consists of assets segregated from the Company's other assets. The investment performance of the assets of each separate account is determined separately from the other assets of the Company. The assets of a separate account which are equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business which the Company may conduct.

SUB-ACCOUNT: A subdivision of the Separate Account. Each Sub-Account invests exclusively in the shares of a corresponding Underlying Fund.

SURRENDER CHARGE: There is no surrender charge.

SURRENDER VALUE: The amount payable upon a full surrender of the Certificate. It is the Certificate Value, less any Outstanding Loan.

UNDERLYING FUND ("FUNDS"): The Funds of the Allmerica Investment Trust ("AIT"), the Funds of Deutsche Asset Management VIT Funds, the Portfolios of the Fidelity Variable Insurance Products Fund ("Fidelity VIP") and Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), the Funds of Goldman Sachs Variable Insurance Trust, the Portfolio of J.P. Morgan Series Trust II, the Portfolio of The Universal Institutional Funds, Inc. ("UIF"), the Portfolio of PIMCO Variable Insurance Trust, the Portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price"), and the Portfolios of Warburg Pincus Trust, which are available under the Certificates.

UNDERWRITING CLASS: The risk classification that the Company assigns the Insured based on the information in the enrollment form and any other Evidence of Insurability considered by the Company. The Insured's Underwriting Class will affect the cost of insurance charge, the monthly expense charge, and the amount of premium required to keep the Certificate in force.

UNIT: A measure of your interest in a Sub-Account.

VALUATION DATE: A day on which the net asset value of the shares of any of the Underlying Funds is determined and Unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, partial withdrawal, or surrender of a Certificate is received) when there is a sufficient degree of trading in an Underlying Fund's securities such that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: The interval between two consecutive Valuation Dates.

WRITTEN REQUEST: A request by the Certificate Owner, in writing, satisfactory to the Company.

YOU OR YOUR: The Certificate Owner, as shown in the enrollment form or the latest change filed with the Company.

                          SUMMARY OF FEES AND CHARGES

PREMIUM EXPENSE CHARGE

A charge may be deducted from each premium payment for state and local premium taxes paid by the Company, to compensate the Company for federal taxes imposed for deferred acquisition cost ("DAC") taxes, and for sales expenses related to the Certificates. State premium taxes generally range from 0.75% to 5%, while local premium taxes (if any) vary by jurisdiction within a state. The Federal DAC tax deduction may range from zero up to 2% (up to 4% for certain COLI policies) of premiums, depending on the group to which the Policy is issued The charge for distribution expenses may range from zero to 10%.

For more information, see CHARGES AND DEDUCTIONS -- "Premium Expense Charge."

MONTHLY DEDUCTION FROM CERTIFICATE VALUE

On the Date of Issue and each Monthly Processing Date thereafter prior to the Final Premium Payment Date, certain charges ("Monthly Deductions") will be deducted from the Certificate Value. The Monthly Deduction includes the following charges:

    - The cost of insurance. The amount charged for the cost of insurance will vary with the age and underwriting class of the Insured. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value".

    - Certificate administrative expenses. The charge may be up to $10 monthly, depending on the group to which the Policy is issued.

    - For the first five Certificate years, a monthly expense charge to reimburse the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the Insured's Age and underwriting class for each $1,000 of the Certificate's Base Amount on the Date of Issue. For more information, see APPENDIX D -- MONTHLY EXPENSE CHARGE TABLE.

    - Separate Account administrative expenses. The Separate Account administrative charge may continue for up to 10 Certificate years and may be up to 0.25% of Certificate Value in each Sub-Account, depending on the group to which the Policy was issued.

    - Mortality and expense risks. The mortality and expense risk charge may be up to 0.90% of Certificate Value in each Sub-Account.

You may specify from which Sub-Account the cost of insurance charge, the charge for Certificate administrative expenses, the Monthly Expense Charge, the mortality and expense risk charge, and any charge for the cost of additional benefits provided by rider will be deducted. If no allocation is specified, the Company will make a Pro-Rata Allocation.

The Separate Account administrative charge and the mortality and expense risk charge are assessed against Certificate Value in each Sub-Account that generates a charge. In the event that a charge is greater than the value of the Sub-Account to which it relates on a Monthly Processing Date, the unpaid balance will be totaled and the Company will make a Pro-Rata Allocation.

Monthly Deductions are made on the Date of Issue and on each Monthly Processing Date until the Final Premium Payment Date. After the Final Premium Payment Date, a deduction for mortality and expense risk charges will continue to be assessed monthly. No other Monthly Deductions will be made on or after the Final Premium Payment Date. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

TRANSACTION CHARGES

Each of the charges listed below is designed to reimburse the Company for administrative costs incurred in the applicable transaction.

TRANSACTION CHARGE ON PARTIAL WITHDRAWALS

A transaction charge, which is up to the smaller of $25 or 2% of the amount withdrawn, is assessed at the time of each partial withdrawal to reimburse the Company for the cost of processing the withdrawal. See CHARGES AND
DEDUCTIONS -- "Transaction Charge on Partial Withdrawal." The transaction fee applies to all partial withdrawals.

TRANSFER CHARGE

The first twelve transfers of Certificate Value in a Certificate year will be free of charge. Thereafter, with certain exceptions, a transfer charge of $10 will be imposed for each transfer request to reimburse the Company for the costs of processing the transfer. This charge may be increased, but is guaranteed not to exceed $25. See THE CERTIFICATE -- "Transfer Privilege" and CHARGES AND DEDUCTIONS -- "Transfer Charges."

OTHER ADMINISTRATIVE CHARGES -- The Company reserves the right to impose a charge (not to exceed $25) for the administrative costs associated with changing the Net Premium allocation instructions, for changes in face amount, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, or for a projection of values. See CHARGES AND DEDUCTIONS -- "Other Administrative Charges."

OPTIONAL RIDER CHARGES -- Additional insurance benefits may be made available under certain optional insurance riders for an additional charge. See APPENDIX A -- OPTIONAL BENEFITS.

CHARGES OF THE UNDERLYING FUNDS

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Investment Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1999.

                                                                          OTHER EXPENSES           TOTAL
                                        MANAGEMENT FEE                      (AFTER ANY         FUND EXPENSES
                                          (AFTER ANY          12-B-1         WAIVERS/       (AFTER ANY WAIVERS/
UNDERLYING FUND                       VOLUNTARY WAIVERS)       FEES       REIMBURSEMENTS)     REIMBURSEMENTS)
---------------                       ------------------   ------------   ---------------   -------------------
UIF Technology Portfolio............    0.80%              0.00%          0.35%              1.15%(+)
Select Strategic Growth Fund........    0.85%              0.00%          0.35%              1.20%(1)(2)
Warburg Pincus Small Company
 Growth Portfolio...................    0.90%              0.00%          0.24%              1.14%
Warburg Pincus Global Post-Venture
 Capital Portfolio..................    1.07%              0.00%          0.33%(6)           1.40%(6)
Select Aggressive Growth Fund.......    0.81%*             0.00%          0.06%              0.87%(1)(2)*
Deutsche VIT Small Cap Index........    0.00%              0.00%          0.45%              0.45%(4)
Select Capital Appreciation Fund....    0.90%*             0.00%          0.07%              0.97%(1)*
Goldman Sachs VIT CORE Small Cap
 Equity Fund........................    0.75%              0.00%          0.25%(8)           1.00%
J.P. Morgan Small Company
 Portfolio..........................    0.60%              0.00%          0.55%(5)           1.15%(5)
Select Value Opportunity Fund.......    0.90%              0.00%          0.07%              0.97%(1)(2)
Select Emerging Markets Fund........    1.35%              0.00%          0.57%              1.92%(1)(2)
Select International Equity Fund....    0.89%              0.00%          0.13%              1.02%(1)(2)
Fidelity VIP Overseas Portfolio.....    0.73%              0.00%          0.18%              0.91%(3)
T. Rowe Price International Stock
 Portfolio..........................    1.05%              0.00%          0.00%              1.05%
Fidelity VIP Growth Portfolio.......    0.58%              0.00%          0.08%              0.66%(3)
Select Growth Fund..................    0.78%              0.00%          0.05%              0.83%(1)(2)
Goldman Sachs VIT Capital Growth
 Fund...............................    0.75%              0.00%          0.25%(8)           1.00%
Core Equity Fund....................    0.43%              0.00%          0.05%              0.48%(1)(2)
Fidelity VIP II Contrafund
 Portfolio..........................    0.58%              0.00%          0.09%              0.67%(3)
Goldman Sachs VIT CORE Large Cap
 Growth Fund........................    0.70%              0.00%          0.20%(8)           0.90%
Select Growth and Income Fund.......    0.67%              0.00%          0.07%              0.74%(1)(2)
Deutsche VIT Equity 500 Index.......    0.09%              0.00%          0.21%              0.30%(4)
Fidelity VIP Equity-Income
 Portfolio..........................    0.48%              0.00%          0.09%              0.57%(3)
Fidelity VIP High Income
 Portfolio..........................    0.58%              0.00%          0.11%              0.69%
PIMCO Total Return Bond Portfolio
 II.................................    0.25%              0.15%          0.25%(7)           0.65%
Select Investment Grade Income
 Fund...............................    0.43%              0.00%          0.07%              0.50%(1)
Government Bond Fund................    0.50%              0.00%          0.12%              0.62%(1)
Money Market Fund...................    0.24%              0.00%          0.05%              0.29%(1)

* Effective September 1, 1999, the management fee rates for the Select Aggressive Growth Fund and Select Capital Appreciation Fund were revised. The Management Fee and Total Fund Expense ratios shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1999.

(1) Until further notice, Allmerica Financial Investment Management
Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for Select International Equity Fund, 1.35% for Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.20% for Select Growth Fund and Core Equity Fund, 1.10% for Select Growth and Income Fund, 1.00% for Select Investment Grade Income Fund, and Government Bond Fund, and 0.60% for Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1999.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In 1999 the Select Strategic Growth Fund received a reimbursement of $813 under its expense limitation. However, this amount was not enough to make a difference in the percentage shown as the Fund's total operating expenses and expense limitation (both 1.20%).

Until further notice, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby the brokers rebate a portion of commissions. These amounts have been treated as reductions of expenses. Including these reductions, total annual fund operating expenses were 1.01% for Select International Equity Fund, 1.88% for Select Emerging Markets, 0.84% for Select Aggressive Growth Fund, 0.88% for Select Value Opportunity Fund, 0.81% for Select Growth Fund, 1.17% for Select Strategic Growth Fund, 0.45% for Core Equity Fund, and 0.73% for Select Growth and Income Fund.

(3) A portion of the brokerage commissions that certain funds paid was used to reduce fund expenses. In addition, through arrangements with certain funds, or Fidelity Management & Research Company on behalf of certain funds, custodian credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses. Including these reductions, total operating expenses presented in the table would have been 0.87% for the Fidelity VIP Overseas Portfolio; 0.56% for the Fidelity VIP Equity-Income Portfolio; 0.65% for the Fidelity VIP Growth Portfolio; and 0.65% for the Fidelity VIP II Contrafund Portfolio.

(4) The Advisor has voluntarily undertaken to waive and reimburse its fee to the Funds' for certain expenses so that the Funds' total operating expenses will not exceed 0.45% for the Deutsche VIT Small Cap Index and will not exceed 0.30% for the Deutsche VIT Equity 500 Index. Without the reimbursement to the Funds for the year ended 12/31/99, the Management Fee, Other, and Total Expenses would have been 0.35%, 0.83%, and 1.18% for the Deutsche VIT Small Cap Index and 0.20%, 0.23%, and 0.43% for the Deutsche VIT Equity 500 Index.

(5) These fees reflect an agreement by the Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan, to reimburse the portfolio, to the extent certain expenses exceed 1.15% of the portfolio's average daily net assets during fiscal year 2000. Had there been no fee waiver and expense reimbursements, Other Expenses and Total Fund Expenses would have been 1.97% and 2.57%, respectively.

(6) The investment adviser of the Warburg Pincus Global Post-Venture Capital Portfolio has voluntarily agreed to waive or reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Management Fee, Other Expenses and Total Portfolio Expenses would have been 1.25%, 0.33% and 1.58% for the Warburg Pincus Global Post-Venture Capital Portfolio, respectively, for the year ended December 31, 1999.

(7) Other Expenses reflect a 0.25% Administrative Fee and 0.13% representing the Portfolio's organizational expenses as attributed to the class and pro-rata Trustees' fees.

(8) Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, such expenses). Without any such limitation or reduction, the Other Expenses would have been 0.42% for the Goldman Sachs VIT CORE Large Cap Growth Fund, 0.96% for the Goldman Sachs VIT CORE Small Cap Equity Fund, and 1.06% for the Goldman Sachs VIT Capital Growth Fund.

(+) Morgan Stanley Asset Management ("MSAM") has voluntarily agreed to waive its management fees and to reimburse the UIF Technology Portfolio if processing of such fees would cause the total annual operating expenses of the portfolio to exceed 1.15% of average daily net assets. This fee waiver and reimbursement are voluntary and may be terminated at any time without notice. Without the reimbursement, total fund expenses would have been 12.57% in 1999

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

                        SUMMARY OF CERTIFICATE FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Certificate. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Certificate, together with its attached application, constitutes the entire agreement between you and the Company.

Within limits, you may choose the amount of initial premium desired and the initial Death Benefit. You have the flexibility to vary the frequency and amount of premium payments, subject to certain restrictions and conditions. You may withdraw a portion of the Certificate's Surrender Value, or the Certificate may be fully surrendered at any time, subject to certain limitations.

There is no guaranteed minimum Certificate Value. The value of a Certificate will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the Fixed Account. The Certificate Value will also be adjusted for other factors, including the amount of charges imposed. The Certificate will remain in effect so long as the Certificate Value less any Outstanding Loan is sufficient to pay certain monthly charges imposed in connection with the Certificate. The Certificate Value may decrease to the point where the Certificate will lapse and provide no further death benefit without additional premium payments.

You may choose among three Death Benefit Options. See THE CERTIFICATE -- "Election of Death Benefit Options" and "Guideline Premium Test and Cash Value Accumulation Test." If the Certificate is in effect at the death of the Insured, the Company will pay a Death Benefit (the "Death Proceeds") to the Beneficiary. Prior to the Final Premium Payment Date, the Death Proceeds equal the Death Benefit, less any Outstanding Loan, partial withdrawals, and any due and unpaid charges. After the Final Premium Payment Date, the Death Proceeds equal the Surrender Value of the Certificate. A Minimum Death Benefit, equivalent to a percentage of the Certificate Value, will apply if greater than the Death Benefit otherwise payable.

In certain circumstances, a Certificate may be considered a "modified endowment contract." Under the Internal Revenue Code ("Code"), any Certificate loan, partial withdrawal or surrender from a modified endowment contract may be subject to tax and tax penalties. See FEDERAL TAX CONSIDERATIONS -- "Modified Endowment Contracts."

THE CERTIFICATE

The Certificate allows you, subject to certain limitations, to make premium payments in any amount and frequency. As long as the Certificate remains in force, it will provide for:

    - life insurance coverage on the named Insured;

    - Certificate Value;

    - surrender rights and partial withdrawal rights;

    - loan privileges; and

    - in some cases, additional insurance benefits available by rider.

The Certificates provide Death Benefits, Certificate Values, and other features traditionally associated with life insurance policies. The Certificates are "variable" because, unlike the fixed benefits of ordinary whole life insurance, the Certificate Value will, and under certain circumstances the Death Proceeds may, increase or decrease depending on the investment experience of the Sub-Accounts of the Separate Account. They are

"flexible premium" Certificates, because, unlike traditional insurance policies, there is no fixed schedule for premium payments. However, you may be required to provide evidence of insurability as a condition to our accepting any payment that would increase the Insurance Amount at Risk (the Death Benefit less the Certificate Value). See THE CERTIFICATE -- "Premium Payments." Although you may establish a schedule of premium payments ("planned premium payments"), failure to make the planned premium payments will not necessarily cause a Certificate to lapse, nor will making the planned premium payments guarantee that a Certificate will remain in force. Thus, you may, but are not required to, pay additional premiums. The Company may limit the maximum payment received in any certificate year, but in no event will the limit be less than the maximum Level Premium shown in the Certificate.

The Certificate will remain in force until the Surrender Value is insufficient to cover the next Monthly Deduction and loan interest accrued, if any, and a grace period of 62 days has expired without adequate payment being made by you. See CERTIFICATE TERMINATION AND REINSTATEMENT.

CERTIFICATE VALUE AND SURRENDER VALUE

The Certificate Value is the total amount available for investment under a Certificate at any time. It is the sum of the value of all Units in the Sub-Accounts of the Separate Account and all accumulations in the Fixed Account of the Company credited to the Certificate. The Certificate Value reflects the amount and frequency of Net Premiums paid, charges and deductions imposed under the Certificate, interest credited to accumulations in the Fixed Account, investment performance of the Sub-Accounts to which Certificate Value has been allocated, and partial withdrawals. The Certificate Value may be relevant to the computation of the Death Proceeds. You bear the entire investment risk for amounts allocated to the Separate Account. The Company does not guarantee a minimum Certificate Value.

The Surrender Value will be the Certificate Value, less any Outstanding Loan. The Surrender Value is relevant, for example, in the computation of the amounts available upon partial withdrawals, Certificate loans or surrender.

ALLOCATION OF NET PREMIUMS

Net Premiums are the premiums paid less any premium expense charge. The Certificate, together with its attached enrollment form, constitutes the entire agreement between you and the Company. Net Premiums may be allocated to one or more Sub-Accounts of the Separate Account, to the Fixed Account, or to any combination of accounts. You bear the investment risk of Net Premiums allocated to the Sub-Accounts. Allocations may be made to no more than 20 Sub-Accounts at any one time. The minimum allocation is 1% of Net Premium. All allocations must be in whole numbers and must total 100%. See THE CERTIFICATE -- "Allocation of Net Premiums."

CERTIFICATE ISSUANCE

At the time of enrollment, the Owner and Insured, if applicable, will complete an enrollment form. Upon payment of the initial premium, temporary insurance will be provided. If any premiums are paid prior to the issuance of the Certificate, such premiums will be held in the Fixed Account. If your enrollment form is approved and the Certificate is issued and accepted, the initial premiums held in the Fixed Account will be credited with interest at a specified rate beginning not later than the date of receipt of the premiums at the Company's Principal Office. IF A CERTIFICATE IS NOT ISSUED AND ACCEPTED, THE INITIAL PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

Premiums allocated to the Fixed Account will earn a fixed rate of interest. Net Premiums and minimum interest are guaranteed by the Company. For more information, see MORE INFORMATION ABOUT THE FIXED ACCOUNT.

If your Certificate provides for a full refund of the initial payment under its "Right to Examine Certificate" provision (as may be required in your state), upon issuance all Certificate Value in the Fixed Account that you initially designated to go to the Separate Account will be transferred to the Sub-Account investing in the Money Market Fund of AIT. All Certificate Value will be allocated as you have chosen not later than the expiration of the period during which you may exercise the "Right to Examine Certificate" provision. See THE CERTIFICATE -- "Enrollment Form for a Certificate" and "Free-Look Period."

FREE-LOOK PERIOD

The Certificate provides for an initial Free-Look Period. You may cancel the Certificate by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Certificate. If your Certificate was purchased in New York as a replacement for an existing policy, you after the right to cancel for up to 60 days after your receive the Certificate. After an increase in The Face Amount, a right to cancel the increase also applies. When you return the Certificate, the Company will mail a refund to you within seven days. The refund of any premium paid by check may be delayed until the check has cleared your bank. If your Certificate provides for a full refund of the initial premium under its "Right-to-Examine Certificate" provision as required in you state, your refund will be the greater of (a) your entire premium, or (b) the Certificate Value plus deductions under the Certificate, or by the Underlying Funds for taxes, charges or fees.

If your Certificate does not provide for a full refund of the initial premium, you will receive the Certificate Value in the Separate Account, plus premiums paid (including fees and charges), minus the amounts allocated to the Separate Account, plus the fees and charges imposed on amounts in the Separate Account." For more information, see THE CERTIFICATE -- "Free-Look Period."

CONVERSION PRIVILEGES

During the first 24 Certificate months after the Date of Issue, subject to certain restrictions, you may convert the Certificate to a flexible premium fixed adjustable life insurance Certificate by simultaneously transferring all accumulated value in the Sub-Accounts to the Fixed Account and instructing the Company to allocate all future premiums to the Fixed Account. Where required by state law, and at your request, the Company will issue a flexible premium adjustable life insurance policy to you. The new Certificate will have the same face amount, issue Age, Date of Issue, and risk classifications as the original Certificate. See THE CERTIFICATE -- "Conversion Privileges."

PARTIAL WITHDRAWAL

After the first Certificate year, you may make partial withdrawals in a minimum amount of $500 from the Certificate Value. Under Option 1 or Option 3, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000. A transaction charge will be assessed to reimburse the Company for the cost of processing each partial withdrawal. See THE CERTIFICATE -- "Partial Withdrawal" and CHARGES AND DEDUCTIONS -- "Charges on Partial Withdrawal."

LOAN PRIVILEGE

You may borrow against the Certificate Value. The total amount you may borrow is the Loan Value. The Loan Value is 90% of an amount equal to Certificate Value.

Certificate loans will be allocated among the Fixed Account and the Sub-Accounts in accordance with your instructions. If no allocation is made by you, the Company will make a Pro-Rata Allocation among the Accounts. In either case, Certificate Value equal to the Certificate loan will be transferred from the appropriate Sub-Accounts to the Fixed Account, and will earn monthly interest at an effective annual rate of not less than 4%. Therefore, a Certificate loan may have a permanent impact on the Certificate Value even though it is eventually repaid. Although the loan amount is a part of the Certificate Value, the Death Proceeds will be reduced by the amount of any Outstanding Loan at the time of death.

Certificate loans will bear interest at a fixed rate of 4.9%, guaranteed not to be greater than 5.5% per year, due and payable in arrears at the end of each Certificate year. If interest is not paid when due, it will be added to the loan balance. Certificate loans may be repaid at any time. You must notify the Company if a payment is a loan repayment; otherwise, it will be considered a premium payment. Any partial or full repayment of any Outstanding Loan by you will be allocated to the Fixed Account or Sub-Accounts in accordance with your instructions. If you do not specify an allocation, the Company will allocate the loan repayment in accordance with your most recent premium allocation instructions. See CERTIFICATE LOANS.

PREFERRED LOAN OPTION

If approved in your state, a preferred loan option is automatically available under the Certificates. It may be revoked by you upon written request at any time. If this option is available, after the tenth certificate anniversary Certificate Value in the Fixed Account equal to the loan amount will be credited with interest at an effective annual yield of not less than 4%. Preferred loans currently bear interest at a fixed rate of 4% (guaranteed not to be greater than 4.5%).

There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Certificate. See FEDERAL TAX CONSIDERATIONS -- "Certificate Loans." Consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS). THE PREFERRED LOAN OPTION IS NOT AVAILABLE IN ALL STATES.

CERTIFICATE LAPSE AND REINSTATEMENT

Failure to make premium payments will not cause a Certificate to lapse unless:
(a) the Certificate Value is insufficient to cover the next Monthly Deduction plus loan interest accrued, if any, or (b) Outstanding Loan exceeds the Certificate Value. A 62-day grace period applies to each situation. Subject to certain conditions (including Evidence of Insurability showing that the Insured is insurable according to the Company's underwriting rules and the payment of sufficient premium), the Certificate may be reinstated at any time within three years after the expiration of the grace period and prior to the Final Premium Payment Date. See CERTIFICATE TERMINATION AND REINSTATEMENT.

DEATH PROCEEDS

The Certificate provides for the payment of certain Death Proceeds to the named Beneficiary upon the death of the Insured. The Death Proceeds under the Certificate may be received in a lump sum or under one of the Payment Options the Company offers. See APPENDIX B -- PAYMENT OPTIONS.

Three Death Benefit Options are available. Under Option 1 and Option 3, the Death Benefit is the greater of the Face Amount or the applicable Minimum Death Benefit. Under Option 2, the Death Benefit is the greater of the Face Amount plus the Certificate Value or the Minimum Death Benefit. The Minimum Death Benefit is equivalent to a percentage (determined each month based on the Insured's Age) of the Certificate Value. See THE CERTIFICATE -- "Election of Death Benefit Options" and "Guideline Premium Test and Cash Value Accumulation Test."

Prior to the Final Premium Payment Date, the Death Proceeds will be equal to the Death Benefit, reduced by any Outstanding Loan, partial withdrawals, and any Monthly Deductions due and not yet deducted through the Certificate month in which the Insured dies. On or after the Final Premium Payment Date, the Death Proceeds will equal the Surrender Value. See THE CERTIFICATE -- "Death Proceeds."

FLEXIBILITY TO ADJUST DEATH BENEFIT

Subject to certain limitations, you may adjust the Death Benefit (and thus the Death Proceeds), at any time prior to the Final Premium Payment Date by increasing or decreasing the Face Amount of the Certificate. Any change in the Face Amount will affect the monthly cost of insurance charges. See THE CERTIFICATE -- "Change in Face Amount."

The minimum increase in the Face Amount will vary by group, but will in no event exceed $10,000. Any increase may also require additional Evidence of Insurability. The increase is subject to a "free-look period" and, during the first 24 months after the increase, to a conversion privilege. See THE CERTIFICATE --"Free-Look Period" and "Conversion Privileges."

You may, depending on the group to which the Policy is issued, have the flexibility to add additional insurance benefits by rider. These may include the Insured Term Rider. See APPENDIX A -- OPTIONAL BENEFITS.

The cost of these optional insurance benefits, if any, will be deducted from the Certificate Value as part of the Monthly Deduction. See CHARGES AND
DEDUCTIONS -- "Monthly Deduction from Certificate Value."

INVESTMENT OPTIONS

The Certificates permit Net Premiums to be allocated either to the Fixed Account or to the Separate Account. The Separate Account consists of 53 Sub-Accounts, of which 28 are available under the Certificates. Currently, the Policyholder may select up to 22 Sub-Accounts (the 12 Sub-Accounts investing in the Underlying Funds of AIT plus up to 10 other Sub-Accounts), and the Certificates Owners may make allocations only to those selected Sub-Accounts over the life of the Policy.

Each Sub-Account invests exclusively in a corresponding Underlying Fund of one of the following:

    - Allmerica Investment Trust ("AIT") managed by Allmerica Financial Investment Management Services, Inc. ("AFIMS")

    - Deutsche Asset Management VIT Funds managed by Bankers Trust Company

    - Fidelity Variable Insurance Products Fund ("Fidelity VIP") or the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II") managed by Fidelity Management & Research Company ("FMR")

    - Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management

    - J.P. Morgan Series Trust II managed by J.P. Morgan Investment Management Inc.

    - PIMCO Variable Insurance Trust managed by Pacific Investment Management Company LLC ("PIMCO")

    - The Universal Institutional Funds, Inc. ("UIF"), managed by Morgan Stanley Asset Management

    - T. Rowe Price International Series, Inc. ("T. Rowe Price") managed by T. Rowe Price International, Inc.

    - Warburg Pincus Trust managed by Credit Suisse Asset Management, LLC ("CSAM").

The value of each Sub-Account will vary daily depending upon the performance of the Underlying Fund in which it invests. The Certificates permit you to transfer Certificate Value among the available Sub-Accounts and between the Sub-Accounts and the Fixed Account, subject to certain limitations described under THE

CERTIFICATE -- "Transfer Privilege." In some states, insurance regulations may restrict the availability of particular Underlying Funds. There can be no assurance that the investment objectives of the Underlying Funds can be achieved.

For more information, see DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNT, AND THE UNDERLYING FUNDS.

TAX TREATMENT

The Certificate is generally subject to the same federal income tax treatment as a conventional fixed benefit life insurance policy. Under current tax law, to the extent there is no change in benefits, you will be taxed on the Certificate Value withdrawn from the Certificate only to the extent that the amount withdrawn exceeds the total premiums paid. Withdrawals in excess of premiums paid will be treated as ordinary income. During the first 15 Certificate years, however, an "interest-first" rule applies to any distribution of cash that is required under Section 7702 of the Code because of a reduction in benefits under the Certificate. Death Proceeds under the Certificate are excludable from the gross income of the Beneficiary, but in some circumstances the Death Proceeds or the Certificate Value may be subject to federal estate tax. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Certificates."

The Certificate offered by this Prospectus may be considered a "modified endowment contract" if it fails a "seven-pay" test. A Certificate fails to satisfy the seven-pay test if the cumulative premiums paid under the Certificate at any time during the first seven Certificate years, or within seven years of a material change in the Certificate, exceed the sum of the net level premiums that would have been paid, had the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. If the Certificate is considered a modified endowment contract, all distributions (including Certificate loans, partial withdrawals, surrenders or assignments) will be taxed on an "income-first" basis. With certain exceptions, an additional 10% penalty will be imposed on the portion of any distribution that is includible in income. For more information, see FEDERAL TAX CONSIDERATIONS -- "Modified Endowment Contracts."

                            ------------------------

THIS SUMMARY IS INTENDED TO PROVIDE ONLY A VERY BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CERTIFICATE. THE PROSPECTUS AND THE CERTIFICATE PROVIDE FURTHER DETAIL. THE CERTIFICATE PROVIDES INSURANCE PROTECTION FOR THE NAMED BENEFICIARY. THE CERTIFICATE AND ITS ATTACHED APPLICATION OR ENROLLMENT FORM ARE THE ENTIRE AGREEMENT BETWEEN YOU AND THE COMPANY.

THE PURPOSE OF THE CERTIFICATE IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE.

NO CLAIM IS MADE THAT THE CERTIFICATE IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

               DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

The Company, organized under the law of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. As of December 31, 1999, the Company and its subsidiaries had over $25 billion in combined assets and over $43 billion of life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE SEPARATE ACCOUNT

Our Board of Directors authorized the establishment of the Variable Account by vote on August 20, 1991 The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

The assets used to fund the variable portion of the Certificates are set aside in the Separate Account and are kept separate and apart from the general assets of the Company. Under Delaware law, assets equal to the reserves and other liabilities of the Separate Account may not be charged with any liabilities arising out of any other business of the Company. The Separate Account currently has 53 Sub-Accounts, of which 28 are available under the Certificates. Currently, the Policyholder may select up to 22 Sub-Accounts (the 12 Sub-Accounts investing in the Underlying Funds of AIT plus up to 10 other Sub-Accounts), and the Certificate Owners may make allocations only to those selected Sub-Accounts over the life of the Policy.

Each Sub-Account is administered and accounted for as part of the general business of the Company, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company or the other Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio ("Underlying Fund") of the Allmerica Investment Trust, the Deutsche Asset Management VIT Funds, the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the Goldman Sachs Variable Insurance Trust, the J.P. Morgan Series Trust II, the PIMCO Variable Insurance Trust, T. Rowe Price International Series, Inc., The Universal Institutional Funds, Inc., or the Warburg Pincus Trust.

THE UNDERLYING FUNDS

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waiver/reimbursements see "CHARGES OF THE UNDERLYING FUNDS" under the SUMMARY OF FEES AND CHARGES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this prospectus.

ALLMERICA INVESTMENT TRUST

Allmerica Investment Trust ("AIT") is an open-end, diversified, management investment company. AIT was established as a Massachusetts business trust on October 11, 1984 for the purpose of providing a vehicle for the investment of assets of various separate accounts established by First Allmerica, the Company, or other insurance companies. Twelve investment portfolios ("Funds") of AIT are available under the Certificates, each issuing a series of shares: Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Emerging Markets Fund, Select International Equity Fund, Select Growth Fund, Select Strategic Growth Fund, Core Equity Fund, Select Growth and Income Fund, Select Investment Grade Income Fund, Government Bond Fund, and Money Market Fund.

Allmerica Financial Investment Management Services, Inc. ("AFIMS"), which is a wholly-owned subsidiary of Allmerica Financial, serves as overall investment manager of AIT under the terms of a Management Agreement. Subject to Trustee review, AFIMS is responsible for the daily affairs of AIT and the general management of the Funds. AFIMS performs administrative and management services for AIT, furnishes to AIT all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS. AIT bears all expenses incurred in its operation, other than the expenses AFIMS assumes under the management agreement.

Under the Management Agreement with AIT, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and Trustees in consultation with BARRA RogersCasey, Inc. Under each Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustee's instructions. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or AIT.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS

Deutsche Asset Management is the marketing name for the asset management activities of Deutsche Bank A.G., Deutsche Funds Management, Bankers Trust Company, DB Alex. Brown LLC, Deutsche Asset Management, Inc., and Deutsche Asset Management Investment Services Limited. Bankers Trust Company is the investment advisor for the Deutsche VIT Equity 500 Index and the Deutsche VIT Small Cap Index which are available under the Certificate. Bankers Trust Company is an indirect wholly-owned subsidiary of Deutsche Bank A.G.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachu-setts business trust on November 13, 1981, and is registered with the SEC under the 1940 Act. Four of its investment portfolios are available under the Certificates: the Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP Overseas Portfolio.

FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. The Portfolios of Fidelity VIP, as part of their operating expenses, pay a monthly management fee to FMR for managing investments and business affairs. Various Fidelity companies perform certain activities required to operate VIP. The prospectus of Fidelity VIP contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion under "Fidelity Variable Insurance Products Fund"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988 and is registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Certificate: Fidelity VIP II Contrafund Portfolio.

GOLDMAN SACHS VARIABLE INSURANCE TRUST

Goldman Sachs Variable Insurance Trust is an open-end, management investment company, which was formed under the laws of the state of Delaware on September 16, 1997. Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co., serves as investment adviser to the Capital Growth Fund, CORE Large Cap Growth Fund, and CORE Small Cap Equity Fund.

J.P. MORGAN SERIES TRUST II

J.P. Morgan Series Trust II (the "Trust"), a Delaware Business Trust, is an open-end diversified management investment company established to provide for the investment of assets of separate accounts of life insurance companies and of qualified pension and retirement plans outside of the separate account context. J.P. Morgan Investment Management Inc. is the investment adviser for the J.P. Morgan Small Company Portfolio.

PIMCO VARIABLE INSURANCE TRUST

PIMCO Variable Insurance Trust (the "Trust"), a Delaware business trust, is an open-end management investment company established under a Trust Instrument dated October 3, 1997. Pacific Investment Management Company LLC ("PIMCO") is the investment adviser for the PIMCO Variable Insurance Trust that was organized in 1971. PIMCO provides investment management and advisory services to private accounts of institutional and individual clients and to mutual funds. One of its investment Portfolios is currently available under the Certificate: PIMCO Total Return Bond Portfolio II.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

The Universal Institutional Funds, Inc. ("UIF") is an open-end, management investment company that was organized as a Maryland corporation on March 26, 1996. Morgan Stanley Asset Management ("MSAM") is the investment adviser for the UIF Technology Portfolio. The investment portfolio available under the Certificate is the UIF Technology Portfolio. On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

T. ROWE PRICE INTERNATIONAL SERIES, INC.

T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by T. Rowe Price International, Inc. ("Price-Fleming"), is an open-end, diversified management investment company organized in 1994 as a Maryland corporation. Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited, is one of the largest no-load international mutual fund asset managers, with approximately $42.5 billion (as of December 31, 1999) under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires. One of its investment portfolios is available under the Certificates: the T. Rowe Price International Stock Portfolio. An affiliate of Price-Fleming, T. Rowe Price Associates, Inc. serves as Sub-Adviser to the Select Capital Appreciation Fund of AIT.

WARBURG PINCUS TRUST

Warburg Pincus Trust is an open-end, management investment company registered with the SEC that was organized as a Massachusetts business trust on March 15, 1995. Credit Suisse Asset Management, LLC is the investment adviser of the Warburg Pincus Trust. Two of its Portfolios are currently available under this
Certificates: Small Company Growth and Global Post-Venture Capital Portfolio. Abbott Capital Management, LLC serves as sub-investment adviser for the Global Post-Venture Capital Portfolio with respect to the Portfolio's investments in private-equity portfolios.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. The Underlying Funds are listed by general investment risk characteristics. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The statements of additional information of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved.

UIF TECHNOLOGY PORTFOLIO -- seeks to achieve long-term capital appreciation by investing primarily in equity securities of companies that the investment adviser expect to benefit from their involvement in technology and technology-related industries.

SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies.

WARBURG PINCUS SMALL COMPANY GROWTH PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests in equity securities of small U.S. growth companies.

WARBURG PINCUS GLOBAL POST-VENTURE CAPITAL PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests primarily in equity securities of U.S. and foreign companies considered to be in their post-venture capital stage of development.

SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

DEUTSCHE VIT SMALL CAP INDEX -- seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index, which emphasizes stocks of small U.S. companies.

SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund invests primarily in common stock of industries and companies which are believed to be experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND -- seeks long-term growth of capital. The fund seeks this objective through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.

J.P. MORGAN SMALL COMPANY PORTFOLIO -- seeks to provide high total return from a portfolio of small company stocks.

SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

FIDELITY VIP OVERSEAS PORTFOLIO -- seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

SELECT GROWTH FUND -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

GOLDMAN SACHS VIT CAPITAL GROWTH FUND -- seeks long-term growth of capital.

CORE EQUITY FUND -- is invested in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. The objective of the Core Equity Fund is to achieve long-term growth of capital. Realization of current investment income, if any, is incidental to this objective.

FIDELITY VIP II CONTRAFUND PORTFOLIO -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

GOLDMAN SACHS VIT CORE LARGE CAP GROWTH FUND -- seeks long-term growth of capital. The fund seeks this objective through a broadly diversified portfolio of equity securities of U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

DEUTSCHE VIT EQUITY 500 INDEX -- seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's Composite Stock Price Index (the "S&P Index"), which emphasizes stocks of large U.S. Companies.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500. The Portfolio may invest in high yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. See "Risks of Lower-Rated Debt Securities" in the Fidelity VIP prospectus.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities often are considered to be speculative, and involve greater risk of default or price changes than securities assigned a high quality rating.

PIMCO TOTAL RETURN BOND PORTFOLIO II -- seeks to maximize total return, consistent with preservation of capital and prudent investment management.

SELECT INVESTMENT GRADE INCOME FUND -- is invested in a diversified portfolio of fixed income securities with the objective of seeking as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

GOVERNMENT BOND FUND -- has the investment objectives of seeking high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

MONEY MARKET FUND -- is invested in a diversified portfolio of high-quality, short-term money market instruments with the objective of obtaining maximum current income consistent with the preservation of capital and liquidity.

CERTAIN UNDERLYING FUNDS HAVE INVESTMENT OBJECTIVES AND/OR POLICIES SIMILAR TO THOSE OF CERTAIN OTHER UNDERLYING FUNDS. THEREFORE, TO CHOOSE THE SUB-ACCOUNTS WHICH WILL BEST MEET YOUR NEEDS AND OBJECTIVES, CAREFULLY READ THE PROSPECTUSES OF THE UNDERLYING FUNDS ALONG WITH THIS PROSPECTUS. IN SOME STATES, INSURANCE REGULATIONS MAY RESTRICT THE AVAILABILITY OF PARTICULAR SUB-ACCOUNTS.

If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Underlying Fund in which it invests, you will be notified of the change. If you have Certificate Value in that Sub-Account, the Company will transfer it without charge on written request by you to another Sub-Account or to the Fixed Account. The Company must receive your Written Request within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or (2) the receipt of the notice of your right to transfer. You may then change your premium and deduction allocation percentages.

                                 VOTING RIGHTS

To the extent required by law, the Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Certificate Owners with Certificate Value in such Sub-Account. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Certificates, the Company reserves the right to do so. Each person having a voting interest will be provided with proxy materials of the respective Underlying Fund, together with an appropriate form with which to give voting instructions to the Company. Shares held in each Sub-Account for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to Certificates in the same proportion.

The number of votes which a Certificate Owner has the right to instruct will be determined by the Company as of the record date established for the Underlying Fund. This number is determined by dividing each Certificate Owner's Certificate Value in the Sub-Account, if any, by the net asset value of one share in the corresponding Underlying Fund.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the Fund shares be voted so as (1) to cause a change in the subclassification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, the Company may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Certificate Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Certificate Owners.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund are no longer available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Certificate interest in a Sub-Account without notice to the Certificate Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Separate Account may, to the extent permitted by law, purchase other securities for other certificates or permit a conversion between certificates upon request by a Certificate Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund, or in shares of another investment company having a specified investment objective.

Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Certificate Owners on a basis to be determined by the Company.

If the Company deems it to be in the best interest of Certificate Owners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Accounts may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

Shares of the Funds of AIT are also issued to separate accounts of the Company and its affiliates which issue variable annuity contracts ("mixed funding"). Shares of the portfolios of the Underlying Funds are also issued to variable annuity and variable life separate accounts of other unaffiliated insurance companies ("mixed and shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. Although the Company and the Underlying Funds do not currently foresee any such disadvantages, the Company and the respective Trustees intend to monitor events in order to identify any material conflicts between such contract owners and to determine what action, if any, should be taken in response thereto. If the Trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the expenses.

If any of these substitutions or changes are made, the Company may, by appropriate endorsement, change the Certificate to reflect the substitution or change and will notify Certificate Owners of all such changes.

                                THE CERTIFICATE

The Certificates may be issued either as certificates under a group policy or as individual policies to members of a particular group. The Insured is generally an individual who is an employee or a member of a group. Under a group policy, the owner of the Certificates is generally an employer or a trustee of a trust. However, the Certificates may be owned either by the employer/trustee or by individuals.

The Certificate may be issued with an Insured Term Rider. Depending on your circumstances, it may be less costly to purchase more insurance coverage under the Insured Term Rider than under the Base Amount of insurance coverage.

ENROLLMENT FORM FOR A CERTIFICATE

Upon receipt at its Principal Office of a completed enrollment form from a prospective Certificate Owner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Certificate Owner before a determination of insurability can be made. A Certificate cannot be issued until this underwriting procedure has been completed. The Company reserves the right to reject an enrollment form which does not meet the Company's underwriting guidelines, but in underwriting insurance, the Company shall comply with all applicable federal and state prohibitions concerning unfair discrimination.

At the time of enrollment, the Owner and Insured, if applicable, will generally complete an enrollment form. Upon payment of the initial premium, temporary insurance will be provided. Issuance of the continuing insurance coverage provided under the Certificate is dependent upon completion of the underwriting requirements, payment of sufficient initial premium, and delivery of the Certificate while the Insured is still living.

Pending completion of insurance underwriting and Certificate issuance procedures, any initial premiums will be held in the Fixed Account. If the enrollment form is approved and the Certificate is issued and accepted, the initial premium held in the Fixed Account will be credited with interest not later than the date of receipt of the premium at the Principal Office. IF THE CERTIFICATE IS NOT ISSUED, THE PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

If your Certificate provides for a full refund of the initial payment under its "Right to Examine Certificate" provision (as may be required in your state), upon issuance all Certificate Value in the Fixed Account that you initially designated to go to the Separate Account will be transferred to the Sub-Account investing in the Money Market Fund of AIT. All Certificate Value will be allocated as you have chosen not later than the expiration of the period during which you may exercise the "Right to Examine Certificate" provision. See "Free Look Period," below.

FREE-LOOK PERIOD

The Certificate provides for an initial Free-Look Period. You may cancel the Certificate by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Certificate. If your Certificate was purchased in New York as a replacement for an existing policy, you after the right to cancel for up to 60 days after your receive the Certificate. When you return the Certificate, the Company will mail a refund to you within seven days. The refund of any premium paid by check may be delayed until the check has cleared your bank. If the Certificate provides for a full refund of the initial premium under its "Right-to-Examine Certificate" provision as required in your state, your refund will be the greater of (a) your entire premium, or (b) the Certificate Value plus deductions under the Certificate or by the Underlying Funds for taxes, charges or fees. If the Certificate does not provide for a full refund of the initial premium, you will receive the Certificate Value in the Separate Account, plus premiums paid (including fees and charges), minus the amounts allocated to the Separate Account, plus the fees and charges imposed on amounts in the Separate Account.

After an increase in the Face Amount, a right to cancel the increase also applies. The Company will mail or personally deliver a notice of a "Free Look" with respect to the increase. You will have the right to cancel the increase before the latest of (a) 45 days after the enrollment form for the increase is signed, or (b) 10 days after you receive the new specifications pages issued for the increase. Upon canceling the increase, you will receive a credit to the Certificate Value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if you so request.

CONVERSION PRIVILEGES

Once during the first 24 months after the Date of Issue or after the effective date of an increase in Face Amount, while the Certificate is in force, you may convert your Certificate without Evidence of Insurability to a flexible premium adjustable life insurance policy with fixed and guaranteed minimum benefits. Assuming that there have been no increases in the initial Face Amount, you can accomplish this within 24 months after the Date of Issue by transferring, without charge, the Certificate Value in the Separate Account to the Fixed Account and by simultaneously changing your premium allocation instructions to allocate future premium payments to the Fixed Account. Within 24 months after the effective date of each increase, you can transfer, without charge, all or part of the Certificate Value in the Separate Account to the Fixed Account and simultaneously change your premium allocation instructions to allocate all or part of future premium payments to the Fixed Account.

Where required by state law, and at your request, the Company will issue a flexible premium adjustable life insurance policy to you. The new policy will have the same face amount, issue age, date of issue, and risk classification as the original Certificate.

PREMIUM PAYMENTS

Premium payments are payable to the Company, and may be mailed to the Principal Office or paid through an authorized agent of the Company. All premium payments after the initial premium payment are credited to the Separate Account or Fixed Account as of date of receipt at the Principal Office.

You may establish a schedule of planned premiums that will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Certificate to lapse. You may also make unscheduled premium payments at any time prior to the Final Premium Payment Date or skip planned premium payments, subject to the maximum and minimum premium limitations described below. Therefore, unlike conventional insurance policies, a Certificate does not obligate you to pay premiums in accordance with a rigid and inflexible premium schedule.

You may also elect to pay premiums by means of a monthly automatic payment ("MAP") procedure. Under a MAP procedure, amounts will be deducted from your checking account each month, generally on the Monthly Processing Date, and applied as a premium under the Certificate. The minimum payment permitted under MAP is $400.

Premiums are not limited as to frequency and number. However, you may be required to provide evidence of insurability as a condition to our accepting any payment that would increase the Insurance Amount at Risk (the Death Benefit less the Certificate Value). If evidence of insurability is required, the Company will return the payment to you and if your payment exceeds our maximum limit (defined below) the Company may not accept any additional payments which would increase the Insurance Amount at Risk and shall not provide any additional death benefit until (1) evidence of insurability for the Insured has been received by the Company and (2) the Company has notified you that the Insured is in a satisfactory underwriting class. You may then make payments that increase the Insurance Amount at Risk for 60 days (but not later than the Final Payment Date) following the date of such notification by the Company.

No premium payment may be less than $400 without the Company's consent. Moreover, premium payments must be sufficient to cover the next Monthly Deduction plus loan interest accrued, or the Certificate may lapse. See CERTIFICATE TERMINATION AND REINSTATEMENT.

The Company may limit the maximum payment received in any certificate year but in no event will the limit be less than the maximum premium shown in the Certificate. In no event may the total of all premiums paid exceed the current maximum premium limitations set forth in the Certificate. These maximum premium limitations will change whenever there is any change in the Face Amount, the addition or deletion of a rider, or a change in the Death Benefit Option.

If a premium is paid which would result in total premiums exceeding the current maximum premium limitations under Federal tax laws, the Company may only accept that portion of the premiums which shall make total premiums equal the maximum. Any part of the premiums in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service ("IRS") rules. Notwithstanding the current maximum premium limitations, however, the Company will accept a premium which is needed in order to prevent a lapse of the Certificate during a Certificate year. See CERTIFICATE TERMINATION AND REINSTATEMENT.

ALLOCATION OF NET PREMIUMS

The Net Premium equals the premium paid less any premium expense charge. In the enrollment form for the Certificate, you indicate the initial allocation of Net Premiums among the Fixed Account and the Sub-Accounts of the Separate Account. You may allocate premiums to one or more Sub-Accounts, but may not have Certificate Value in more than twenty Sub-Accounts at any one time. The minimum amount which may be allocated to a Sub-Account is 1% of Net Premium paid. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of future Net Premiums at any time pursuant to written or telephone request. If allocation changes by telephone are elected by the Certificate Owner, a properly completed authorization form must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone.

An allocation change will be effective as of the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing premium allocation instructions. The Company reserves the right to impose such a charge in the future, but guarantees that the charge will not exceed $25.

The Certificate Value in the Sub-Accounts will vary with their investment experience; you bear this investment risk. The investment performance may affect the Death Proceeds as well. Certificate Owners should periodically review their allocations of premiums and Certificate Value in light of market conditions and overall financial planning requirements.

TRANSFER PRIVILEGE

Subject to the Company's then current rules, you may at any time transfer the Certificate Value among the Sub-Accounts or between a Sub-Account and the Fixed Account. However, the Certificate Value held in the

Fixed Account to secure a Certificate loan may not be transferred. The Company may at any time revoke, modify, or limit the transfer privilege.

All requests for transfers must be made to the Principal Office. The amount transferred will be based on the Certificate Value in the Accounts next computed after receipt of the transfer order. The Company will make transfers pursuant to written or telephone requests. As discussed in THE CERTIFICATE -- "Allocation of Net Premiums," a properly completed authorization form must be on file at the Principal Office before telephone requests will be honored.

Transfers to and from the Fixed Account are currently permitted only if:

(a) There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

(b) The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Accumulated Value under the Certificate.

The first twelve transfers in a Certificate year will be free of any charge. Thereafter, a $10 transfer charge will be deducted from the amount transferred for each transfer in that Certificate year. The Company may increase or decrease this charge, but it is guaranteed never to exceed $25. The first automatic transfer counts as one transfer towards the twelve free transfers allowed in each Certificate year; each subsequent automatic transfer is without charge and does not reduce the remaining number of transfers which may be made free of charge. Any transfers made with respect to a conversion privilege, Certificate loan or material change in investment policy will not count towards the twelve free transfers.

DOLLAR COST AVERAGING AND AUTOMATIC REBALANCING OPTIONS

You may have automatic transfers of at least $100 each made on a periodic basis
(a) from the Sub-Accounts which invest in the Money Market Fund and Government Bond Fund of AIT to one or more of the other Sub-Accounts ("Dollar Cost Averaging Option"), or (b) to automatically reallocate Certificate Value among the Sub-Accounts ("Automatic Rebalancing Option"). Automatic transfers may be made on a monthly, bimonthly, quarterly, semiannual or annual schedule. Generally, all transfers will be processed on the 15th of each scheduled month. However, if the 15th is not a business day or is the Monthly Processing Date, the automatic transfer will be processed on the next business day. The Dollar Cost Averaging Option and the Automatic Rebalancing Option may not be in effect at the same time.

TRANSFER PRIVILEGE SUBJECT TO POSSIBLE LIMITATIONS

The transfer privilege is subject to the consent of the Company. The Company reserves the right to impose limitations on transfers including, but not limited to: (1) the minimum amount that may be transferred, (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account, (3) the minimum period of time between transfers involving the Fixed Account, and (4) the maximum amount that may be transferred each time from the Fixed Account.

The Certificates are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, or frequent transfers. These and similar activities may be disruptive to the Underlying Funds, and may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Funds, the Company reserves the right to refuse transfers or to take other action to prevent or limit the use of such activities.

ELECTION OF DEATH BENEFIT OPTIONS

Federal tax law requires a Guideline Minimum Death Benefit in relation to cash value for a Certificate to qualify as life insurance. Under current federal tax law, either the Guideline Premium test or the Cash Value

Accumulation test can be used to determine if the Certificate complies with the definition of "life insurance" in Section 7702 of the Code. At the time of application, the Employer may elect either of the tests.

The Guideline Premium test limits the amount of premiums payable under a Certificate to a certain amount for an insured of a particular age and sex. Under the Guideline Premium test, the Certificate Owner may choose between Death Benefit Option 1 and Option 2, as described below. After issuance of the Certificate, the Certificate Owner may change the selection from Option 1 to Option 2 or vice versa.

The Cash Value Accumulation test requires that the Death Benefit must be sufficient so that the Certificate Value, as defined in Section 7702, does not at any time exceed the net single premium required to fund the future benefits under the Certificate. In the event the maximum premium limit applies, we reserve the right to obtain evidence of insurability which is satisfactory to us as a condition to accepting excess premium. IF THE CASH VALUE ACCUMULATION TEST IS CHOSEN BY THE EMPLOYER, ONLY DEATH BENEFIT OPTION 3 WILL APPLY. DEATH BENEFITS OPTION 1 AND OPTION 2 ARE NOT AVAILABLE UNDER THE CASH VALUE ACCUMULATION TEST.

GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

There are two main differences between the Guideline Premium test and the Cash Value Accumulation test. First, the Guideline Premium test limits the amount of premium that may be paid into a Certificate, while no such limits apply under the Cash Value Accumulation test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Certificate Value are different. Required increases in the Guideline Minimum Death Benefit due to growth in Certificate Value will generally be greater under the Cash Value Accumulation test than under the Guideline Premium test. Applicants for a Policy should consult a qualified tax adviser in choosing a Death Benefit election.

OPTION 1 -- LEVEL DEATH BENEFIT

Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in the table below. Under Option 1, the Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount, in which case the Death Benefit will vary as the Certificate Value varies. Option 1 will offer the best opportunity for the Certificate Value under a Certificate to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.

OPTION 2 -- ADJUSTABLE DEATH BENEFIT

Under Option 2, the Death Benefit is equal to the greater of the Face Amount plus the Certificate Value or the Guideline Minimum Death Benefit, as set forth in the table below. The Death Benefit will, therefore, vary as the Certificate Value changes, but will never be less than the Face Amount. Option 2 will offer the best opportunity for the Certificate Owner who would like to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Certificate Value, and will decrease whenever there is a decrease in the Certificate Value, but will never go below the Face Amount.

OPTION 3 -- LEVEL DEATH BENEFIT WITH CASH VALUE ACCUMULATION TEST

Under Option 3, the Death Benefit will equal the Face Amount, unless the Certificate Value, multiplied by the applicable Option 3 Death Benefit Factor, results in a higher Death Benefit. A complete list of Option 3 Death Benefit Factors is set forth in the Certificate. The applicable Death Benefit Factor depends upon the sex, risk classification, and then-attained age of the Insured. The Death Benefit Factor decreases slightly from year to year as the attained age of the Insured increases. Option 3 will offer the best opportunity for the Certificate Owner who is looking for an increasing death benefit in later Certificate years and/or would like to fund the Certificate at the "seven-pay" limit for the full seven years. When the Certificate Value multiplied by the applicable Death Benefit Factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Certificate Value, and will decrease whenever there is a decrease in the Certificate Value, but will never go below the Face Amount.

DEATH PROCEEDS

As long as the Certificate remains in force (see CERTIFICATE TERMINATION AND REINSTATEMENT), the Company will, upon due proof of the Insured's death, pay the Death Proceeds of the Certificate to the named Beneficiary. The Company will normally pay the Death Proceeds within seven days of receiving due proof of the Insured's death, but the Company may delay payments under certain circumstances. See OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments." The Death Proceeds may be received by the Beneficiary in a lump sum or under one or more of the payment options the Company offers. See APPENDIX B -- PAYMENT OPTIONS.

The Death Proceeds payable depend on the current Face Amount and the Death Benefit Option that is in effect on the date of death. Prior to the Final Premium Payment Date, the Death Proceeds are: (a) the Death Benefit provided under Option 1, Option 2, or Option 3, whichever is in effect on the date of death; minus (b) any Outstanding Loan, any partial withdrawals, and any Monthly Deductions due and unpaid through the Certificate month in which the Insured dies. After the Final Premium Payment Date, the Death Proceeds equal the Surrender Value of the Certificate. The amount of Death Proceeds payable will be determined as of the date the Company receives due proof of the Insured's death for Option 2 and date of death for Options 1 and 3.

MORE INFORMATION ABOUT DEATH BENEFIT OPTIONS 1 AND 2

If the Guideline Premium Test is chosen by the Employer, the Certificate Owner may choose between Death Benefit Option 1 or Option 2. The Certificate Owner may designate the desired Death Benefit Option in the enrollment form, and may change the option once per Certificate year by Written Request. There is no charge for a change in option.

GUIDELINE MINIMUM DEATH BENEFIT UNDER OPTION 1 AND OPTION 2

The Guideline Minimum Death Benefit under Option 1 or Option 2 is equal to a percentage of the Certificate Value as set forth below. The Guideline Minimum Death Benefit is determined in accordance with the Code regulations to ensure that the Certificate qualifies as a life insurance contract and that the insurance proceeds may be excluded from the gross income of the Beneficiary.

                     GUIDELINE MINIMUM DEATH BENEFIT TABLE
                            (Option 1 and Option 2)

Age of Insured                                             Percentage of
on Date of Death                                         Certificate Value
----------------                                         -----------------
40 and under...........................................        250%
45.....................................................        215%
50.....................................................        185%
55.....................................................        150%
60.....................................................        130%
65.....................................................        120%
70.....................................................        115%
75.....................................................        105%
80.....................................................        105%
85.....................................................        105%
90.....................................................        105%
95 and above...........................................        100%

For the Ages not listed, the progression between the listed Ages is linear.

For any Face Amount, the amount of the Death Benefit and thus the Death Proceeds will be greater under Option 2 than under Option 1, since the Certificate Value is added to the specified Face Amount and included in the Death Proceeds only under Option 2. However, the cost of insurance included in the Monthly Deduction will be greater, and thus the rate at which Certificate Value will accumulate will be slower, under Option 2 than under Option 1. See CHARGES AND
DEDUCTIONS -- "Monthly Deduction from Certificate Value." If you desire to have premium payments and investment performance reflected in the amount of the Death Benefit, you should choose Option 2. If you desire premium payments and investment performance reflected to the maximum extent in the Certificate Value, you should select Option 1.

CHANGE IN DEATH BENEFIT OPTION

Generally, if Death Benefit Option 1 or Option 2 is in effect, the Death Benefit Option in effect may be changed once each Certificate year by sending a Written Request for change to the Principal Office. The effective date of any such change will be the Monthly Processing Date on or following the date of receipt of the request. No charges will be imposed on changes in Death Benefit Options. IF OPTION 3 IS IN EFFECT, YOU MAY NOT CHANGE TO EITHER OPTION 1 OR OPTION 2.

If the Death Benefit Option is changed from Option 2 to Option 1, the Face Amount will be increased to equal the Death Benefit which would have been payable under Option 2 on the effective date of the change (i.e., the Face Amount immediately prior to the change plus the Certificate Value on the date of the change). The amount of the Death Benefit will not be altered at the time of the change. However, the change in option will affect the determination of the Death Benefit from that point on, since the Certificate Value will no longer be added to the Face Amount in determining the Death Benefit. The Death Benefit will equal the new Face Amount (or, if higher, the Guideline Minimum Death Benefit). The cost of insurance may be higher or lower than it otherwise would have been since any increases or decreases in Certificate Value will, respectively, reduce or increase the Insurance Amount at Risk under Option 1. Assuming a positive net investment return with respect to any amounts in the Separate Account, changing the Death Benefit Option from Option 2 to Option 1 will reduce the Insurance Amount at Risk and, therefore, the cost of insurance charge for all subsequent Monthly Deductions, compared to what such charge would have been if no such change were made.

If the Death Benefit Option is changed from Option 1 to Option 2, the Face Amount will be decreased to equal the Death Benefit less the Certificate Value on the effective date of the change. This change may not be made if it would result in a Face Amount less than $10,000. A change from Option 1 to Option 2 will not alter the amount of the Death Benefit at the time of the change, but will affect the determination of the Death Benefit from that point on. Because the Certificate Value will be added to the new specified Face Amount, the Death Benefit will vary with the Certificate Value. Thus, under Option 2, the Insurance Amount at Risk will always equal the Face Amount unless the Guideline Minimum Death Benefit is in effect. The cost of insurance may also be higher or lower than it otherwise would have been without the change in Death Benefit Option. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

A change in Death Benefit Option may result in total premiums paid exceeding the then current maximum premium limitation determined by Internal Revenue Service Rules. In such event, the Company will pay the excess to the Certificate Owner. See THE CERTIFICATE -- "Premium Payments."

CHANGE IN FACE AMOUNT

Subject to certain limitations, you may increase or decrease the specified Face Amount of a Certificate at any time by submitting a Written Request to the Company. If the Insured Term Rider is in effect, any increase will be under the Insured Term Rider. Any increase or decrease in the specified Face Amount requested by you will generally become effective on the Monthly Processing Date on or next following the date of receipt of the request at the Principal Office or, if Evidence of Insurability is required, the date of approval of the request.

INCREASES

Along with the Written Request for an increase, you must submit satisfactory Evidence of Insurability. The consent of the Insured may also be required whenever the Face Amount is increased. A request for an increase in the Face Amount may not be less than an amount determined by the Company. This amount varies by group but in no event will this amount exceed $10,000. You may not increase the Face Amount after the Insured reaches Age 85. An increase must be accompanied by an additional premium if the Certificate Value is less than the sum of three Monthly Deductions. The effective date of the increase will generally be the first Monthly Processing Date on or following the date all of the conditions for the increase are met.

An increase in the Face Amount will generally affect the Insurance Amount at Risk, and may affect the portion of the Insurance Amount at Risk included in various Underwriting Classes (if more than one Underwriting Class applies), both of which may affect the monthly cost of insurance charges. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

After increasing the Face Amount, you will have the right (1) during a Free-Look Period, to have the increase cancelled and the charges which would not have been deducted but for the increase will be credited to the Certificate, and (2) during the first 24 months following the increase, to transfer any or all Certificate Value to the Fixed Account free of charge. See THE CERTIFICATE -- "Free-Look Period" and "Conversion Privileges." A refund of charges which would not have been deducted but for the increase will be made at your request.

DECREASES

The minimum amount for a decrease in the Face Amount is $10,000. By current Company practice, the Face Amount in force after any decrease may not be less than $50,000. If, following a decrease in the Face Amount, the Certificate would not comply with the maximum premium limitation applicable under the IRS rules, the decrease may be limited or Certificate Value may be returned to the Certificate Owner (at your election) to the extent necessary to meet the requirements. A return of Certificate Value may result in tax liability to you. A decrease in the Face Amount will affect the total Insurance Amount at Risk and the portion of the Insurance Amount at Risk covered by various Underwriting Classes, both of which may affect a Certificate Owner's monthly cost of insurance charges. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases successively; and (c) the initial Base Amount.

CERTIFICATE VALUE AND SURRENDER VALUE

The Certificate Value is the total amount available for investment and is equal to the sum of the accumulation in the Fixed Account and the value of the Units in the Sub-Accounts. The Certificate Value is used in determining the Surrender Value (the Certificate Value less any Outstanding Loan). See THE
CERTIFICATE --"Surrender." There is no guaranteed minimum Certificate Value. Because Certificate Value on any date depends upon a number of variables, it cannot be predetermined.

Certificate Value and Surrender Value will reflect frequency and amount of Net Premiums paid, interest credited to accumulations in the Fixed Account, the investment performance of the chosen Sub-Accounts, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Certificate.

CALCULATION OF CERTIFICATE VALUE

The Certificate Value is determined on the Date of Issue and on each Valuation Date. On the Date of Issue, the Certificate Value will be the Net Premiums received, plus any interest earned during the underwriting period when premiums are held in the Fixed Account (before being transferred to the Separate Account; see THE CERTIFICATE -- "Enrollment Form for a Certificate") less any Monthly Deductions due. On each Valuation Date after the Date of Issue the Certificate Value will be:

(1) the sum of the values in each of the Sub-Accounts on the Valuation Date, determined for each Sub-Account by multiplying the value of a Unit in that Sub-Account on that date by the number of such Units allocated to the Certificate; PLUS

(2) the value in the Fixed Account (including any amounts transferred to the Fixed Account with respect to a loan).

Thus, the Certificate Value is determined by multiplying the number of Units in each Sub-Account by their value on the particular Valuation Date, adding the products, and adding accumulations in the Fixed Account, if any.

THE UNIT

You allocate the Net Premiums among the Sub-Accounts. Allocations to the Sub-Accounts are credited to the Certificate in the form of Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Certificate is equal to the portion of the Net Premium allocated to the Sub-Account, divided by the dollar value of the applicable Unit as of the Valuation Date the payment is received at the Principal Office. The number of Units will remain fixed unless changed by a subsequent split of Unit value, transfer, partial withdrawal or surrender. In addition, if the Company is deducting the Monthly Deduction or other charges from a Sub-Account, each such deduction will result in cancellation of a number of Units equal in value to the amount deducted.

The dollar value of a Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective Underlying Fund. The value of a Unit was set at $1.00 on the first Valuation Date for each Sub-Account. The dollar value of a Unit on a given Valuation Date is determined by multiplying the dollar value of the corresponding Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

NET INVESTMENT FACTOR

The net investment factor measures the investment performance of a Sub-Account of the Separate Account during the Valuation Period just ended. The net investment factor for each Sub-Account is equal to 1.0000 plus the number arrived at by dividing (a) by (b), where

(a) is the investment income of that Sub-Account for the Valuation Period, plus capital gains, realized or unrealized, credited during the Valuation Period; minus capital losses, realized or unrealized, charged during the Valuation Period; adjusted for provisions made for taxes, if any; and

(b) is the value of that Sub-Account's assets at the beginning of the Valuation Period.

The net investment factor may be greater or less than one. Therefore, the value of a Unit may increase or decrease. You bear the investment risk. Subject to applicable state and federal laws, the Company reserves the right to change the methodology used to determine the net investment factor.

Allocations to the Fixed Account are not converted into Units, but are credited interest at a rate periodically set by the Company. See MORE INFORMATION ABOUT THE FIXED ACCOUNT.

PAYMENT OPTIONS

During the Insured's lifetime, you may arrange for the Death Proceeds to be paid in a single sum or under one or more of the payment options then offered by the Company. These payment options are also available at the Final Premium Payment Date and if the Certificate is surrendered. If no election is made, the Company will pay the Death Proceeds in a single sum. See APPENDIX B -- PAYMENT OPTIONS.

OPTIONAL INSURANCE BENEFITS

Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX A -- OPTIONAL BENEFITS may be added to a Certificate by rider. The cost, if any, of optional insurance benefits added by rider will be deducted as part of the Monthly Deduction. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

SURRENDER

You may at any time surrender the Certificate and receive its Surrender Value. The Surrender Value is the Certificate Value, less any Outstanding Loan. The Surrender Value will be calculated as of the Valuation Date on which a Written Request for surrender and the Certificate are received at the Principal Office.

The proceeds on surrender may be paid in a lump sum or under one of the payment options the Company offers. See APPENDIX B -- PAYMENT OPTIONS. The Company will normally pay the Surrender Value within seven days following the Company's receipt of the surrender request, but the Company may delay payment under the circumstances described in OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments."

For important tax considerations that may result from surrender see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

Any time after the first Certificate year, you may withdraw a portion of the Surrender Value of the Certificate, subject to the limits stated below, upon Written Request filed at the Principal Office. The Written Request must indicate the dollar amount you wish to receive and the Accounts from which such amount is to be withdrawn. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, the Company will make a Pro-Rata Allocation. Each partial withdrawal must be in a minimum amount of $500. Under Option 1 or Option 3, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000.

A partial withdrawal from a Sub-Account will result in the cancellation of the number of Units equivalent in value to the amount withdrawn. The amount withdrawn equals the amount requested by you plus the partial withdrawal transaction charge as described under CHARGES AND DEDUCTIONS -- "Transaction Charge on Partial Withdrawal." The Company will normally pay the amount of the partial withdrawal within seven days following the Company's receipt of the partial withdrawal request, but the Company may delay payment under certain circumstances described in OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments." For important tax consequences which may result from partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

Charges will be deducted to compensate the Company for providing the insurance benefits set forth in the Certificate and any additional benefits added by rider, providing servicing, incurring distribution expenses, and assuming certain risks in connection with the Certificates. Certain of the charges described below may be reduced for Certificates issued in connection with a specific group under a non-qualified benefit plan. Charges and deductions may vary based on criteria, for example, such as the purpose for which the Certificates are purchased, the size of the benefit plan and the expected number of participants, the underwriting characteristics of the group, the levels and types of administrative services provided to the benefit plan and participants, total assets under management, nature of relationship among individual insureds, the expected persistency of individual policies and anticipated aggregate premium payments. From time to time the

Company may modify both the amounts and criteria for reductions, which will not be unfairly discriminatory against any person.

The Certificate may be issued with an Insured Term Rider. Depending on your circumstances, it may be less costly to purchase more insurance coverage under the Insured Term Rider than under the Base Amount of insurance coverage. The current cost of insurance charges for the insurance coverage provided by the Insured Term Rider are equal to or lower than for the insurance coverage provided by the Base Amount. In addition, the Monthly Expense Charge does not apply to insurance coverage provided by the Insured Term Rider.

Upon full surrender of a group Policy within the first three Policy years, in certain situations the Company will, upon written request, refund a percentage of the portion of the previously paid Premium Expense Charge that exceeded our local, state and federal tax expenses. The following conditions apply:

    - The original owner of the Policy and Certificates thereunder is a corporation, a corporate grantor trust, or an individual or trust under a corporate sponsored collateral assignment split dollar agreement, and the ownership has not been changed;

    - The request to surrender the Policy and all Certificates thereunder must be received prior to the end of the third Policy year; and

    - The Policy and Certificates have not been exchanged to another carrier.

PREMIUM EXPENSE CHARGE

A charge may be deducted from each premium payment for state and local premium taxes paid by the Company, to compensate the Company for federal taxes imposed under Section 848 of the Code for deferred acquisition cost, and for distribution expenses related to the Certificates. Upon request, the Company may permit all or part of the Premium Expense Charge to be deducted as part of the monthly deduction.

STATE PREMIUM TAXES. State premium taxes generally range from 0.75% to 5%, while local premium taxes (if any) vary by jurisdiction within a state. The Company guarantees that the charge for premium taxes will not exceed 10%. The premium tax charge may change when either the applicable jurisdiction changes or the tax rate within the applicable jurisdiction changes. The Company should be notified of any change in address of the Insured as soon as possible.

DAC TAX. Section 848 of the Code requires insurance companies to capitalize certain specified policy acquisition costs and defer their deduction in determining the insurer's tax liability. This is known as the "DAC tax." The Company deducts a charge for the DAC tax that may range from zero up to 2% (up to 4% for certain corporate or trust-owned policies described below) of premiums, depending on the group to which the Policy is issued.

Over time, the Company will realize an economic benefit from the tax deductions it receives as the capitalized policy acquisition costs are amortized. If Certificates are issued under a corporate or trust-owned life insurance policy ("COLI Policy"), at the request of the Policyholder the Company may "pass through" this economic benefit to the Policyholder. Under the pass through, the DAC tax will be higher (up to 4%) than it would be without the pass through (up to 2%). The DAC tax is charged on each premium payment and each DAC tax "load" is tracked separately. Over a period (currently 11 years) that reflects the amortization provisions of Section 848 of the Code, on each Certificate anniversary the Company will refund a portion of each DAC tax load. The amount of the refund is a percentage of each load, based on the number of Certificate anniversaries after the respective premium payment was made. If a Certificate is surrendered or if the Insured dies, any remaining load will be refunded to the Policyholder.

DISTRIBUTION EXPENSES. The charge for distribution expenses may range from zero to 10%. The distribution charge may vary, depending upon such factors, for example, as the type of the benefit plan, average number of participants, average Face Amount of the Certificates, anticipated average annual premiums, and the actual distribution expenses incurred by the Company.

MONTHLY DEDUCTION FROM CERTIFICATE VALUE

On the Date of Issue and each Monthly Processing Date thereafter prior to the Final Premium Payment Date, certain charges ("Monthly Deductions") will be deducted from the Certificate Value. The Monthly Deduction may include charges for the following:

    - The cost of insurance. The cost of insurance rates will vary with the age and underwriting class of the Insured.

    - Certificate administrative expenses. The charge may be up to $10 monthly, depending on the group to which the Policy is issued.

    - For the first five Certificate years, a Monthly Expense Charge to reimburse the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the Insured's Age and underwriting class for each $1,000 of the Certificate's Base Amount on the Date of Issue. For more information, see APPENDIX D -- MONTHLY EXPENSE CHARGE TABLE.

    - Separate Account administrative expenses. The Separate Account administrative charge may continue for up to 10 Certificate years and may be up to 0.25% of Certificate Value in each Sub-Account, depending on the group to which the Policy was issued.

    - Mortality and expense risks. The mortality and expense risk charge may be up to 0.90% of Certificate Value in each Sub-Account.

You may specify from which Sub-Account the cost of insurance charge, the charge for Certificate administrative expenses, the monthly expense charge, the mortality and expense risk charge, and the charge, if any, for the cost of additional benefits provided by rider will be deducted. If no allocation is specified, the Company will make a Pro-Rata Allocation.

The Separate Account administrative charge and the mortality and expense risk charge are assessed against each Sub-Account that generates a charge based on the prior month's sub-account value. In the event that a charge is greater than the value of the Sub-Account to which it relates on a Monthly Processing Date, the Company will make a Pro-Rata Allocation of the unpaid balance.

Monthly Deductions are made on the Date of Issue and on each Monthly Processing Date until the Final Premium Payment Date. After the Final Premium Payment Date, a deduction for mortality and expense risk charges will continue to be assessed monthly. No other Monthly Deductions will be made on or after the Final Premium Payment Date.

COST OF INSURANCE

This charge is designed to compensate the Company for the anticipated cost of providing Death Proceeds to Beneficiaries of those Insureds who die prior to the Final Premium Payment Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Base Amount and Insured Term Rider, if any, and for each subsequent increase in the Base Amount and Insured Term Rider. Because the cost of insurance depends upon a number of variables, it can vary from month to month and from group to group. Generally, the current cost of insurance for the Base Amount will be higher than the cost of insurance under an Insured Term Rider.

COST OF INSURANCE RATES. The Certificates are sold to eligible individuals who are members of a non-qualified benefit plan having a minimum, depending on the group, of five or more members. A portion of the initial Face Amount may be issued on a fully underwritten, guaranteed or simplified underwriting basis, and may vary based on characteristics within a group. The determination of the Underwriting Class for the guaranteed or simplified issue portion will, in part, be based on: the type of group; the purpose for which the Certificates are purchased; the number of persons eligible to participate in the plan; expected percentage of eligible persons participating in the plan; aggregate premiums paid; and the amount of guaranteed or simplified underwriting insurance to be issued.

Cost of insurance rates are based on an appropriate rate table, Age and Underwriting Class of the Insured at the Date of Issue, the effective date of an increase or date of rider, as applicable. The cost of insurance rates are determined at the beginning of each Certificate year for the initial Base Amount of insurance coverage and the initial amount of the Insured Term Rider, if any. The cost of insurance rates for an increase in the initial Base Amount or the initial amount of the Insured Term Rider, if any, are determined annually on the anniversary of the effective date of each increase or rider. The cost of insurance rates generally increase as the Insured's Age increases. Generally, the cost of insurance rates for insurance coverage under the Base Amount are higher than for insurance coverage under the Insured Term Rider.

The actual monthly cost of insurance rates will be based on the Company's expectations as to future expenses and mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Certificate. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables (Age Last Birthday) (Male, Female or Unisex Table B, Smoker, Non-smoker or Uni-smoker) and the Insured's Age. The tables used for this purpose may set forth different mortality estimates for smokers and non-smokers. Any change in the cost of insurance rates will apply to all persons in the group of the same insuring Age and Underwriting Class whose Certificates have been in force for the same length of time.

The Underwriting Class of an Insured will affect the cost of insurance rates. The Company currently places Insureds into the following Underwriting Classes: preferred, standard, substandard, guaranteed issue and simplified issue, each with separate ratings for the Base Amount and for the Insured Term Rider. In an otherwise identical Certificate, an Insured in the preferred Underwriting Class will generally have a lower cost of insurance than an Insured in a standard Underwriting Class who, in turn, will have a lower cost of insurance than an Insured in a substandard Underwriting Class with a higher mortality risk. The Underwriting Classes may be divided into two categories or aggregated: smokers and non-smokers. Non-smoking Insureds will incur lower cost of insurance rates than Insureds who are classified as smokers but who are otherwise in the same Underwriting Class. Any Insured with an Age at issuance under 18 will be classified initially as regular, unless substandard. The Insured then will be classified as a smoker at Age 18 unless the Insured provides satisfactory evidence that the Insured is a non-smoker. The Company will provide notice to you of the opportunity for the Insured to be classified as a non-smoker when the Insured reaches Age 18.

The cost of insurance rates are determined separately for the initial Face Amount and for the amount of any increase in the Face Amount. For each increase in the Face Amount you request, at a time when the Insured is in a less favorable Underwriting Class than previously, a correspondingly higher cost of insurance rate will apply only to that portion of the Insurance Amount at Risk for the increase. For the initial Face Amount and any prior increases, the Company will use the Underwriting Class previously applicable. On the other hand, if the Insured's Underwriting Class improves on an increase, the lower cost of insurance rate generally will apply to the entire Insurance Amount at Risk.

GROUP EXPERIENCE RATING. If Certificates are issued under a corporate or trust-owned life insurance policy ("COLI Policy") covering at least 500 Insureds, at the request of the Policyholder the COLI Policy may be issued on the basis of group experience rating. The Company will establish a target for the mortality reserve that is equal to a percentage of the current year's cost of insurance charges. If the group has favorable mortality experience (actual claims are less than expected), the mortality reserve may eventually exceed the target reserve. At the end of any experience period, if the mortality reserve exceeds the target reserve, at the

Policyholder's request, an experience credit will be paid to the Policyholder from the mortality reserve. At the end of each experience period, the cost of insurance charges for the group may be adjusted prospectively (for the next experience period), but will never exceed the guaranteed cost of insurance charges.

If the number of Insureds under the COLI Policy falls below 100, the experience rating of the group will cease. Any positive reserve will be distributed to the Policyholder over an 18-month period in order to cover any incurred but not yet reported claims.

MONTHLY CERTIFICATE ADMINISTRATIVE CHARGE

Prior to the Final Premium Payment Date, a monthly Certificate administrative charge of up to $10 per month, depending on the group to which the Policy was issued, will be deducted from the Certificate Value. This charge will be used to compensate the Company for expenses incurred in the administration of the Certificate, and will compensate the Company for first-year underwriting and other start-up expenses incurred in connection with the Certificate. These expenses include the cost of processing enrollment forms, conducting medical examinations, determining insurability and the Insured's Underwriting Class, and establishing Certificate records. The Company does not expect to derive a profit from these charges.

MONTHLY EXPENSE CHARGE

The Monthly Expense Charge may be charged on the monthly processing date for the first five years after issuance of the Certificate. This charge will be used to reimburse the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies based on age, and the Insured's Underwriting class (Smoker/Non-Smoker) for each $1,000 of the Certificate's Base Amount. The maximum rate per $1000 of Base Amount, considering all possible combinations of Ages and Underwriting Classes, is $0.2175 for an Insured who Age 65 and a smoker. For more information, see APPENDIX D -- MONTHLY EXPENSE CHARGE TABLE.

MONTHLY SEPARATE ACCOUNT ADMINISTRATIVE CHARGE

The Company can make an administrative charge on an annual basis of up to 0.25% of the Certificate Value in each Sub-Account. The duration of this charge can be for up to 10 years. This charge is designed to reimburse the Company for the costs of administering the Separate Account and Sub-Accounts. The charge is not expected to be a source of profit. The administrative expenses assumed by the Company in connection with the Separate Account and Sub-Accounts include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expenses of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE

The Company can make a mortality and expense risk charge on an annual basis of up to 0.90% of the Certificate Value in each Sub-Account. This charge is for the mortality risk and expense risk which the Company assumes in relation to the variable portion of the Certificates. The total charges may be different between groups and increased or decreased within a group, subject to compliance with applicable state and federal requirements, but may not exceed 0.90% on an annual basis.

The mortality risk assumed by the Company is that Insureds may live for a shorter time than anticipated, and that the Company will, therefore, pay an aggregate amount of Death Proceeds greater than anticipated. The expense risk assumed is that the expenses incurred in issuing and administering the Certificates will exceed the amounts realized from the administrative charges provided in the Certificates. If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If costs are less than the amounts provided, the difference will be a profit to the Company. To the extent this charge results in a current profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge that is applicable to each.

CHARGES REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT

Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectuses and Statements of Additional Information of the Underlying Funds contain additional information concerning such fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should the Company determine that taxes will be imposed, the Company may make deductions from the Sub-Account to pay such taxes. See FEDERAL TAX CONSIDERATIONS. The imposition of such taxes would result in a reduction of the Certificate Value in the Sub-Accounts.

TRANSACTION CHARGE ON PARTIAL WITHDRAWAL

After the first Certificate year, partial withdrawals of Surrender Value may be made. The minimum withdrawal is $500. Under Option 1 or Option 3, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000. A transaction charge which is the smaller of $25 or 2% of the amount withdrawn, will be assessed on each partial withdrawal to reimburse the Company for the cost of processing the withdrawal. The Company does not expect to make a profit on this charge. The transaction fee applies to all partial withdrawals.

TRANSFER CHARGES

The first twelve transfers in a Certificate year will be free of charge. Thereafter, a transfer charge of $10 will be imposed for each transfer request to reimburse the Company for the administrative costs incurred in processing the transfer request. The Company reserves the right to increase the charge, but it will never exceed $25. The Company also reserves the right to change the number of free transfers allowed in a Certificate year. See THE
CERTIFICATE --"Transfer Privilege."

You may have automatic transfers of at least $100 made on a periodic basis, every 1, 2 or 3 months (a) from the Sub-Accounts which invest in the Money Market Fund and Government Bond Fund of AIT, respectively, to one or more of the other Sub-Accounts, or (b) to reallocate Certificate Value among the Sub-Accounts. The first automatic transfer counts as one transfer towards the twelve free transfers allowed in each Certificate year. Each subsequent automatic transfer is without charge and does not reduce the remaining number of transfers which may be made without charge.

If you utilize the Conversion Privilege, Loan Privilege, or reallocate Certificate Value within 20 days of the Date of Issue of the Certificate, any resulting transfer of Certificate Value from the Sub-Accounts to the Fixed Account will be free of charge, and in addition to the twelve free transfers in a Certificate year. See THE CERTIFICATE -- "Conversion Privileges" and CERTIFICATE LOANS.

OTHER ADMINISTRATIVE CHARGES

The Company reserves the right to impose a charge (not to exceed $25) for the administrative costs incurred for changing the Net Premium allocation instructions, for changing face amount, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, or for a projection of values.

                               CERTIFICATE LOANS

Loans may be obtained by request to the Company on the sole security of the Certificate. The total amount which may be borrowed is the Loan Value. The Loan Value is 90% of an amount equal to Certificate Value. There is no minimum limit on the amount of the loan. The loan amount will normally be paid within seven days after the Company receives the loan request at its Principal Office, but the Company may delay payments under certain circumstances. See OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments."

A Certificate loan may be allocated among the Fixed Account and one or more Sub-Accounts. If you do not make an allocation, the Company will make a Pro-Rata Allocation based on the amounts in the Accounts on the date the Company receives the loan request. Certificate Value in each Sub-Account equal to the Certificate loan allocated to such Sub-Account will be transferred to the Fixed Account, and the number of Units equal to the Certificate Value so transferred will be cancelled. This will reduce the Certificate Value in these Sub-Accounts. These transactions are not treated as transfers for purposes of the transfer charge.

LOAN INTEREST CHARGED

As long as the Certificate is in force, Certificate Value in the Fixed Account equal to the loan amount will be credited with interest at an effective annual yield of at least 4.00% per year. The current credited rate is 4.0%. NO ADDITIONAL INTEREST WILL BE CREDITED TO SUCH CERTIFICATE VALUE.

Interest accrues daily, and is payable in arrears at the annual rate of 4.9%, guaranteed not to be greater than 5.5%. Interest is due and payable at the end of each Certificate year or on a pro-rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan amount and bear interest at the same rate. After the due and unpaid interest is added to the loan amount, if the new loan amount exceeds the Certificate Value in the Fixed Account, the Company will transfer Certificate Value equal to that excess loan amount from the Certificate Value in each Sub-Account to the Fixed Account as security for the excess loan amount. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Certificate Value in each Sub-Account bears to the total Certificate Value in all Sub-Accounts.

PREFERRED LOAN OPTION

A preferred loan option is automatically included under the Certificate if approved in the state. You may change a preferred loan to a non-preferred loan at any time upon written request. If this option has been included, after the tenth Certificate anniversary Certificate Value in the Fixed Account equal to the loan amount will be credited with interest at an effective annual yield of at least 4.0%. Certificate loans will bear interest at a fixed rate of 4.0%, guaranteed not to be greater than 4.5%. The Company's current practice is to credit a rate of interest equal to the rate being charged for the preferred loan.

There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Certificate. Consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS). THE PREFERRED LOAN OPTION IS NOT AVAILABLE IN ALL STATES.

REPAYMENT OF OUTSTANDING LOAN

Loans may be repaid at any time prior to the lapse of the Certificate. Upon repayment of any Outstanding Loan, the portion of the Certificate Value that is in the Fixed Account securing the Outstanding Loan repaid will be allocated to the various Accounts and increase the Certificate Value in such Accounts in accordance with your instructions. If you do not make a repayment allocation, the Company will allocate Certificate Value in accordance with your most recent premium allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Certificate Value previously transferred from the Separate Account to secure the Outstanding Loan.

If an Outstanding Loan exceeds the Certificate Value, the Certificate will terminate. A notice of such pending termination will be mailed to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Certificate will terminate with no value. See CERTIFICATE TERMINATION AND REINSTATEMENT.

EFFECT OF CERTIFICATE LOANS

Although Certificate loans may be repaid at any time prior to the lapse of the Certificate, Certificate loans will permanently affect the Certificate Value and Surrender Value, and may permanently affect the Death Proceeds. The effect could be favorable or unfavorable, depending upon whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Certificate Value in the Fixed Account attributable to the loan.

Moreover, outstanding Certificate loans and the accrued interest will be deducted from the proceeds payable upon surrender or the death of the Insured.

                   CERTIFICATE TERMINATION AND REINSTATEMENT

TERMINATION

The failure to make premium payments will not cause the Certificate to lapse unless:

    - the Surrender Value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or

    - if an Outstanding Loan exceeds the Certificate Value.

If one of these situations occurs, the Certificate will be in default. You will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send a notice to you and to any assignee of record. The notice will state the amount of premium due and the date on which it is due.

Failure to make a sufficient payment within the grace period will result in termination of the Certificate. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Certificate month in which the Insured dies and any other overdue charges will be deducted from the Death Proceeds.

REINSTATEMENT

If the Certificate has not been surrendered and the Insured is alive, the terminated Certificate may be reinstated anytime within three years after the date of default and before the Final Premium Payment Date. The reinstatement will be effective on the Monthly Processing Date following the date you submit the following to the Company:

    - a written enrollment form for reinstatement,

    - Evidence of Insurability; and

    - a premium that, after the deduction of the premium expense charge, is large enough to cover the Monthly Deductions for the three-month period beginning on the date of reinstatement.

CERTIFICATE VALUE ON REINSTATEMENT

The Certificate Value on the date of reinstatement is:

    - the Net Premium paid to reinstate the Certificate increased by interest from the date the payment was received at the Principal Office; plus

    - an amount equal to the Certificate Value less any Outstanding Loan on the date of default; minus

    - the Monthly Deduction due on the date of reinstatement. You may reinstate any Outstanding Loan outstanding on the date of default or foreclosure.

                          OTHER CERTIFICATE PROVISIONS

The following Certificate provisions may vary in certain states in order to comply with requirements of the insurance laws, regulations, and insurance regulatory agencies in those states.

CERTIFICATE OWNER

The Certificate Owner is named in the enrollment form or as subsequently changed. The Certificate Owner is generally entitled to exercise all rights under the Certificate while the Insured is alive, subject to the consent of any irrevocable Beneficiary (the consent of a revocable Beneficiary is not required). The consent of the Insured may be required when the Face Amount of insurance is increased.

BENEFICIARY

The Beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Certificate, the Beneficiary has no rights in the Certificate before the death of the Insured. While the Insured is alive, you may change any Beneficiary unless you have declared a Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Certificate Owner (or the Certificate Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, they will be paid in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionately.

ASSIGNMENT

The Certificate Owner may assign a Certificate as collateral or make an absolute assignment of the Certificate. All rights under the Certificate will be transferred to the extent of the assignee's interest. The Consent of the assignee may be required in order to make changes in premium allocations, to make transfers, or to exercise other rights under the Certificate. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Principal Office. When recorded, the assignment will take effect as of the date the Written Request was signed. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for determining the validity of any assignment or release.

INCONTESTABILITY

The Company will not contest the validity of a Certificate after it has been in force during the Insured's lifetime for two years from the Date of Issue. The Company will not contest the validity of any rider or any increase in the Face Amount after such rider or increase has been in force during the Insured's lifetime for two years from its effective date.

SUICIDE

The Death Proceeds will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, the Company will pay the Beneficiary an amount equal to all premiums paid for the Certificate, without interest, less any Outstanding Loan and less any partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Death Benefit, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The Beneficiary will receive the administrative charges and insurance charges paid for such increase.

AGE

If the Insured's Age as stated in the enrollment form for the Certificate is not correct, benefits under the Certificate will be adjusted to reflect the correct Age, if death occurs prior to the Final Premium Payment Date. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct Age. In no event will the Death Benefit be reduced to less than the Minimum Death Benefit.

POSTPONEMENT OF PAYMENTS

Payments of any amount due from the Separate Account upon surrender, partial withdrawals, or death of the Insured, as well as payments of a Certificate loan and transfers may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or (2) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Payments under the Certificate of any amounts derived from the premiums paid by check may be delayed until such time as the check has cleared your bank.

The Company also reserves the right to defer payment of any amount due from the Fixed Account upon surrender, partial withdrawal, or death of the Insured, as well as payments of Certificate loans and transfers from the Fixed Account, for a period not to exceed six months.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Bruce C. Anderson                     Director (since 1996), Vice President (since 1984)
  Director                            and Assistant Secretary (since 1992) of First
                                      Allmerica

Warren E. Barnes
  Vice President and Corporate        Vice President (since 1996) and Corporate Controller
  Controller                          (since 1998) of First Allmerica

Mark R. Colburn                       Director (since 2000) and Vice President (since 1992)
  Director and Vice President         of First Allmerica.

Charles F. Cronin                     Secretary and Counsel (since 2000) of First
  Secretary and Counsel               Allmerica; Counsel (since 1996) of First Allmerica;
                                      Attorney (1991-1996) of Nutter, McClennen & Fish

J. Kendall Huber                      Director, Vice President and General Counsel of First
  Director, Vice President and        Allmerica (since 2000); Vice President (1999) of
  General Counsel                     Promos Hotel Corporation; Vice President & Deputy
                                      General Counsel (1998-1999) of Legg Mason, Inc.; Vice
                                      President and Deputy General Counsel (1995-1998) of
                                      USF&G Corporation.

John P. Kavanaugh                     Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief  and Vice President (since 1991) of First Allmerica;
  Investment Officer                  and Vice President (since 1998) of Allmerica
                                      Financial Investment Management Services, Inc.; and
                                      President (since 1995) and Director (since 1996) of
                                      Allmerica Asset Management, Inc.

J. Barry May                          Director (since 1996) of First Allmerica; Director
  Director                            and President (since 1996) of The Hanover Insurance
                                      Company; and Vice President (1993 to 1996) of The
                                      Hanover Insurance Company

John F. O'Brien                       Director, President and Chief Executive Officer
  Director and Chairman of the Board  (since 1989) of First Allmerica; Director (since
                                      1989) of Allmerica Investments, Inc.; and Director
                                      and Chairman of the Board (since 1990) of Allmerica
                                      Financial Investment Management Services, Inc.

Edward J. Parry, III                  Director and Chief Financial Officer (since 1996) and
  Director, Vice President, and       Vice President and Treasurer (since 1993) of First
  Chief Financial Officer             Allmerica; Treasurer (since 1993) of Allmerica
                                      Investments, Inc.; and Treasurer (since 1993) of
                                      Allmerica Financial Investment Management
                                      Services, Inc.

Richard M. Reilly                     Director (since 1996) and Vice President (since 1990)
  Director, President and Chief       of First Allmerica; President (since 1995) of
  Executive Officer                   Allmerica Financial Life Insurance and Annuity
                                      Company; Director (since 1990) of Allmerica
                                      Investments, Inc.; and Director and President (since
                                      1998) of Allmerica Financial Investment Management
                                      Services, Inc.

Robert P. Restrepo, Jr.               Director and Vice President (since 1998) of First
  Director                            Allmerica; Director (since 1998) of The Hanover
                                      Insurance Company; Chief Executive Officer (1996 to
                                      1998) of Travelers Property & Casualty; Senior Vice
                                      President (1993 to 1996) of Aetna Life & Casualty
                                      Company

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Eric A. Simonsen                      Director (since 1996) and Vice President (since 1990)
  Director and Vice President         of First Allmerica; Director (since 1991) of
                                      Allmerica Investments, Inc.; and Director (since
                                      1991) of Allmerica Financial Investment Management
                                      Services, Inc.

Gregory D. Tranter                    Director and Vice President (since 2000) of First
  Director and Vice President         Allmerica; Vice President (since 1998) of The Hanover
                                      Insurance Company; Vice President (1996-1998) of
                                      Travelers Property & Casaulty; Director of Geico
                                      Team (1983-1996) of Aetna Life & Casualty

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect subsidiary of First Allmerica, acts as the principal underwriter of the Certificates pursuant to a Sales and Administrative Services Agreement with the Company and the Separate Account. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Certificates are sold by agents of the Company who are registered representatives of Allmerica Investments, Inc. or of independent broker-dealers.

The Company pays commissions to broker-dealers and registered representatives which sell the Certificates based on a commission schedule. After issuance of a Certificate or an increase in Face Amount, commissions may be up to 25% of the first-year premiums up to a basic premium amount established by the Company. Thereafter, commissions may be up to 10% of any additional premiums. Alternative compensation schedules, which may include ongoing annual compensation of up to 0.75% of Certificate Value, are available based on premium payments and the level of enrollment and ongoing administrative services provided to participants and benefit plans by the broker-dealer or registered representative. Certain registered representatives, including registered representatives enrolled in the Company's training program for new agents, may receive additional first-year and renewal commissions and training reimbursements. General Agents of the Company and certain registered representatives may also be eligible to receive expense reimbursements based on the amount of earned commissions. General Agents may also receive overriding commissions, which will not exceed 2.5% of first-year, or 4% of renewal premiums.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales related criteria. Other payments may be made for other services that do not directly involve the sales of the Certificates. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. The Company intends to recoup the commissions and other sales expenses through a combination of a portion of the premium expense charge and the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company.

                                    REPORTS

The Company will maintain the records relating to the Separate Account. You will be promptly sent statements of significant transactions such as premium payments (other than payments made pursuant to the MAP procedure), changes in the specified Face Amount, changes in the Death Benefit Option, transfers among Sub-Accounts and the Fixed Account, partial withdrawals, increases in loan amount by you, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to you. The annual statement will summarize all of the above transactions and deductions of charges during the Certificate year. It will also set forth the status of the Death Proceeds, Certificate Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Certificate loan(s). The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Certificate. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement. In addition, you will be sent periodic reports containing financial statements and other information for the Separate Account and the Underlying Investment Companies as required by the 1940 Act.

                               LEGAL PROCEEDINGS

There are no legal proceedings pending to which the Separate Account is a party, or to which the assets of the Separate Account are subject. The Company and Allmerica Investments, Inc. are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted from this Prospectus pursuant to the rules and regulations of the SEC. Statements contained in this Prospectus concerning the Certificate and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Certificate, on loans, withdrawals, or surrenders, on Death Benefit payments, and on the economic benefit to you or the Beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted. From time to time legislation is proposed which, if passed, could significantly, adversely, and possibly retroactively, affect the taxation of the Certificates. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

It should be recognized that the following summary of federal income tax aspects of amounts received under the Certificates is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. Specifically, the discussion below does not address certain tax provisions that may be applicable if the Certificate Owner is a corporation or the trustee of an employee benefit plan. A qualified tax adviser should always be consulted with regard to the enrollment form of law to individual circumstances.

THE COMPANY AND THE SEPARATE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Code of 1986, and files a consolidated tax return with its parent and affiliates. The Company does not expect to incur any income tax upon the earnings or realized capital gains attributable to the Separate Account. Based on these expectations, no charge is made for federal income taxes which may be attributable to the Separate Account.

The Company will review periodically the question of a charge to the Separate Account for federal income taxes. Such a charge may be made in future years for any federal income taxes incurred by the Company. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the Company level, or if there is a change in the Company's tax status. Any such charge would be designed to cover the federal income taxes attributable to the investment results of the Separate Account.

Under current laws the Company may also incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes paid, or reserves for such taxes, attributable to the Separate Account.

TAXATION OF THE CERTIFICATES

The Company believes that the Certificates described in this Prospectus will be considered life insurance contracts under Section 7702 of the Code, which generally provides for the taxation of life insurance policies and places limitations on the relationship of the Certificate Value to the Insurance Amount at Risk. As a result, the Death Proceeds payable are excludable from the gross income of the Beneficiary. Moreover, any increase in Certificate Value is not taxable until received by the Certificate Owner or the Certificate Owner's designee. See "Modified Endowment Contracts."

The Code also requires that the investment of each Sub-Account be adequately diversified in accordance with Treasury regulations in order to be treated as a life insurance Certificate for tax purposes. Although the Company does not have control over the investments of the Underlying Funds, the Company believes that the Underlying Funds currently meet the Treasury's diversification requirements, and the Company will monitor continued compliance with these requirements. In connection with the issuance of previous regulations relating to diversification requirements, the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Certificate Owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is possible that if and when regulations are issued, the Certificates may need to be modified to comply with such regulations. For these reasons, the Certificates or the Company's administrative rules may be modified as necessary to prevent a Certificate Owner from being considered the owner of the assets of the Separate Account.

Depending upon the circumstances, a surrender, partial withdrawal, change in the Death Benefit Option, change in the Face Amount, lapse with Certificate loan outstanding, or assignment of the Certificate may have tax consequences. In particular, under specified conditions, a distribution under the Certificate during the first 15 years from Date of Issue that reduces future benefits under the Certificate will be taxed to the Certificate Owner as ordinary income to the extent of any investment earnings in the Certificate. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Insured, Certificate Owner, or Beneficiary.

CERTIFICATE LOANS

The Company believes that non-preferred loans received under a Certificate will be treated as indebtedness of the Certificate Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Certificate Owner while the Certificate is in force. See "Modified Endowment Contracts." However, there is a risk that a preferred loan may be characterized by the IRS as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether a loan with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event pertinent IRS guidelines are issued in the future, you may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Certificate.

Section 264 of the Code restricts the deduction of interest on policy or certificate loans. Consumer interest paid on policy or certificate loans under an individually owned policy or certificate is not tax deductible.

Generally, no tax deduction for interest is allowed on policy or certificate loans, if the insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to any business-owned policies or certificates covering officers or 20-percent owners, up to a maximum equal to the greater of (1) five individuals, or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation, or
(b) 20 individuals.

MODIFIED ENDOWMENT CONTRACTS

The Technical and Miscellaneous Revenue Act of 1988 ("1988 Act") adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, any life insurance certificate, including a Certificate offered by this Prospectus, that fails to satisfy a "seven-pay" test is considered a modified endowment contract. A certificate fails to satisfy the seven-pay test if the cumulative premiums paid under the certificate at any time during the first seven certificate years, or within seven years of a material change in the certificate, exceed the sum of the net level premiums that would have been paid, had the certificate provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if benefits are reduced at anytime during the life of the Certificate, there may be adverse tax consequences. Please consult your tax adviser.

If the Certificate is considered a modified endowment contract, all distributions under the Certificate will be taxed on an "income-first" basis. Most distributions received by a Certificate Owner directly or indirectly (including loans, withdrawals, partial surrenders, or the assignment or pledge of any portion of the value of the Certificate) will be includible in gross income to the extent that the cash Surrender Value of the Certificate exceeds the Certificate Owner's investment in the contract. Any additional amounts will be treated as a return of capital to the extent of the Certificate Owner's basis in the Certificate. With certain exceptions, an additional 10% tax will be imposed on the portion of any distribution that is includible in income. All modified endowment contracts issued by the same insurance company to the same Certificate Owner during any calendar period will be treated as a single modified endowment contract in determining taxable distributions.

Currently, each Certificate is reviewed when premiums are received to determine if it satisfies the seven-pay test. If the Certificate does not satisfy the seven-pay test, the Company will notify the Certificate Owner of the option of requesting a refund of the excess premium. The refund process must be completed within 60 days after the Certificate anniversary, or the Certificate will be permanently classified as a modified endowment contract.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

As discussed earlier, you may allocate Net Premiums and transfer Certificate Value to the Fixed Account. The Fixed Account is an investment option that is funded by the general account of the Company. Because of exemption and exclusionary provisions in the securities law, any amount in the general account of the Company is not generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the disclosures in this Section have not been reviewed by the SEC. Disclosures regarding the fixed portion of the Certificate, the Fixed Account, and the general account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws concerning the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

The general account of the Company is made up of all of the general assets of the Company other than those allocated to any separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. Subject to applicable law, the Company has sole discretion over the investment of assets of the Fixed Account.

A portion or all of Net Premiums may be allocated or transferred to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. The allocation or transfer of funds to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account or the general account.

FIXED ACCOUNT VALUE AND CERTIFICATE LOANS

The Company bears the full investment risk for amounts allocated to the Fixed Account and guarantees that interest credited to each Certificate Owner's Certificate Value in the Fixed Account will not be less than an annual rate of 4% ("Guaranteed Minimum Rate"). (Under the Certificate, the Guaranteed Minimum Rate may be higher than 4%.)

The Company may, AT ITS SOLE DISCRETION, credit a higher rate of interest ("excess interest"), although it is not obligated to credit interest in excess of the Guaranteed Minimum Rate, and might not do so. However, the excess interest rate, if any, in effect on the date a premium is received at the Principal Office is guaranteed on that premium until the next Certificate anniversary, unless the Certificate Value associated with the premium becomes security for a Certificate loan. AFTER SUCH INITIAL ONE-YEAR GUARANTEE OF INTEREST ON NET PREMIUM, ANY INTEREST CREDITED ON THE CERTIFICATE VALUE IN THE FIXED ACCOUNT IN EXCESS OF THE GUARANTEED MINIMUM RATE PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE CERTIFICATE OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE.

Even if excess interest is credited to accumulated value in the Fixed Account, no excess interest will be credited to that portion of the Certificate Value which is equal to an Outstanding Loan. The Company guarantees that, on each Monthly Processing Date, the Certificate Value in the Fixed Account will be the amount of the Net Premiums allocated or Certificate Value transferred to the Fixed Account, plus interest at the Guaranteed Minimum Rate, plus any excess interest which the Company credits, less the sum of all Certificate charges allocable to the Fixed Account and any amounts deducted from the Fixed Account in connection with loans, partial withdrawals, surrenders or transfers.

Certificate loans may also be made from the Certificate Value in the Fixed Account.

Transfers, surrenders, partial withdrawals, Death Proceeds and Certificate loans payable from the Fixed Account may be delayed up to six months. However, if payment is delayed for 30 days or more, the Company will pay interest at least equal to an effective annual yield of 3% for the period of deferment. Amounts from the Fixed Account used to pay premiums on policies with the Company will not be delayed.

THE CERTIFICATE

This Prospectus describes certificates issued under a flexible premium variable life insurance Certificate, and is generally intended to serve as a disclosure document only for the aspects of the Certificate relating to the Separate Account. For complete details regarding the Fixed Account, see the Certificate itself.

TRANSFERS, SURRENDERS, AND PARTIAL WITHDRAWALS

Partial withdrawals are made on a last-in/first-out basis from Certificate Value allocated to the Fixed Account. This means that the last payments allocated to Fixed Account will be withdrawn first.

The first twelve transfers in a Certificate year are free of charge. Thereafter, a $10 transfer charge will be deducted for each transfer in that Certificate year. The transfer privilege is subject to the consent of the Company and to the Company's then current rules.

                            INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the financial statements for Group VEL Account of the Company as of December 31, 1999 and for the periods indicated, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

Financial Statements for the Company and for the Separate Account are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company and for the Separate Account should be considered only as bearing on the ability of the Company to meet its obligations under the Certificate. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                   APPENDIX A
                               OPTIONAL BENEFITS

This Appendix is intended to provide only a very brief overview of additional insurance benefits available by rider. The following supplemental benefit may be available for issue under the Certificates for an additional charge.

INSURED TERM RIDER

    This rider provides an additional term insurance benefit for the primary insured.

THIS RIDER MAY NOT BE AVAILABLE IN ALL STATES.

                                   APPENDIX B
                                PAYMENT OPTIONS

PAYMENT OPTIONS

Upon Written Request, the Surrender Value or all or part of the Death Proceeds may be placed under one or more of the payment options then offered by the Company. If you do not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.

If a payment option is selected, the Beneficiary may pay to the Company any amount that would otherwise by deducted from the Death Benefit.

The amounts payable under a payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Separate Account.

SELECTION OF PAYMENT OPTIONS

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to your and/or the Beneficiary's provision, any option selection may be changed before the Death Proceeds become payable. If you make no selection, the Beneficiary may select an option when the Death Proceeds become payable.

                                   APPENDIX C
                ILLUSTRATIONS OF SUM INSURED, CERTIFICATE VALUES
                            AND ACCUMULATED PREMIUMS

The tables illustrate the way in which a Certificate's Sum Insured and Certificate Value could vary over an extended period of time.

ASSUMPTIONS

The tables illustrate a Certificate issued to a male, Age 30, under a standard Premium Class and qualifying for the non-smoker discount, a Certificate issued to a male, Age 40, under a standard Premium Class and qualifying for the non-smoker discount and a male, Age 45, under a standard Premium Class and qualifying for the non-smoker discount. The tables illustrate the guaranteed cost of insurance rates and the current cost of insurance rates as presently in effect.

The tables illustrate the Certificate Values that would result based upon the assumptions that no Certificate loans have been made, that you have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Certificate year (so that no transaction or transfer charges have been incurred).

The tables assume that all premiums are allocated to and remain in the Separate Account for the entire period shown, and are based on hypothetical gross investment rates of return for the Underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6% and 12%. The second column of the tables shows the amount which would accumulate if an amount equal to the premiums paid were invested each year to earn interest (after taxes) at 5% compounded annually. The Certificate Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below such averages for individual Certificate years. The values would also be different depending on the allocation of a Certificate's total Certificate Value among the Sub-Accounts of the Separate Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Underlying Fund varied above and below such averages.

DEDUCTIONS FOR CHARGES

The amounts shown for the Death Proceeds and Certificate Values take into account the deduction from premium for the premium expense charge, the Monthly Deductions from Certificate Value, and the monthly charge for mortality and expense risks. In the Current Cost of Insurance Charges tables, the charge for mortality and expense risks is equivalent to an effective annual rate of 0.50% of the average monthly value of the assets in the Separate Account attributable to the Certificates. In the Guaranteed Cost of Insurance Charges table, the Separate Account charge for mortality and expense risks is illustrated at 0.90%. There is also a separate account administrative charge of 0.25% for 10 years in the Guaranteed tables.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.90% of the average daily net assets of the Underlying Funds. The actual fees and expenses of each Underlying Fund vary and, in 1999, ranged from an annual rate of 0.29% to an annual rate of 1.92% of average daily net assets. The fees and expenses associated with the Certificate may be more or less than 0.90% in the aggregate, depending upon how you make allocations of Certificate Value among the Sub-Accounts.

Until further notice, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for Select International Equity Fund, 1.35% for Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.20% for Select Growth Fund and Core Equity Fund, 1.10% for Select Growth and Income Fund,

1.00% for Select Investment Grade Income Fund, and Government Bond Fund, and 0.60% for Money Market Fund. The total operating expenses of these Funds of AIT were less than their respective expense limitations throughout 1999.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In 1999 the Select Strategic Growth Fund received a reimbursement of $813 under its expense limitation. However, this amount was not enough to make a difference in the percentage shown as the Fund's total operating expenses and expense limitation (both 1.20%). Until further notice, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor. Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

The Advisor has voluntarily undertaken to waive and reimburse its fee to the Funds for certain expenses so that the Funds' total operating expenses will not exceed 0.45% for the Deutsche VIT Small Cap Index and will not exceed 0.30% for the Deutsche VIT Equity 500 Index. Without the reimbursement to the Funds' for the year ended 12/31/99, the Management Fee, Other, and Total Expenses would have been 0.35%, 0.83%, and 1.18% for the Deutsche VIT Small Cap Index and 0.20%, 0.23%, and 0.43% for the Deutsche VIT Equity 500 Index.

These fees reflect an agreement by the Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan, to reimburse the portfolio, to the extent certain expenses exceed 1.15% of the portfolio's average daily net assets during fiscal year 2000. Had there been no fee waiver and expense reimbursements, Other Expenses and Total Fund Expenses would have been 1.97% and 2.57%, respectively.

The investment adviser of the Warburg Pincus Global Post-Venture Capital Portfolio has voluntarily agreed to waive or reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Management Fee, Other Expenses and Total Portfolio Expenses would have been 1.25%, 0.33% and 1.58% for the Warburg Pincus Global Post-Venture Capital Portfolio, respectively, for the year ended December 31, 1999.

Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, and other expenses). Without any such limitation or reduction, the Other Expenses would have been 0.42% for the Goldman Sachs VIT CORE Large Cap Growth Fund, 0.96% for the Goldman Sachs VIT CORE Small Cap Equity Fund, and 1.06% for the Goldman Sachs VIT Capital Growth Fund.

Morgan Stanley Asset Management ("MSAM") has voluntarily agreed to waive its management fees and to reimburse the UIF Technology Portfolio if processing of such fees would cause the total annual operating expenses of the portfolio to exceed 1.15% of average daily net assets. This fee waiver and reimbursement are voluntary and may be terminated at any time without notice. Without the reimbursement, total fund expenses would have been 12.57% in 1999.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

NET ANNUAL RATES OF INVESTMENT

Taking into account the assumed 0.90% charge for Underlying Investment Company advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -0.90%, 5.10% and 11.10%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and cash values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASSIFICATION, AND THE REQUESTED FACE AMOUNT, SUM INSURED OPTION, AND RIDERS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 45
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 1
                                                                GUARANTEED ISSUE

                       CURRENT COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                  HYPOTHETICAL 6%                  HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  -------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  -------  ---------  -----------  ---------
    1             5,250        3,710       3,710    250,000     3,952       3,952    250,000     4,195       4,195      250,000
    2            10,763        7,588       7,588    250,000     8,321       8,321    250,000     9,083       9,083      250,000
    3            16,551       11,381      11,381    250,000    12,859      12,859    250,000    14,459      14,459      250,000
    4            22,628       15,091      15,091    250,000    17,578      17,578    250,000    20,377      20,377      250,000
    5            29,010       18,713      18,713    250,000    22,478      22,478    250,000    26,889      26,889      250,000
    6            35,710       22,640      22,640    250,000    27,979      27,979    250,000    34,487      34,487      250,000
    7            42,746       26,469      26,469    250,000    33,694      33,694    250,000    42,855      42,855      250,000
    8            50,133       30,199      30,199    250,000    39,630      39,630    250,000    52,079      52,079      250,000
    9            57,889       33,731      33,731    250,000    45,703      45,703    250,000    62,159      62,159      250,000
    10           66,034       37,017      37,017    250,000    51,874      51,874    250,000    73,154      73,154      250,000
    11           74,586       40,293      40,293    250,000    58,437      58,437    250,000    85,532      85,532      250,000
    12           83,565       43,394      43,394    250,000    65,212      65,212    250,000    99,205      99,205      250,000
    13           92,993       46,340      46,340    250,000    72,234      72,234    250,000   114,354     114,354      250,000
    14          102,893       49,109      49,109    250,000    79,503      79,503    250,000   131,156     131,156      250,000
    15          113,287       51,690      51,690    250,000    87,031      87,031    250,000   149,824     149,824      250,000
    16          124,202       54,110      54,110    250,000    94,867      94,867    250,000   170,626     170,626      250,000
    17          135,662       56,343      56,343    250,000   103,016     103,016    250,000   193,839     193,839      250,000
    18          147,695       58,372      58,372    250,000   111,498     111,498    250,000   219,660     219,660      276,771
    19          160,330       60,186      60,186    250,000   120,339     120,339    250,000   248,213     248,213      307,784
    20          173,596       61,765      61,765    250,000   129,566     129,566    250,000   279,792     279,792      341,346
  Age 60        113,287       51,690      51,690    250,000    87,031      87,031    250,000   149,824     149,824      250,000
  Age 65        173,596       61,765      61,765    250,000   129,566     129,566    250,000   279,792     279,792      341,346
  Age 70        250,567       65,844      65,844    250,000   184,273     184,273    250,000   498,305     498,305      578,034
  Age 75        348,804       59,643      59,643    250,000   258,193     258,193    276,266   862,783     862,783      923,178

(1) Assumes a $5,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 45
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 1
                                                                GUARANTEED ISSUE

                      GUARANTEED COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                  HYPOTHETICAL 6%                  HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  -------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  -------  ---------  -----------  ---------
    1             5,250        2,967       2,967    250,000     3,184       3,184    250,000     3,402       3,402      250,000
    2            10,763        5,816       5,816    250,000     6,435       6,435    250,000     7,083       7,083      250,000
    3            16,551        8,544       8,544    250,000     9,754       9,754    250,000    11,069      11,069      250,000
    4            22,628       11,150      11,150    250,000    13,137      13,137    250,000    15,388      15,388      250,000
    5            29,010       13,629      13,629    250,000    16,583      16,583    250,000    20,070      20,070      250,000
    6            35,710       16,233      16,233    250,000    20,355      20,355    250,000    25,421      25,421      250,000
    7            42,746       18,690      18,690    250,000    24,186      24,186    250,000    31,225      31,225      250,000
    8            50,133       20,987      20,987    250,000    28,067      28,067    250,000    37,520      37,520      250,000
    9            57,889       23,111      23,111    250,000    31,988      31,988    250,000    44,347      44,347      250,000
    10           66,034       25,051      25,051    250,000    35,939      35,939    250,000    51,758      51,758      250,000
    11           74,586       26,866      26,866    250,000    40,008      40,008    250,000    59,948      59,948      250,000
    12           83,565       28,477      28,477    250,000    44,104      44,104    250,000    68,884      68,884      250,000
    13           92,993       29,878      29,878    250,000    48,225      48,225    250,000    78,654      78,654      250,000
    14          102,893       31,052      31,052    250,000    52,358      52,358    250,000    89,356      89,356      250,000
    15          113,287       31,975      31,975    250,000    56,490      56,490    250,000   101,097     101,097      250,000
    16          124,202       32,623      32,623    250,000    60,603      60,603    250,000   114,005     114,005      250,000
    17          135,662       32,968      32,968    250,000    64,679      64,679    250,000   128,233     128,233      250,000
    18          147,695       32,965      32,965    250,000    68,688      68,688    250,000   143,951     143,951      250,000
    19          160,330       32,570      32,570    250,000    72,600      72,600    250,000   161,373     161,373      250,000
    20          173,596       31,735      31,735    250,000    76,385      76,385    250,000   180,756     180,756      250,000
  Age 60        113,287       31,975      31,975    250,000    56,490      56,490    250,000   101,097     101,097      250,000
  Age 65        173,596       31,735      31,735    250,000    76,385      76,385    250,000   180,756     180,756      250,000
  Age 70        250,567       20,511      20,511    250,000    97,008      97,008    250,000   326,211     326,211      378,405
  Age 75        348,804            0           0          0   111,136     111,136    250,000   567,113     567,113      606,811

(1) Assumes a $5,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 30
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 2
                                                                GUARANTEED ISSUE

                       CURRENT COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                     HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  ----------------------------------  ----------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER   CERTIFICATE    DEATH    SURRENDER   CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE      VALUE (2)    BENEFIT     VALUE      VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ----------  -----------  ---------  ----------  -----------  ---------
    1              8,400       6,535       6,535    256,535      6,942        6,942     256,942      7,350        7,350     257,350
    2             17,220      13,378      13,378    263,378     14,627       14,627     264,627     15,925       15,925     265,925
    3             26,481      20,122      20,122    270,122     22,662       22,662     272,662     25,406       25,406     275,406
    4             36,205      26,766      26,766    276,766     31,061       31,061     281,061     35,887       35,887     285,887
    5             46,415      33,311      33,311    283,311     39,840       39,840     289,840     47,473       47,473     297,473
    6             57,136      40,121      40,121    290,121     49,398       49,398     299,398     60,679       60,679     310,679
    7             68,393      46,827      46,827    296,827     59,386       59,386     309,386     75,275       75,275     325,275
    8             80,213      53,429      53,429    303,429     69,824       69,824     319,824     91,409       91,409     341,409
    9             92,623      59,898      59,898    309,898     80,701       80,701     330,701    109,210      109,210     359,210
    10           105,654      66,218      66,218    316,218     92,016       92,016     342,016    128,835      128,835     378,835
    11           119,337      72,670      72,670    322,670    104,162      104,162     354,162    150,978      150,978     400,978
    12           133,704      79,007      79,007    329,007    116,861      116,861     366,861    175,495      175,495     426,452
    13           148,789      85,238      85,238    335,238    130,147      130,147     380,147    202,636      202,636     478,221
    14           164,629      91,356      91,356    341,356    144,042      144,042     394,042    232,652      232,652     532,774
    15           181,260      97,355      97,355    347,355    158,567      158,567     408,567    265,839      265,839     590,164
    16           198,723     103,241     103,241    353,241    173,761      173,761     423,761    302,543      302,543     650,468
    17           217,059     109,003     109,003    359,003    189,642      189,642     439,642    343,114      343,114     717,109
    18           236,312     114,634     114,634    364,634    206,237      206,237     456,237    387,952      387,952     787,542
    19           256,528     120,135     120,135    370,135    223,579      223,579     473,579    437,508      437,508     861,891
    20           277,754     125,515     125,515    375,515    241,716      241,716     491,716    492,306      492,306     940,304
  Age 60         558,086     173,430     173,430    423,430    480,735      480,735     730,735  1,509,447    1,509,447   2,022,659
  Age 65         758,691     189,265     189,265    439,265    645,191      645,191     895,191  2,571,810    2,571,810   3,137,609
  Age 70       1,014,718     195,696     195,696    445,696    846,067      846,067   1,096,067  4,336,175    4,336,175   5,029,963
  Age 75       1,341,481     188,228     188,228    438,228  1,087,965    1,087,965   1,337,965  7,279,142    7,279,142   7,788,682

(1) Assumes a $8,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 30
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 2
                                                                GUARANTEED ISSUE

                      GUARANTEED COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                   HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  ---------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  ---------  ---------  -----------  ---------
    1              8,400       6,096       6,096    256,096     6,487       6,487      256,487     6,878        6,878     256,878
    2             17,220      12,060      12,060    262,060    13,222      13,222      263,222    14,432       14,432     264,432
    3             26,481      17,892      17,892    267,892    20,214      20,214      270,214    22,728       22,728     272,728
    4             36,205      23,589      23,589    273,589    27,466      27,466      277,466    31,833       31,833     281,833
    5             46,415      29,152      29,152    279,152    34,987      34,987      284,987    41,825       41,825     291,825
    6             57,136      34,708      34,708    284,708    42,914      42,914      292,914    52,925       52,925     302,925
    7             68,393      40,127      40,127    290,127    51,132      51,132      301,132    65,106       65,106     315,106
    8             80,213      45,406      45,406    295,406    59,643      59,643      309,643    78,467       78,467     328,467
    9             92,623      50,544      50,544    300,544    68,458      68,458      318,458    93,123       93,123     343,123
    10           105,654      55,541      55,541    305,541    77,584      77,584      327,584   109,200      109,200     359,200
    11           119,337      60,550      60,550    310,550    87,238      87,238      337,238   127,121      127,121     377,121
    12           133,704      65,423      65,423    315,423    97,251      97,251      347,251   146,823      146,823     396,823
    13           148,789      70,162      70,162    320,162   107,636     107,636      357,636   168,484      168,484     418,484
    14           164,629      74,763      74,763    324,763   118,404     118,404      368,404   192,299      192,299     442,299
    15           181,260      79,224      79,224    329,224   129,564     129,564      379,564   218,466      218,466     484,995
    16           198,723      83,541      83,541    333,541   141,127     141,127      391,127   247,176      247,176     531,428
    17           217,059      87,710      87,710    337,710   153,103     153,103      403,103   278,661      278,661     582,401
    18           236,312      91,729      91,729    341,729   165,505     165,505      415,505   313,190      313,190     635,775
    19           256,528      95,594      95,594    345,594   178,344     178,344      428,344   351,054      351,054     691,577
    20           277,754      99,300      99,300    349,300   191,629     191,629      441,629   392,578      392,578     749,824
  Age 60         558,086     135,017     135,017    385,017   378,918     378,918      628,918  1,200,142   1,200,142   1,608,190
  Age 65         758,691     141,408     141,408    391,408   501,641     501,641      751,641  2,034,678   2,034,678   2,482,308
  Age 70       1,014,718     133,825     133,825    383,825   643,251     643,251      893,251  3,405,680   3,405,680   3,950,588
  Age 75       1,341,481     103,418     103,418    353,418   798,281     798,281    1,048,281  5,670,041   5,670,041   6,066,944

(1) Assumes a $8,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 40
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 3
                                                                GUARANTEED ISSUE

                       CURRENT COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                   HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  ---------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  ---------  ---------  -----------  ---------
    1             11,865       9,257       9,257    250,000     9,833       9,833      250,000    10,409       10,409     250,000
    2             24,323      18,932      18,932    250,000    20,700      20,700      250,000    22,538       22,538     250,000
    3             37,404      28,463      28,463    250,000    32,060      32,060      250,000    35,946       35,946     250,000
    4             51,140      37,847      37,847    250,000    43,931      43,931      250,000    50,767       50,767     250,000
    5             65,562      47,086      47,086    250,000    56,337      56,337      250,000    67,153       67,153     250,000
    6             80,705      56,707      56,707    250,000    69,857      69,857      250,000    85,848       85,848     263,745
    7             96,605      66,178      66,178    250,000    83,992      83,992      250,000   106,457      106,457     316,608
    8            113,300      75,499      75,499    250,000    98,723      98,723      284,282   129,158      129,158     371,923
    9            130,830      84,628      84,628    250,000   114,006     114,006      317,930   154,084      154,084     429,694
    10           149,237      93,530      93,530    252,643   129,810     129,810      350,643   181,377      181,377     489,935
    11           168,564     102,591     102,591    268,484   146,698     146,698      383,913   212,011      212,011     554,841
    12           188,857     111,457     111,457    282,658   164,252     164,252      416,546   245,708      245,708     623,123
    13           210,165     120,142     120,142    295,332   182,512     182,512      448,651   282,796      282,796     695,167
    14           232,538     128,641     128,641    306,618   201,495     201,495      480,266   323,592      323,592     771,284
    15           256,030     136,945     136,945    316,602   221,207     221,207      511,407   368,429      368,429     851,768
    16           280,696     145,082     145,082    325,465   241,716     241,716      542,246   417,774      417,774     937,202
    17           306,596     153,041     153,041    333,274   263,029     263,029      572,795   472,036      472,036   1,027,946
    18           333,791     160,823     160,823    340,121   285,173     285,173      603,108   531,692      531,692   1,124,466
    19           362,345     168,423     168,423    346,064   308,163     308,163      633,193   597,241      597,241   1,227,172
    20           392,328     175,833     175,833    351,156   332,009     332,009      663,056   669,220      669,220   1,336,500
  Age 60         392,328     175,833     175,833    351,156   332,009     332,009      663,056   669,220      669,220   1,336,500
  Age 65         566,282     211,241     211,241    368,560   467,487     467,487      815,641  1,155,016   1,155,016   2,015,197
  Age 70         788,297     241,336     241,336    373,354   627,412     627,412      970,622  1,921,841   1,921,841   2,973,139
  Age 75       1,071,650     266,155     266,155    370,968   813,759     813,759    1,134,220  3,119,972   3,119,972   4,348,626

(1) Assumes a $11,300 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 40
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 3
                                                                GUARANTEED ISSUE

                      GUARANTEED COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                  HYPOTHETICAL 6%                  HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  -------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  -------  ---------  -----------  ---------
    1             11,865       8,577       8,577    250,000     9,128       9,128    250,000     9,680        9,680     250,000
    2             24,323      16,957      16,957    250,000    18,597      18,597    250,000    20,305       20,305     250,000
    3             37,404      25,143      25,143    250,000    28,422      28,422    250,000    31,973       31,973     250,000
    4             51,140      33,139      33,139    250,000    38,617      38,617    250,000    44,791       44,791     250,000
    5             65,562      40,947      40,947    250,000    49,199      49,199    250,000    58,879       58,879     250,000
    6             80,705      48,768      48,768    250,000    60,391      60,391    250,000    74,583       74,583     250,000
    7             96,605      56,401      56,401    250,000    72,013      72,013    250,000    91,835       91,835     268,473
    8            113,300      63,851      63,851    250,000    84,089      84,089    250,000   110,648      110,648     313,223
    9            130,830      71,119      71,119    250,000    96,592      96,592    264,825   131,151      131,151     359,574
    10           149,237      78,209      78,209    250,000   109,466     109,466    290,735   153,488      153,488     407,654
    11           168,564      85,338      85,338    250,000   123,008     123,008    316,550   178,215      178,215     458,622
    12           188,857      92,301      92,301    250,000   136,963     136,963    341,599   205,183      205,183     511,745
    13           210,165      99,098      99,098    250,000   151,332     151,332    365,906   234,573      234,573     567,175
    14           232,538     105,711     105,711    250,000   166,109     166,109    389,496   266,575      266,575     625,072
    15           256,030     112,102     112,102    255,011   181,292     181,292    412,405   301,397      301,397     685,622
    16           280,696     118,267     118,267    261,107   196,876     196,876    434,659   339,257      339,257     749,006
    17           306,596     124,205     124,205    266,250   212,860     212,860    456,292   380,398      380,398     815,433
    18           333,791     129,923     129,923    270,529   229,247     229,247    477,345   425,089      425,089     885,134
    19           362,345     135,418     135,418    274,005   246,032     246,032    497,820   473,601      473,601     958,286
    20           392,328     140,688     140,688    276,742   263,202     263,202    517,735   526,217      526,217   1,035,102
  Age 60         392,328     140,688     140,688    276,742   263,202     263,202    517,735   526,217      526,217   1,035,102
  Age 65         566,282     170,333     170,333    293,106   368,902     368,902    634,801   896,401      896,401   1,542,511
  Age 70         788,297     194,045     194,045    296,511   488,259     488,259    746,088  1,459,667   1,459,667   2,230,455
  Age 75       1,071,650     211,449     211,449    291,561   618,517     618,517    852,857  2,297,004   2,297,004   3,167,277

(1) Assumes a $11,300 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX D
                          MONTHLY EXPENSE CHARGE TABLE
                       (PER THOUSAND OF BASE FACE AMOUNT)

                        Unit Charges/per $1,000 Face
                     Issue Age      Non-smoker    Smoker
                     ---------      ----------    ------
                          0           0.0250      0.0250
                          1           0.0275      0.0275
                          2           0.0275      0.0275
                          3           0.0275      0.0275
                          4           0.0275      0.0275
                          5           0.0300      0.0300
                          6           0.0300      0.0300
                          7           0.0300      0.0300
                          8           0.0300      0.0300
                          9           0.0325      0.0325
                         10           0.0325      0.0325
                         11           0.0325      0.0325
                         12           0.0350      0.0350
                         13           0.0350      0.0350
                         14           0.0350      0.0350
                         15           0.0375      0.0375
                         16           0.0375      0.0375
                         17           0.0375      0.0375
                         18           0.0300      0.0400
                         19           0.0300      0.0400
                         20           0.0325      0.0400
                         21           0.0325      0.0425
                         22           0.0325      0.0425
                         23           0.0350      0.0425
                         24           0.0350      0.0450
                         25           0.0375      0.0450
                         26           0.0375      0.0475
                         27           0.0375      0.0475
                         28           0.0400      0.0475
                         29           0.0400      0.0500
                         30           0.0425      0.0500
                         31           0.0425      0.0525
                         32           0.0425      0.0525
                         33           0.0450      0.0525
                         34           0.0450      0.0550
                         35           0.0450      0.0550
                         36           0.0500      0.0600
                         37           0.0525      0.0650
                         38           0.0575      0.0700
                         39           0.0600      0.0725
                         40           0.0650      0.0775
                         41           0.0675      0.0825
                         42           0.0725      0.0875
                         43           0.0750      0.0925
                         44           0.0800      0.0975
                         45           0.0825      0.1000
                         46           0.0875      0.1050
                         47           0.0900      0.1100
                         48           0.0950      0.1150

                        Unit Charges/per $1,000 Face
                     Issue Age      Non-smoker    Smoker
                     ---------      ----------    ------
                         49           0.1000      0.1200
                         50           0.1050      0.1250
                         51           0.1075      0.1300
                         52           0.1100      0.1325
                         53           0.1150      0.1375
                         54           0.1175      0.1425
                         55           0.1200      0.1475
                         56           0.1275      0.1550
                         57           0.1375      0.1650
                         58           0.1450      0.1750
                         59           0.1525      0.1825
                         60           0.1600      0.1925
                         61           0.1700      0.1975
                         62           0.1775      0.2025
                         63           0.1875      0.2075
                         64           0.1975      0.2125
                         65           0.2075      0.2175
                         66           0.2075      0.2150
                         67           0.2050      0.2150
                         68           0.2050      0.2125
                         69           0.2050      0.2125
                         70           0.2050      0.2100
                         71           0.2050      0.2100
                         72           0.2050      0.2100
                         73           0.2050      0.2100
                         74           0.2050      0.2100
                         75           0.2050      0.2100
                         76           0.2050      0.2100
                         77           0.2050      0.2100
                         78           0.2050      0.2100
                         79           0.2050      0.2100
                         80           0.2050      0.2100
                         81           0.2050      0.2100
                         82           0.2050      0.2100
                         83           0.2050      0.2100
                         84           0.2050      0.2100
                         85           0.2050      0.2100

Example 1

Assume that a Nonsmoker, Age 40, purchases a Certificate with a Face Amount of $100,000, of which $50,000 is attributable to the Base Amount and $50,000 is attributable to the Insured Term Rider. The Monthly Expense Charge, if applicable, is assessed only on the Base Amount. From the table above, the Monthly Expense Charge would be $3.25 per month or (0.0650 per $1000 Base Face *$50,000 Base Amount).

Example 2:

Assume that a Nonsmoker, Age 40, purchases a Certificate with a Face Amount of $100,000, all of which is attributable to the Base Amount (there is no Insured Term Rider). From the table above, the monthly expense charge would be $6.50 per month or (0.0650 per $1000 Base Face *$100,000 Base Face).

                                   APPENDIX E
                            PERFORMANCE INFORMATION

The Certificates will first be offered to the public in 2000. However, the Company may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Sub-Accounts have been in existence (Tables I(A) and I(B)), and based on the periods that the Underlying Funds have been in existence (Tables II (A) and II (B)). The results for any period prior to the Certificates being offered will be calculated as if the Certificates had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts, the Underlying Funds, and (in Tables I(A) and II(A)) under a "representative" Certificate that is surrendered at the end of the applicable period. For more information on charges under the Certificates, see CHARGES AND DEDUCTIONS.

In each Table in Appendix E, "One-Year Total Return" refers to the total of the income generated by a Sub-Account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1999. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

Performance information may be compared, in reports and promotional literature, to: (1) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (2) other groups of variable life separate accounts or other investment products tracked by Lipper Inc., a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Services ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

The Company may provide information on various topics of interest to Certificate Owners and prospective Certificate Owners in sales literature, periodic publications or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments.

                                   TABLE I(A)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF THE SUB-ACCOUNTS
          NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE CERTIFICATE

The following performance information is based on the periods that the Sub-Accounts have been in existence. The data is net of expenses of the Underlying Funds, all Sub-Account charges, and all Certificate charges for a representative Certificate. It is assumed that the Insured is male, Age 36, standard (non-smoker) Premium Class, that the Face Amount of the Certificate is $250,000, that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year, that ALL premiums were allocated to EACH Sub-Account individually, and that there was a full surrender of the Certificate at the end of the applicable period.

                                                                                                  TEN YEARS OR
                                                                                                     LIFE OF
                                               INCEPTION        ONE-YEAR              5            SUB-ACCOUNT
UNDERLYING FUND                                   DATE        TOTAL RETURN          YEARS           (IF LESS)
UIF Technology Portfolio                          N/A             N/A                N/A               N/A
Select Strategic Growth Fund                      N/A             N/A                N/A               N/A
Warburg Pincus Small Company Growth Portfolio     N/A             N/A                N/A               N/A
Warburg Pincus Global Post-Venture Capital
 Portfolio                                        N/A             N/A                N/A               N/A
Select Aggressive Growth Fund                  11/13/1996             4.92%             13.65%             6.82%
Deutsche VIT Small Cap Index                      N/A             N/A                N/A               N/A
Select Capital Appreciation Fund               11/13/1996            -5.75%          N/A                   2.37%
Goldman Sachs VIT CORE Small Cap Equity Fund      N/A             N/A                N/A               N/A
J.P. Morgan Small Company Portfolio               N/A             N/A                N/A               N/A
Select Value Opportunity Fund                  11/13/1996           -29.77%              4.07%            -3.78%
Select Emerging Markets Fund                      N/A             N/A                N/A               N/A
Select International Equity Fund               11/13/1996            -0.66%              8.98%             4.69%
Fidelity VIP Overseas Portfolio                11/13/1996             8.04%              7.84%             7.48%
T. Rowe Price International Stock Portfolio       N/A             N/A                N/A               N/A
Fidelity VIP Growth Portfolio                  11/13/1996             3.94%             19.90%            16.71%
Select Growth Fund                             11/13/1996            -2.19%             19.24%            16.62%
Goldman Sachs VIT Capital Growth Fund             N/A             N/A                N/A               N/A
Core Equity Fund                               11/13/1996            -2.57%             15.51%             9.77%
Fidelity VIP II Contrafund Portfolio              N/A             N/A                N/A               N/A
Goldman Sachs VIT CORE Large Cap Growth Fund      N/A             N/A                N/A               N/A
Select Growth and Income Fund                     N/A             N/A                N/A               N/A
Duetsche VIT Equity 500 Index                     N/A             N/A                N/A               N/A
Fidelity VIP Equity-Income Portfolio           11/13/1996           -20.98%              9.05%             1.21%
Fidelity VIP High Income Portfolio             11/13/1996           -19.53%              1.49%            -6.04%
PIMCO Total Return Bond Portfolio II              N/A             N/A                N/A               N/A
Select Investment Grade Income Fund            11/13/1996           -26.80%             -1.95%            -7.86%
Government Bond Fund                           11/13/1996           -25.85%             -3.09%            -8.19%
Money Market Fund                              11/13/1996           -21.89%             -3.83%            -7.83%

No performance information is given for the other Sub-Accounts because they had not begun operations as of the date of this Prospectus.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                   TABLE I(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF THE SUB-ACCOUNTS
                     EXCLUDING MONTHLY CERTIFICATE CHARGES

The following performance information is based on the periods that the Sub-Accounts have been in existence. The performance information is net of total Underlying Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CERTIFICATE. It is assumed that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year and that ALL premiums were allocated to EACH Sub-Account individually.

                                                                                                  TEN YEARS OR
                                                                                                     LIFE OF
                                               INCEPTION        ONE-YEAR              5            SUB-ACCOUNT
UNDERLYING FUND                                   DATE        TOTAL RETURN          YEARS           (IF LESS)
UIF Technology Portfolio                          N/A             N/A                N/A               N/A
Select Strategic Growth Fund                      N/A             N/A                N/A               N/A
Warburg Pincus Small Company Growth Portfolio     N/A             N/A                N/A               N/A
Warburg Pincus Global Post-Venture Capital
 Portfolio                                        N/A             N/A                N/A               N/A
Select Aggressive Growth Fund                  11/13/1996            37.41%             22.21%            19.73%
Deutsche VIT Small Cap Index                      N/A             N/A                N/A               N/A
Select Capital Appreciation Fund               11/13/1996            24.23%          N/A                  15.03%
Goldman Sachs VIT CORE Small Cap Equity Fund      N/A             N/A                N/A               N/A
J.P. Morgan Small Company Portfolio               N/A             N/A                N/A               N/A
Select Value Opportunity Fund                  11/13/1996            -5.56%             12.50%             8.54%
Select Emerging Markets Fund                      N/A             N/A                N/A               N/A
Select International Equity Fund               11/13/1996            30.53%             17.47%            17.48%
Fidelity VIP Overseas Portfolio                11/13/1996            41.27%             16.31%            20.42%
T. Rowe Price International Stock Portfolio       N/A             N/A                N/A               N/A
Fidelity VIP Growth Portfolio                  11/13/1996            36.20%             28.57%            30.17%
Select Growth Fund                             11/13/1996            28.63%             27.90%            30.07%
Goldman Sachs VIT Capital Growth Fund             N/A             N/A                N/A               N/A
Core Equity Fund                               11/13/1996            28.17%             24.10%            22.84%
Fidelity VIP II Contrafund Portfolio              N/A             N/A                N/A               N/A
Goldman Sachs VIT CORE Large Cap Growth Fund      N/A             N/A                N/A               N/A
Select Growth and Income Fund                     N/A             N/A                N/A               N/A
Duetsche VIT Equity 500 Index                     N/A             N/A                N/A               N/A
Fidelity VIP Equity-Income Portfolio           11/13/1996             5.37%             17.54%            13.81%
Fidelity VIP High Income Portfolio             11/13/1996             7.18%              9.88%             6.16%
PIMCO Total Return Bond Portfolio II              N/A             N/A                N/A               N/A
Select Investment Grade Income Fund            11/13/1996            -1.86%              6.41%             4.24%
Government Bond Fund                           11/13/1996            -0.67%              5.26%             3.89%
Money Market Fund                              11/13/1996             4.24%              4.52%             4.27%

No performance information is given for the other Sub-Accounts because they had not begun operations as of the date of this Prospectus.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                  TABLE II(A)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
                               NET OF ALL CHARGES

The following performance information is based on the periods that the Underlying Funds have been in existence. The data is net of expenses of the Underlying Funds, all Sub-Account charges, and all Certificate charges for a representative Certificate. It is assumed that the Insured is male, Age 36, standard (nonsmoker) Premium Class, that the Face Amount of the Certificate is $250,000, that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year, that ALL premiums were allocated to EACH Sub-Account individually, and that there was a full surrender of the Certificate at the end of the applicable period.

                                                                                                  TEN YEARS OR
                                                                                                     LIFE OF
                                               INCEPTION        ONE-YEAR              5            SUB-ACCOUNT
UNDERLYING FUND                                   DATE        TOTAL RETURN          YEARS           (IF LESS)
UIF Technology Portfolio                       11/30/1999         N/A                N/A                 -12.47%
Select Strategic Growth Fund                   02/20/1998           -13.20%          N/A                 -12.26%
Warburg Pincus Trust Small Company Growth
 Portfolio                                     06/30/1995            29.40%          N/A                  14.05%
Warburg Pincus Trust Global Post-Venture
 Capital Portfolio                             09/30/1996            24.45%          N/A                   8.58%
Select Aggressive Growth Fund                  08/21/1992             4.92%             13.65%            14.13%
Deutsche VIT Small Cap Index                   08/25/1997            -9.92%          N/A                  -7.13%
Select Capital Appreciation Fund               04/28/1995            -5.75%          N/A                  11.19%
Goldman Sachs VIT CORE Small Cap Equity Fund   02/13/1998           -12.02%          N/A                 -15.09%
J.P. Morgan Small Company Portfolio            12/31/1994             9.52%             12.37%            12.37%
Select Value Opportunity Fund                  04/30/1993           -29.77%              4.07%             4.48%
Select Emerging Markets Fund                   02/20/1998            26.69%          N/A                  -4.94%
Select International Equity Fund               05/02/1994            -0.66%              8.98%             7.05%
Fidelity VIP Overseas Portfolio                01/28/1987             8.04%              7.84%             6.46%
T. Rowe Price International Stock Portfolio    03/31/1994             0.63%              5.74%             5.21%
Fidelity VIP Growth Portfolio                  10/09/1986             3.94%             19.90%            14.95%
Select Growth Fund                             08/21/1992            -2.19%             19.24%            13.99%
Goldman Sachs VIT Capital Growth Fund          04/30/1998            -4.34%          N/A                   1.04%
Core Equity Fund                               04/29/1985            -2.57%             15.51%            12.34%
Fidelity VIP II Contrafund Portfolio           01/03/1995            -6.65%          N/A                  17.93%
Goldman Sachs VIT CORE Large Cap Growth Fund   02/13/1998             2.31%          N/A                   6.26%
Select Growth and Income Fund                  08/21/1992           -11.30%             12.06%             9.41%
Duetsche VIT Equity 500 Index                  10/01/1997            -9.74%          N/A                   4.29%
Fidelity VIP Equity-Income Portfolio           10/09/1986           -20.98%              9.05%             9.53%
Fidelity VIP High Income Portfolio             09/19/1985           -19.53%              1.49%             7.47%
PIMCO Total Return Bond Portfolio II           12/31/1997           -26.50%          N/A                 -13.57%
Select Investment Grade Income Fund            04/29/1985           -26.80%             -1.95%             2.71%
Government Bond Fund                           08/26/1991           -25.85%             -3.09%             0.44%
Money Market Fund                              04/29/1985           -21.89%             -3.83%             0.23%

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                  TABLE II(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
                     EXCLUDING MONTHLY CERTIFICATE CHARGES

The following performance information is based on the periods that the Underlying Funds have been in existence. The performance information is net of total Underlying Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CERTIFICATE CHARGES. It is assumed that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year and that ALL premiums were allocated to EACH Sub-Account individually.

                                                                                                  TEN YEARS OR
                                                                                                     LIFE OF
                                               INCEPTION        ONE-YEAR              5            SUB-ACCOUNT
UNDERLYING FUND                                   DATE        TOTAL RETURN          YEARS           (IF LESS)
UIF Technology Portfolio                       11/30/1999         N/A                N/A                  23.04%
Select Strategic Growth Fund                   02/20/1998            15.02%          N/A                   5.93%
Warburg Pincus Trust Small Company Growth
 Portfolio                                     06/30/1995            67.56%          N/A                  23.59%
Warburg Pincus Trust Global Post-Venture
 Capital Portfolio                             09/30/1996            61.47%          N/A                  21.21%
Select Aggressive Growth Fund                  08/21/1992            37.41%             22.21%            19.62%
Deutsche VIT Small Cap Index                   08/25/1997            19.08%          N/A                   8.40%
Select Capital Appreciation Fund               04/28/1995            24.23%          N/A                  20.33%
Goldman Sachs VIT CORE Small Cap Equity Fund   02/13/1998            16.48%          N/A                   2.53%
J.P. Morgan Small Company Portfolio            12/31/1994            43.09%             20.91%            20.91%
Select Value Opportunity Fund                  04/30/1993            -5.56%             12.50%            10.57%
Select Emerging Markets Fund                   02/20/1998            64.23%          N/A                  14.18%
Select International Equity Fund               05/02/1994            30.53%             17.47%            14.43%
Fidelity VIP Overseas Portfolio                01/28/1987            41.27%             16.31%            10.43%
T. Rowe Price International Stock Portfolio    03/31/1994            32.12%             14.18%            12.43%
Fidelity VIP Growth Portfolio                  10/09/1986            36.20%             28.57%            18.86%
Select Growth Fund                             08/21/1992            28.63%             27.90%            19.49%
Goldman Sachs VIT Capital Growth Fund          04/30/1998            25.98%          N/A                  23.31%
Core Equity Fund                               04/29/1985            28.17%             24.10%            16.25%
Fidelity VIP II Contrafund Portfolio           01/03/1995            23.13%          N/A                  26.58%
Goldman Sachs VIT CORE Large Cap Growth Fund   02/13/1998            34.20%          N/A                  26.54%
Select Growth and Income Fund                  08/21/1992            17.36%             20.60%            14.88%
Duetsche VIT Equity 500 Index                  10/01/1997            19.30%          N/A                  21.43%
Fidelity VIP Equity-Income Portfolio           10/09/1986             5.37%             17.54%            13.46%
Fidelity VIP High Income Portfolio             09/19/1985             7.18%              9.88%            11.42%
PIMCO Total Return Bond Portfolio II           12/31/1997            -1.48%          N/A                   2.97%
Select Investment Grade Income Fund            04/29/1985            -1.86%              6.41%             6.72%
Government Bond Fund                           08/26/1991            -0.67%              5.26%             5.20%
Money Market Fund                              04/29/1985             4.24%              4.52%             4.28%

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

CONSOLIDATED STATEMENTS OF INCOME

                                                                               (UNAUDITED)                    (UNAUDITED)
                                                                              QUARTER ENDED                NINE MONTHS ENDED
                                                                              SEPTEMBER 30,                  SEPTEMBER 30,
(In millions)                                                             2000            1999           2000          1999
-------------------------------------------------------------------------------------------------------------------------------
REVENUES
  Premiums                                                           $      0.2      $      1.0       $    1.2      $  953.4
  Universal life and investment product policy fees                       110.9            91.4          316.1         262.9
  Net investment income                                                    95.0           102.3          271.9         411.7
  Net realized investment (losses) gains                                  (21.5)          (14.6)         (47.9)        109.4
  Other income                                                             24.1            25.0           78.7          79.2
                                                                     -----------       ----------      ---------    ----------
    Total revenues                                                        208.7           205.1          620.0       1,816.6
                                                                     -----------       ----------      ---------    ----------

BENEFITS, LOSSES AND EXPENSES
  Policy benefits, claims, losses and loss adjustment expenses             88.8            88.1          245.2         971.1
  Policy acquisition expenses                                              14.4            17.4           60.5         222.0
  Other operating expenses                                                 69.3            59.5          198.6         283.0
  Restructuring costs                                                        -               -            11.0           -
                                                                     -----------       ----------      ---------    ----------
    Total benefits, losses and expenses                                   172.5           165.0          515.3       1,476.1
                                                                     -----------       ----------      ---------    ----------
  Income from continuing operations before federal income taxes            36.2            40.1          104.7         340.5
                                                                     -----------       ----------      ---------    ----------

  FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current                                                               (4.1)           (2.7)         (14.2)         69.9
     Deferred                                                              16.9            13.3           42.3          12.0
                                                                     -----------       ----------      ---------    ----------
        Total federal income tax expense                                   12.8            10.6           28.1          81.9
                                                                     -----------       ----------      ---------    ----------

Income from continuing operations before minority interest                 23.4            29.5           76.6         258.6

Minority interest                                                            -               -              -          (39.9)
                                                                     -----------       ----------      ---------    ----------

Income from continuing operations                                          23.4            29.5           76.6         218.7

Income (Loss) from operations of discontinued business (net
of applicable income tax (benefit) expense)                                 0.2           (14.9)           0.9         (18.2)

Loss on disposal of group life and health business                           -            (30.5)            -          (30.5)
                                                                     -----------       ----------      ---------    ----------

Net income (loss)                                                    $     23.6        $  (15.9)      $   77.5     $   170.0
                                                                     ===========       ==========      =========    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

CONSOLIDATED BALANCE SHEETS

                                                                                            (UNAUDITED)        (AUDITED)
                                                                                           SEPTEMBER 30,       DECEMBER 31,
(In millions)                                                                                 2000                  1999
----------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments:
      Fixed maturities-at fair value (amortized cost of $4,274.0 and $3,721.6)          $  4,231.8            $  3,660.7
      Equity securities-at fair value (cost of $ 43.4 and $27.9)                              60.6                  51.4
      Mortgage loans                                                                         489.9                 521.2
      Policy loans                                                                           185.3                 170.5
      Real estate and other long-term investments                                            192.1                 177.0
                                                                                        --------------        --------------
         Total investments                                                                 5,159.7               4,580.8
                                                                                        --------------        --------------
   Cash and cash equivalents                                                                 163.4                 279.3
   Accrued investment income                                                                  78.6                  73.3
   Deferred policy acquisition costs                                                       1,371.8               1,219.5
   Benefits and unearned premiums                                                            440.5                 480.3
   Deferred federal income taxes                                                             (24.9)                 18.1
   Premiums, accounts and notes receivable                                                    37.2                  81.0
   Other assets                                                                              272.1                 199.6
   Closed Block assets                                                                       775.5                 772.3
   Separate account assets                                                                18,660.1              17,629.6
                                                                                        --------------        --------------
         Total assets                                                                   $ 26,934.0            $ 25,333.8
                                                                                        ==============        ==============

LIABILITIES
   Policy liabilities and accruals:
      Future policy benefits                                                            $  2,894.7            $  2,825.0
      Outstanding claims, losses and loss adjustment expenses                                175.0                 218.8
      Unearned premiums                                                                        5.7                   6.6
      Contractholder deposit funds and other policy liabilities                            2,047.0               2,025.5
                                                                                        --------------        --------------
         Total policy liabilities and accruals                                             5,122.4               5,075.9
                                                                                        --------------        --------------
   Expenses and taxes payable                                                                469.7                 512.0
   Reinsurance premiums payable                                                                9.7                  17.9
   Trust instruments supported by funding obligation                                         546.8                  50.6
   Short-term debt                                                                             -                     -
   Closed Block liabilities                                                                  841.5                 842.1
   Separate account liabilities                                                           18,659.3              17,628.9
                                                                                        --------------        --------------
      Total liabilities                                                                   25,649.4             24,127.4
                                                                                        --------------        --------------

SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares authorized, 500,001 shares
      issued & outstanding                                                                     5.0                  5.0

   Additional paid in capital                                                                569.0                569.0
   Accumulated other comprehensive loss                                                      (14.2)               (14.9)
   Retained earnings                                                                         724.8                647.3
                                                                                        --------------        --------------
      Total shareholder's equity                                                           1,284.6              1,206.4
                                                                                        --------------        --------------
      Total liabilities and shareholder's equity                                        $ 26,934.0            $25,333.8
                                                                                        ==============        ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                               (UNAUDITED)
                                                                                            NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
(In millions)                                                                             2000                 1999
-----------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                         $      5.0           $      5.0
                                                                                     ------------         -------------

ADDITIONAL PAID IN CAPITAL
   Balance at beginning of period                                                         569.0                444.0
   Capital contribution from parent                                                         -                  125.0
                                                                                     ------------         -------------
   Balance at  end of period                                                              569.0                569.0
                                                                                     ------------         -------------

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
  Net unrealized (depreciation) appreciation on investments:
  Balance at beginning of period                                                          (14.9)               169.1
      Net appreciation (depreciation) on available-for-sale securities                      1.1               (287.4)
      (Provision) benefit for deferred federal income taxes                                (0.4)               126.1
      Distribution of subsidiaries (Note 3)                                                  -                 (72.9)
                                                                                     ------------         -------------
          Other comprehensive gain (loss)                                                   0.7               (234.2)
                                                                                     ------------         -------------
  Balance at end of period                                                                (14.2)               (65.1)
                                                                                     ------------         -------------

RETAINED EARNINGS
  Balance at beginning of period                                                          647.3              1,698.3
      Net income                                                                           77.5                170.0
      Distribution of subsidiaries (Note 4)                                                  -              (1,201.1)
                                                                                     ------------         -------------
  Balance at end of period                                                                724.8                667.2
                                                                                     ------------         -------------
              Total shareholder's equity                                             $  1,284.6           $  1,176.1
                                                                                     ============         =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                          (UNAUDITED)                       (UNAUDITED)
                                                                         QUARTER ENDED                   NINE MONTHS ENDED
                                                                         SEPTEMBER 30,                    SEPTEMBER 30,
(In millions)                                                     2000                1999             2000               1999
----------------------------------------------------------------------------------------------------------------------------------
Net Income (loss)                                              $     23.6         $   (15.9)        $   77.5           $  170.0
                                                               -------------      --------------   ----------------   ------------

Other comprehensive income:
  Net appreciation (depreciation) on available-for-sale
  securities                                                         12.3             (17.9)             1.1             (287.4)
  (Loss) benefit for deferred federal income taxes                   (4.3)             31.8             (0.4)             126.1
  Minority interest                                                    -              (31.8)              -                 -
  Distribution of subsidiaries (Note 4)                                -              (72.9)              -               (72.9)
                                                               -------------      --------------   ----------------   ------------
      Other comprehensive loss                                        8.0             (90.8)             0.7             (234.2)
                                                               -------------      --------------   ----------------   ------------

Comprehensive income (loss)                                      $   31.6          $ (106.7)        $   78.2          $   (64.2)
                                                               =============      ==============   ================   ============










              The accompanying notes are an integral part of these
                       consolidated financial statements.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               (UNAUDITED)
                                                                                            NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                      ---------------------------------
(In millions)                                                                               2000               1999
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                            $   77.5             $   170.0
    Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
      Minority interest                                                                      -                    39.9
      Net realized losses (gains)                                                           51.5                (108.9)
      Net amortization and depreciation                                                     15.1                  24.0
      Loss on the disposal of group life and health business                                 -                    30.5
      Deferred federal income taxes                                                         42.4                  (4.3)
      Change in deferred acquisition costs                                                (163.8)               (135.6)
      Change in premiums and notes receivable, net of reinsurance                           35.5                 (52.5)
      Change in accrued investment income                                                   (5.3)                 10.1
      Change in policy liabilities and accruals, net                                        10.7                  94.2
      Change in reinsurance receivable                                                      39.8                 (38.2)
      Change in expenses and taxes payable                                                 (58.4)                 22.8
      Separate account activity, net                                                        (0.2)                  5.2
      Other, net                                                                           (56.1)                 (2.9)
                                                                                    ----------------     ---------------
         Net cash (used in) provided by operating activities                               (11.3)                 54.3
                                                                                    ----------------     ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposals and maturities of available-for-sale fixed maturities         1,384.4               2,199.7
   Proceeds from disposals of equity securities                                              1.7                 375.6
   Proceeds from disposals of other investments                                             25.3                  26.4
   Proceeds from mortgages matured or collected                                             83.0                  86.5
   Purchase of available-for-sale fixed maturities                                      (1,987.8)             (2,015.7)
   Purchase of equity securities                                                           (15.4)                (71.5)
   Purchase of other investments                                                          (103.5)               (113.7)
   Capital expenditures                                                                     (8.1)                (23.4)
   Purchase of Minority Interest                                                             -                  (325.5)
   Distribution of subsidiaries                                                              -                  (202.2)
   Other investing activities                                                                1.4                   -
                                                                                    ----------------     ---------------
      Net cash (used in) provided by investing activities                                 (619.0)                (63.8)
                                                                                    ----------------     ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Deposits and interest credited to contractholder deposit funds                          588.2               1,368.0
   Withdrawals from contractholder deposit funds                                          (561.1)             (1,014.8)
   Change in trust agreements supported by funding obligations                             496.3                   -
   Change in short term debt                                                                 -                  (180.8)
   Proceeds from issuance of common stock                                                    -                   125.0
                                                                                    ----------------     ---------------
      Net cash provided by (used in) financing activities                                  523.4                 297.4
                                                                                    ----------------     ---------------
Net change in cash and cash equivalents                                                   (106.9)                287.9
Net change in cash held in the Closed Block                                                 (9.0)                  9.0
Cash and cash equivalents, beginning of period                                             279.3                 504.0
                                                                                    ----------------     ---------------
Cash and cash equivalents, end of period                                               $   163.4             $   800.9
                                                                                    ================     ===============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying unaudited consolidated financial statements of First Allmerica Financial Life Insurance Company ("FAFLIC" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information.

The interim consolidated financial statements of First Allmerica Financial Life Insurance Company ("FAFLIC", or the "Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"), include the accounts of its wholly-owned life insurance subsidiary, Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), Advantage Insurance Network, Inc., and Allmerica Trust Company, N.A.

Prior to July 1, 1999, the consolidated financial statements of FAFLIC included the accounts of its wholly-owned life insurance subsidiary AFLIAC, its non-insurance subsidiaries (principally brokerage and investment advisory services), Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C") (an 85.0%-owned non-insurance holding company), and various other non-insurance subsidiaries.

Effective July 1, 1999, AFC made certain changes to its corporate structure (Note 4). These changes included the transfer of the Company's ownership of Allmerica P&C and its subsidiaries, as well as several other non-insurance subsidiaries from the Company to AFC. In exchange, AFC contributed capital to the Company and agreed to maintain the Company's statutory surplus at specified levels during the following 6 years. Comparability between current and prior period financial statements and footnotes has been significantly impacted by the Company's divestiture of these subsidiaries during 1999, as disclosed in Note 4.

Prior to the July 1, 1999 changes in AFC's corporate structure, minority interest related to the Company's investment in Allmerica P&C and its only significant subsidiary, The Hanover Insurance Company ('Hanover"). Hanover's wholly-owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America.

The accompanying interim consolidated financial statements reflect, in the opinion of the Company's management, all adjustments necessary for a fair presentation of the financial position and results of operations. The results of operations for the nine months ended September 30, 2000, are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company's 1999 Annual Audited Financial Statements.

2. NEW ACCOUNTING PRONOUNCEMENTS

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 regarding the definition of employee, the criteria for determining a non-compensatory plan, the accounting for changes to the terms of a previously fixed stock option or award, the accounting for an exchange of stock compensation awards in a business combination, and other stock compensation related issues. FIN 44 is effective July 1, 2000, but to the extent that it covers certain events occurring during the period after December 15, 1998, or January 12, 2000 but before the effective date of July 1, 2000, the effects of applying the Interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 did not have a material impact on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instruments will generally be offset in the income statement by changes in the hedged item's fair value. For cash flow hedge transactions, in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. To the extent any hedges are determined to be ineffective, all or a portion of the change in value of the derivative will be recognized currently in earnings. This statement is effective for fiscal years beginning after June 15, 2000. The Company has not yet determined the impact that the adoption of Statement No. 133 will have on the Company's results of operations or its financial position.

3. DISCONTINUED OPERATIONS

During the second quarter of 1999, the Company approved a plan to exit its group life and health insurance business, consisting of its Employee Benefit Services ("EBS") business, its Affinity Group Underwriters ("AGU") business and its accident and health assumed reinsurance pool business ("reinsurance pool business"). Prior to 1999, these businesses comprised substantially all of the former Corporate Risk Management Services segment. Accordingly, the operating results of the discontinued segment, including its reinsurance pool business, have been reported in the Consolidated Statements of Income as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion No. 30"). In the third quarter of 1999, the operating results from the discontinued segment were adjusted to reflect the recording of additional reserves related to accident claims from prior years. The Company also recorded a $30.5 million loss, net of taxes, on the disposal of this segment, including $23.0 million of after tax losses generated after the June 30, 1999 measurement date.

In March of 2000, the Company transferred its EBS business to Great-West Life and Annuity Insurance Company of Denver and received consideration of approximately $22.0 million, based on renewal rights for existing policies. Additional consideration may be received in 2001, based on premium in force as of March, 2001. However, the Company retained policy liabilities estimated at $173.5 million at September 30, 2000 related to this business.

In October of 2000, the Company entered into a reinsurance agreement with Reliastar under which the Company would cede its remaining waiver of premium and long-term disability business associated with the discontinued lines of business. The effective date of this agreement is April 1, 2000.

As permitted by APB Opinion No. 30, the Consolidated Balance Sheets have not been segregated between continuing and discontinued operations. At September 30, 2000, the discontinued segment had assets of approximately $495.1 million consisting primarily of invested assets, premiums and fees receivable, and reinsurance recoverables, and liabilities of approximately $415.5 million consisting primarily of policy liabilities. Revenues for the discontinued operations were $36.8 million and $89.7 million for the quarters ended September 30, 2000 and 1999, respectively, and $167.5 million and $277.1 million for the nine months ended September 30, 2000 and 1999, respectively.

4. REORGANIZATION OF AFC CORPORATE STRUCTURE

AFC made certain changes to its corporate structure effective July 1, 1999. These changes included transfer of the Company's ownership of Allmerica P&C and all of its subsidiaries, as well as certain other non-insurance subsidiaries, from FAFLIC to AFC, referred to as the "distribution of subsidiaries". The Company retained ownership of its primary insurance subsidiary, AFLIAC and certain broker dealer and investment management and advisory subsidiaries. AFC contributed capital to FAFLIC in the amount of $125.0 million, consisting of cash and securities of $36.0 million and $89.0 million, respectively, and agreed to maintain the Company's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 requires the prior approval of the Commonwealth of Massachusetts Insurance Commissioner (the "Commissioner"). This transaction was approved by the Commissioner on May 24, 1999.

The equity of the subsidiaries transferred from FAFLIC on July 1, 1999 was $1,274.1 million. As of June 30, 1999, the transferred subsidiaries had total assets of $5,334.1 million, including cash and cash equivalents of $202.2 million, and total revenue of $1,196.5 million.

The Company's consolidated results of operations in 1999 include $107.2 million of net income associated with these subsidiaries through June 30, 1999. The following unaudited pro forma information presents consolidated results of operations as if the reorganization had occurred at the beginning of 1999. This information is not necessarily indicative of future results.

(Unaudited)
For the Nine Months Ended September 30,
(In millions)                                                                           2000              1999
------------------------------------------------------------------------------------------------------------------
Revenue                                                                              $  620.0           $ 619.9
                                                                                    =============     =============
Net realized capital losses included in revenue                                         (47.9)             (2.7)
                                                                                    =============     =============

Income from continuing operations before taxes                                          104.7              151.3
Income taxes                                                                             28.1               40.2
                                                                                    -------------     -------------
Net income from continuing operations                                                    76.6              111.1
Income (loss) from operations of discontinued business (less applicable income taxes (expense) benefit of $0.5 and $(10.2) for the nine months ended
  September 30, 2000 and 1999), respectively.                                             0.9              (18.2)
                                                                                    -------------     -------------
Loss on disposal of group life and health business, including provision of
  $72.2 for operating losses during the phase-out period for the year ended
  December 31, 1999 (less applicable income tax benefit of $16.4)                          -               (30.5)
                                                                                    =============     =============
Net income                                                                           $   77.5           $   62.4
                                                                                    =============     =============

5. SIGNIFICANT TRANSACTIONS

During the second quarter of 2000, the Company adopted a formal company-wide restructuring plan. This plan is the result of a corporate initiative that began in the fall of 1999, intended to reduce expenses and enhance revenues. As a result of the Company's restructuring plan, it recognized a pre-tax charge of $11.0 million during the second quarter of 2000 as reflected in restructuring costs in the Consolidated Statements of Income. Approximately $1.9 million of this charge relates to severance and other employee related costs resulting from the elimination of positions. All levels of employees, from staff to senior management, were affected by the restructuring. In addition, approximately $9.1 million of this charge relates to other restructuring costs, including one-time project costs.

Effective January 1, 1999, Allmerica P&C entered into a Whole Account Aggregate Excess of Loss reinsurance agreement. The reinsurance agreement provided accident year coverage for the three years 1999 to 2001 for the Company's property and casualty business, and is subject to cancellation or commutation annually at the Company's option. In accordance with the provisions of this contract, Allmerica P&C exercised its option to cancel this contract effective January 1, 2000. The program covers losses and allocated loss adjustment expenses ("LAE"), including those incurred but not yet reported, in excess of a specified whole account loss and allocated LAE ratio. The annual and aggregate coverage limits for losses and allocated LAE are $150.0 million and $300.0 million, respectively. The effect of this agreement on results of operations in each reporting period is based on losses and allocated LAE ceded, reduced by a sliding scale premium of 50.0-67.5% depending on the size of the loss, and increased by a ceding commission of 20.0% of ceded premium. In addition, net investment income is reduced for amounts credited to the reinsurer. As a result of this agreement and prior to the corporate reorganization discussed in footnote 4, the Company recognized a net (benefit) expense of $(3.0) million and $16.9 million for the quarter and six months ended June 30, 1999, based on year-to-date estimates of losses and allocated loss adjustment expenses for accident year 1999.

6. FEDERAL INCOME TAXES

 Federal income tax expense for the six months ended June 30, 2000 and 1999, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

7. CLOSED BLOCK

Included in other income in the Consolidated Statements of Income is a net pre-tax (loss) contribution from the Closed Block of $(1.1) million and $3.7 million for the third quarter and nine months ended September 30, 2000, respectively, compared to $3.3 million and $10.4 million for the third quarter and nine months ended September 30, 1999, respectively.
Summarized financial information of the Closed Block is as follows:

                                                                        (UNAUDITED)
                                                                         SEPTEMBER     DECEMBER 31,
(In millions)                                                            30, 2000          1999
-----------------------------------------------------------------------------------------------------
Assets
   Fixed maturities-at fair value (amortized cost of $381.9 and $387.4)       $   371.4       $  372.9
   Mortgage loans                                                                 148.9          136.3
   Policy loans                                                                   195.2          201.1
   Cash and cash equivalents                                                       31.5           22.6
   Accrued investment income                                                       14.5           14.0
   Deferred policy acquisition costs                                               11.4           13.1
   Other assets                                                                     3.1           12.3
                                                                             ----------      ---------
         Total assets                                                         $   776.0       $  772.3
                                                                             ----------      ---------
Liabilities
   Policy liabilities and accruals                                            $   826.5       $  835.2

   Other liabilities                                                               15.6            6.9
                                                                             ----------      ---------
      Total liabilities                                                       $   842.1       $  842.1
                                                                             ----------      ---------

                                                                          (UNAUDITED)                   (Unaudited)
                                                                         QUARTER ENDED               Nine Months Ended
                                                                         SEPTEMBER 30,                 September 30,
                                                                     ----------------------        ----------------------
(In millions)                                                          2000            1999             2000            1999
================================================================================================================================
Revenues
   Premiums                                                       $     7.7        $     8.0        $    42.0      $    43.6
   Net investment income                                                13.1            13.9              40.1          40.5
   Net realized investment gains                                        (1.1)           (0.7)             (4.7)         (0.2)
                                                                   -----------      ----------      ----------        ---------
      Total revenues                                                    19.7            21.2              77.4          83.9
                                                                   -----------      ----------      ----------        ---------

Benefits and expenses
   Policy benefits                                                      20.2            17.2              71.9          71.6
   Policy acquisition expenses                                           0.5             0.6               1.5           1.7
   Other operating expenses                                              0.1             0.1               0.3           0.2
                                                                   -----------      ----------      ----------        ---------
      Total benefits and expenses                                       20.8            17.9              73.7          73.5
                                                                   -----------      ----------      ----------        ---------

         Contribution from the Closed Block                       $     (1.1)       $    3.3        $      3.7     $    10.4
                                                                   ===========      ==========      ==========        =========

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.


8. SEGMENT INFORMATION

The Company offers financial products and services through its Asset Accumulation group. Within this broad area the Company conducts business principally in two operating segments. These segments are Allmerica Financial Services and Allmerica Asset Management. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A summary of the Company's reportable segments is included below.

The Asset Accumulation group includes two segments: Allmerica Financial Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life and traditional life insurance products distributed via retail channels, as well as group retirement products, such as defined benefit and 401(k) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, the Company offers its customers the option of investing in Guaranteed Investment Contracts ("GICs"), such as short term and long term funding agreements. Short term funding agreements are investment contracts issued to institutional buyers, such as money market funds, corporate cash management programs and securities lending collateral programs, which typically have short maturities and periodic interest rate resets based on an index such as LIBOR. Long term funding agreements are investment contracts issued to various businesses or charitable trusts, which are used to support debt issued by the trust to foreign and domestic institutional buyers, such as banks, insurance companies, and pension plans. These funding agreements have long maturities and may be issued with a fixed or variable interest rate based on an index such as LIBOR. Prior to the reorganization discussed in footnote 4, this segment's results also included a registered investment advisor providing investment advisory services, primarily to affiliates and to third parties, such as money market and other fixed income clients.

In addition to the two operating segments, the Company has a Corporate segment, which consists primarily of cash, investments, and corporate overhead expenses. Corporate overhead expenses reflect costs not attributable to a particular segment, such as those generated by certain officers and directors, technology, finance, human resources and the legal department.

Prior to the reorganization discussed in footnote 4, the Company's results included products and services offered through its Risk Management segment In 1999, the Company reorganized its Property and Casualty business and Corporate Risk Management Services operations within the Risk Management segment. Under the new structure, the Risk Management segment manages its business through five distribution channels identified as Hanover North, Hanover South, Citizens Midwest, Allmerica Voluntary Benefits and Allmerica Specialty. During the second quarter of 1999, the Company approved a plan to exit its group life and health business, consisting of its EBS business and its reinsurance pool business. Results of operations from this business, relating to both the current and the prior periods, have been segregated and reported as a component of discontinued operations in the Consolidated Statements of Income. The Risk Management segment's property and casualty business is offered primarily through the Hanover North, Hanover South and Citizens Midwest distribution channels utilizing the Company's independent agent network primarily in the Northeast, Midwest and Southeast United States, maintaining a strong regional focus. Allmerica Voluntary Benefits focuses on worksite distribution, which offers discounted property and casualty products through employer sponsored programs.

Management evaluates the results of the aforementioned segments based on a pre-tax and minority interest basis. Segment income is determined by adjusting net income for net realized investment gains and losses, net gains and losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of segment income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

Summarized below is financial information with respect to business segments for the periods indicated.

                                                                       (UNAUDITED)                       (UNAUDITED)
                                                                      QUARTER ENDED                  NINE MONTHS ENDED
                                                                      SEPTEMBER 30,                     SEPTEMBER 30,
                                                             ------------------------------       ---------------------------
  (In millions)                                                   2000           1999               2000             1999
=============================================================================================================================
Segment revenues:
      Risk Management                                         $    -           $       -            $   -            $ 1,075.2
                                                              ------------     ------------       ------------     -----------
      Asset Accumulation
           Allmerica Financial Services                            214.0            197.6             649.7              592.6
           Allmerica Asset Management                               38.1             38.5              96.6              113.4
                                                              ------------     ------------       ------------     -----------
                Subtotal                                           252.1            236.1             746.3              706.0
                                                              ------------     ------------       ------------     -----------
      Corporate                                                    -                 (0.1)             -                   0.6
      Intersegment revenues                                        -                  1.9              -                  (0.4)
                                                              ------------     ------------       ------------     -----------
           Total segment revenues including Closed Block           252.1            237.9             746.3            1,781.4
Adjustments to segment revenues:
                Adjustment for Closed Block                        (21.9)           (18.2)            (78.4)             (73.8)
                Net realized (losses) gains                        (21.5)           (14.6)            (47.9)             109.0
                                                              ------------     ------------       ------------     -----------
           Total revenues                                     $    208.7       $    205.1         $   620.0        $   1,816.6
                                                              ============     ============       ============     ============

Segment income (loss) before income taxes and
   minority interest:
      Risk Management                                         $    -           $      0.2           $   -          $      85.1
                                                              ------------     ------------       ------------     -----------
      Asset Accumulation
           Allmerica Financial Services                             57.4             54.9             168.1              152.1
           Allmerica Asset Management                                4.4              4.7              11.5               17.2
                                                              ------------     ------------       ------------     -----------
                 Subtotal                                           61.8             59.6             179.6              169.3
                                                              ------------     ------------       ------------     -----------
      Corporate                                                    (10.8)            (3.8)            (22.0)             (28.9)
                                                              ------------     ------------       ------------     -----------
          Segment income before income taxes and
          minority interest                                         51.0             56.0             157.6              225.5
Adjustments to segment income:
      Net realized investment gains, net of amortization           (14.8)           (15.9)            (41.9)             115.0
                                                              ------------     ------------       ------------     -----------
      Other items                                                  -                 -                (11.0)             -
Income from continuing operations before taxes and
   minority interest                                          $     36.2        $    40.1          $  104.7        $     340.5
                                                              ============     ============       ============     ============

                                                            IDENTIFIABLE ASSETS                   DEFERRED ACQUISITION COSTS
---------------------------------------------------------------------------------------------------------------------------------
                                                    (UNAUDITED)                                  (UNAUDITED)
                                                   SEPTEMBER 30,         DECEMBER 31,           SEPTEMBER 30,         DECEMBER 31,
(In millions)                                              2000                1999                 2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
   Risk Management                                 $        488.3       $        542.0         $          3.9         $       6.0
                                                   --------------       --------------         --------------         -----------
   Asset Accumulation
      Allmerica Financial Services                       24,256.9             23,410.7                1,367.7             1,213.1
      Allmerica Asset Management                          2,188.8              1,381.1                    0.2                 0.4
                                                   --------------       --------------         --------------         -----------
         Subtotal                                        26,445.7             24,791.8                1,367.9             1,213.5
   Corporate                                               -                     -                        -                   -
                                                   --------------       --------------         --------------         -----------
      Total                                        $     26,934.0       $     25,333.8           $    1,371.8         $   1,219.5
                                                   ==============       ==============         ==============         ============

9. COMMITMENTS AND CONTINGENCIES

Litigation

In 1997, a lawsuit on behalf of a putative class was instituted against the Company alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In November 1998, the Company and the plaintiffs entered into a settlement agreement and in May 1999, the Federal District Court in Worcester, Massachusetts approved the settlement agreement and certified the class for this purpose. FAFLIC recognized a $31.0 million pre-tax expense in 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by the Company's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

GROUP VEL ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

SEPTEMBER 30, 2000 (UNAUDITED)

                                                                                         SELECT
                                                                               CORE     INVESTMENT    MONEY     EQUITY    GOVERNMENT
                                                                              EQUITY   GRADE INCOME   MARKET     INDEX       BOND
                                                                            ---------- ------------ ---------- ---------- ----------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $      554 $      285   $      265 $      598 $      274
Investments in shares of Fidelity Variable Insurance Products Funds (VIP)..          -          -            -          -          -
Investment in shares of T. Rowe Price International Series, Inc. ..........          -          -            -          -          -
Investment in shares of Delaware Group Premium Fund .......................          -          -            -          -          -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....          -          -            -          -          -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........          -          -            -          -          -
Investments in shares of Warburg Pincus Trust .............................          -          -            -          -          -
Investments in shares of Deutsche Asset Management VIT Funds ..............          -          -            -          -          -
Investment in shares of PIMCO Variable Insurance Trust ....................          -          -            -          -          -
Investments in shares of J.P. Morgan Series Trust II ......................          -          -            -          -          -
                                                                            ---------- ------------ ---------- ---------- ----------
 Total assets .............................................................        554        285          265        598        274

LIABILITIES:                                                                         -          -            -          -          -
                                                                            ---------- ------------ ---------- ---------- ----------
 Net assets ............................................................... $      554 $      285   $      265 $      598 $      274
                                                                            ========== ============ ========== ========== ==========
Net asset distribution by category:
 Variable life policies ................................................... $        - $        -   $        - $        - $        -
 Value of investment by First Allmerica Financial Life Insurance
   Company (Sponsor) ......................................................        554        285          265        598        274
                                                                            ---------- ------------ ---------- ---------- ----------
                                                                            $      554 $      285   $      265 $      598 $      274
                                                                            ========== ============ ========== ========== ==========

Units outstanding, September 30, 2000 .....................................        200        200          200        200        200
Net asset value per unit, September 30, 2000 .............................. $ 2.769783 $ 1.423900   $ 1.332319 $ 2.988522 $ 1.368509


                                                                              SELECT                SELECT     SELECT
                                                                            AGGRESSIVE   SELECT     GROWTH      VALUE
                                                                              GROWTH     GROWTH   AND INCOME OPPORTUNITY
                                                                            ---------- ---------- ---------- -----------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $   49,342 $      654 $      477 $   66,436
Investments in shares of Fidelity Variable Insurance Products Funds (VIP)..          -          -          -          -
Investment in shares of T. Rowe Price International Series, Inc. ..........          -          -          -          -
Investment in shares of Delaware Group Premium Fund .......................          -          -          -          -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....          -          -          -          -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........          -          -          -          -
Investments in shares of Warburg Pincus Trust .............................          -          -          -          -
Investments in shares of Deutsche Asset Management VIT Funds ..............          -          -          -          -
Investment in shares of PIMCO Variable Insurance Trust ....................          -          -          -          -
Investments in shares of J.P. Morgan Series Trust II ......................          -          -          -          -
                                                                            ---------- ---------- ---------- -----------
 Total assets .............................................................     49,342        654        477     66,436

LIABILITIES:                                                                         -          -          -          -
                                                                            ---------- ---------- ---------- -----------
 Net assets ............................................................... $   49,342 $      654 $      477 $   66,436
                                                                            ========== ========== ========== ===========
Net asset distribution by category:
 Variable life policies ................................................... $   48,823 $        - $        - $   65,995
 Value of investment by First Allmerica Financial Life Insurance
   Company (Sponsor) ......................................................        519        654        477        441
                                                                            ---------- ---------- ---------- -----------
                                                                            $   49,342 $      654 $      477 $   66,436
                                                                            ========== ========== ========== ===========

Units outstanding, September 30, 2000 .....................................     19,002        200        200     30,160
Net asset value per unit, September 30, 2000 .............................. $ 2.596721 $ 3.267607 $ 2.385206 $ 2.202800

The accompanying notes are an integral part of these financial statements.

SEPTEMBER 30, 2000 (UNAUDITED)


                                                                               SELECT        SELECT     SELECT     SELECT
                                                                            INTERNATIONAL    CAPITAL   EMERGING   STRATEGIC
                                                                               EQUITY     APPRECIATION  MARKETS    GROWTH
                                                                            ------------- ------------ ---------  ---------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $      407    $  143,917   $ 35,513   $52,342
Investments in shares of Fidelity Variable Insurance Products Funds (VIP)..          -             -          -         -
Investment in shares of T. Rowe Price International Series, Inc. ..........          -             -          -         -
Investment in shares of Delaware Group Premium Fund .......................          -             -          -         -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....          -             -          -         -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........          -             -          -         -
Investments in shares of Warburg Pincus Trust .............................          -             -          -         -
Investments in shares of Deutsche Asset Management VIT Funds ..............          -             -          -         -
Investment in shares of PIMCO Variable Insurance Trust ....................          -             -          -         -
Investments in shares of J.P. Morgan Series Trust II ......................          -             -          -         -
                                                                            ------------- ------------ ---------  ---------
 Total assets .............................................................        407       143,917     35,513    52,342

LIABILITIES:                                                                         -             -          -         -
                                                                            ------------- ------------ ---------  ---------
 Net assets ............................................................... $      407    $  143,917   $ 35,513   $52,342
                                                                            ============= ===========  =========  ========
Net asset distribution by category:
 Variable life policies ................................................... $        -    $  143,917   $ 35,513   $52,342
 Value of investment by First Allmerica Financial Life Insurance
   Company (Sponsor) ......................................................        407             -          -         -
                                                                            ------------- ------------ ---------  --------
                                                                            $      407    $  143,917   $ 35,513   $52,342
                                                                            ============= ===========  =========  ========

Units outstanding, September 30, 2000 .....................................        200        52,047     50,083     50,092
Net asset value per unit, September 30, 2000 .............................. $ 2.033861    $ 2.765120  $0.709083  $1.044908


                                                                             FIDELITY VIP     FIDELITY VIP     FIDELITY VIP
                                                                             HIGH INCOME      EQUITY-INCOME       GROWTH
                                                                            --------------   ----------------  -------------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $           -    $             -   $          -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) .           278                436        127,907
Investment in shares of T. Rowe Price International Series, Inc. ..........             -                  -              -
Investment in shares of Delaware Group Premium Fund .......................             -                  -              -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....             -                  -              -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........             -                  -              -
Investments in shares of Warburg Pincus Trust .............................             -                  -              -
Investments in shares of Deutsche Asset Management VIT Funds ..............             -                  -              -
Investment in shares of PIMCO Variable Insurance Trust ....................             -                  -              -
Investments  in shares of J.P. Morgan Series Trust II .....................             -                  -              -
                                                                            --------------   ----------------  -------------
    Total  assets .........................................................           278                436        127,907

LIABILITIES:                                                                            -                  -              -
                                                                            --------------   ----------------  -------------
    Net assets ............................................................ $         278    $           436   $    127,907
                                                                            ==============   ================  =============

Net asset distribution by category:
  Variable life policies .................................................. $           -    $             -   $    127,907
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) .....................................................           278                436              -
                                                                            --------------   ----------------  -------------
                                                                            $         278    $           436   $    127,907
                                                                            ==============   ================  =============

Units outstanding, September 30, 2000 .....................................           200                200         37,233
Net asset value per unit, September 30, 2000 .............................. $    1.387485    $      2.177723   $   3.435258

The accompanying notes are an integral part of these financial statements.

SEPTEMBER 30, 2000 (UNAUDITED)

                                                                            FIDELITY VIP   FIDELITY VIP II      FIDELITY VIP II
                                                                              OVERSEAS      ASSET MANAGER        CONTRAFUND (a)
                                                                            -------------  -----------------    -----------------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $          -   $              -     $              -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) .          385                397                    -
Investment in shares of T. Rowe Price International Series, Inc. ..........            -                  -                    -
Investment in shares of Delaware Group Premium Fund .......................            -                  -                    -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....            -                  -                    -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........            -                  -                    -
Investments in shares of Warburg Pincus Trust .............................            -                  -                    -
Investments in shares of Deutsche Asset Management VIT Funds ..............            -                  -                    -
Investment in shares of PIMCO Variable Insurance Trust ....................            -                  -                    -
Investments  in shares of J.P. Morgan Series Trust II .....................            -                  -                    -
                                                                            -------------  -----------------    -----------------
    Total  assets .........................................................          385                397                    -

LIABILITIES:                                                                           -                  -                    -
                                                                            -------------  -----------------    -----------------
    Net assets ............................................................ $        385   $            397     $              -
                                                                            =============  =================    =================

Net asset distribution by category:
  Variable life policies .................................................. $          -   $              -     $              -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) .....................................................          385                397                    -
                                                                            -------------  -----------------    -----------------
                                                                            $        385   $            397     $              -
                                                                            =============  =================    =================

Units outstanding, September 30, 2000 .....................................          200                200                    -
Net asset value per unit, September 30, 2000 .............................. $   1.922573   $       1.985909     $       1.000000



                                                                                               T. ROWE PRICE         DGPF
                                                                             FIDELITY VIP II   INTERNATIONAL        GROWTH
                                                                              INDEX 500(a)         STOCK          & INCOME(a)
                                                                             ---------------  ----------------   --------------
ASSETS:
Investments in shares of Allmerica Investment Trust .......................  $            -   $             -    $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) .               -                 -                -
Investment in shares of T. Rowe Price International Series, Inc. ..........               -            43,014                -
Investment in shares of Delaware Group Premium Fund .......................               -                 -                -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....               -                 -                -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........               -                 -                -
Investments in shares of Warburg Pincus Trust .............................               -                 -                -
Investments in shares of Deutsche Asset Management VIT Funds ..............               -                 -                -
Investment in shares of PIMCO Variable Insurance Trust ....................               -                 -                -
Investments  in shares of J.P. Morgan Series Trust II .....................               -                 -                -
                                                                             ---------------  ----------------   --------------
    Total  assets .........................................................               -            43,014                -

LIABILITIES:                                                                              -                 -                -
                                                                             ---------------  ----------------   --------------
    Net assets ............................................................  $            -   $        43,014    $           -
                                                                             ===============  ================   ==============

Net asset distribution by category:
  Variable life policies ..................................................  $            -   $        43,014    $           -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) .....................................................               -                 -                -
                                                                             ---------------  ----------------   --------------
                                                                             $            -   $        43,014    $           -
                                                                             ===============  ================   ==============

Units outstanding, September 30, 2000 .....................................               -            50,088                -
Net asset value per unit, September 30, 2000 ..............................  $     1.000000   $      1.000000    $    1.000000

(a) For the period ended 9/30/2000, there were no transactions.

The accompanying notes are an integral part of these financial statements.

SEPTEMBER 30, 2000 (UNAUDITED)


                                                                                                   DGPF            DGPF
                                                                                 DGPF            CAPITAL           CASH
                                                                             HIGH YIELD(a)     RESERVES(a)      RESERVES(a)
                                                                            ----------------  --------------   --------------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $             -   $           -    $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) .               -               -                -
Investment in shares of T. Rowe Price International Series, Inc. ..........               -               -                -
Investment in shares of Delaware Group Premium Fund .......................               -               -                -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....               -               -                -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........               -               -                -
Investments in shares of Warburg Pincus Trust .............................               -               -                -
Investments in shares of Deutsche Asset Management VIT Funds ..............               -               -                -
Investment in shares of PIMCO Variable Insurance Trust ....................               -               -                -
Investments  in shares of J.P. Morgan Series Trust II .....................               -               -                -
                                                                            ----------------  --------------   --------------
    Total  assets .........................................................               -               -                -

LIABILITIES:                                                                              -               -                -
                                                                            ----------------  --------------   --------------
    Net assets ............................................................ $             -   $           -    $           -
                                                                            ================  ==============   ==============

Net asset distribution by category:
  Variable life policies .................................................. $             -   $           -    $           -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) .....................................................               -               -                -
                                                                            ----------------  --------------   --------------
                                                                            $             -   $           -    $           -
                                                                            ================  ==============   ==============

Units outstanding, September 30, 2000 .....................................               -               -                -
Net asset value per unit, September 30, 2000 .............................. $      1.000000   $    1.000000    $    1.000000


                                                                                DGPF                            DGPF
                                                                               GROWTH          DGPF         INTERNATIONAL
                                                                           OPPORTUNITIES(a)  BALANCED(a)        EQUITY
                                                                            -------------  --------------  ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust ....................... $          -   $           -   $            -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) .            -               -                -
Investment in shares of T. Rowe Price International Series, Inc. ..........            -               -                -
Investment in shares of Delaware Group Premium Fund .......................            -               -              334
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....            -               -                -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........            -               -                -
Investments in shares of Warburg Pincus Trust .............................            -               -                -
Investments in shares of Deutsche Asset Management VIT Funds ..............            -               -                -
Investment in shares of PIMCO Variable Insurance Trust ....................            -               -                -
Investments  in shares of J.P. Morgan Series Trust II .....................            -               -                -
                                                                            -------------  --------------  ---------------
    Total  assets .........................................................            -               -              334

LIABILITIES:                                                                           -               -                -
                                                                            -------------  --------------  ---------------
    Net assets ............................................................ $          -   $           -   $          334
                                                                            =============  ==============  ===============

Net asset distribution by category:
  Variable life policies .................................................. $          -   $           -   $            -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) .....................................................            -               -              334
                                                                            -------------  --------------  ---------------
                                                                            $          -   $           -   $          334
                                                                            =============  ==============  ===============

Units outstanding, September 30, 2000 .....................................            -               -              200
Net asset value per unit, September 30, 2000 .............................. $   1.000000   $    1.000000   $     1.670768

(a) For the period ended 9/30/2000, there were no transactions.

The accompanying notes are an integral part of these financial statements.

SEPTEMBER 30, 2000 (UNAUDITED)

                                                                                 DGPF
                                                                               SMALL CAP         DGPF
                                                                                VALUE(a)       TREND(a)
                                                                              -------------  -------------
ASSETS:
Investments in shares of Allmerica Investment Trust .......................   $          -   $          -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) .              -              -
Investment in shares of T. Rowe Price International Series, Inc. ..........              -              -
Investment in shares of Delaware Group Premium Fund .......................              -              -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) ....              -              -
Investments in shares of Goldman Sachs Variable Insurance Trust ...........              -              -
Investments in shares of Warburg Pincus Trust .............................              -              -
Investments in shares of Deutsche Asset Management VIT Funds ..............              -              -
Investment in shares of PIMCO Variable Insurance Trust ....................              -              -
Investments  in shares of J.P. Morgan Series Trust II .....................              -              -
                                                                              -------------  -------------
    Total  assets .........................................................              -              -

LIABILITIES:                                                                             -              -
                                                                              -------------  -------------
    Net assets ............................................................   $          -   $          -
                                                                              =============  =============

Net asset distribution by category:
  Variable life policies ..................................................   $          -   $          -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) .....................................................              -              -
                                                                              -------------  -------------
                                                                              $          -   $          -
                                                                              =============  =============

Units outstanding, September 30, 2000 .....................................              -              -
Net asset value per unit, September 30, 2000 ..............................   $   1.000000   $   1.000000




                                                                                 DGPF                          DGPF
                                                                              STRATEGIC         DGPF         EMERGING
                                                                              INCOME(a)       DEVON(a)      MARKETS(a)
                                                                             -------------  -------------  -------------
ASSETS:
Investments in shares of Allmerica Investment Trust ........................ $          -   $          -   $          -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) ..            -              -              -
Investment in shares of T. Rowe Price International Series, Inc. ...........            -              -              -
Investment in shares of Delaware Group Premium Fund ........................            -              -              -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) .....            -              -              -
Investments in shares of Goldman Sachs Variable Insurance Trust ............            -              -              -
Investments in shares of Warburg Pincus Trust ..............................            -              -              -
Investments in shares of Deutsche Asset Management VIT Funds ...............            -              -              -
Investment in shares of PIMCO Variable Insurance Trust .....................            -              -              -
Investments  in shares of J.P. Morgan Series Trust II ......................            -              -              -
                                                                             -------------  -------------  -------------
    Total  assets ..........................................................            -              -              -

LIABILITIES:                                                                            -              -              -
                                                                             -------------  -------------  -------------
    Net assets ............................................................. $          -   $          -   $          -
                                                                             =============  =============  =============

Net asset distribution by category:
  Variable life policies ................................................... $          -   $          -   $          -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) ......................................................            -              -              -
                                                                             -------------  -------------  -------------
                                                                             $          -   $          -   $          -
                                                                             =============  =============  =============

Units outstanding, September 30, 2000 ......................................            -              -              -
Net asset value per unit, September 30, 2000 ............................... $   1.000000   $   1.000000   $   1.000000

(a) For the period ended 9/30/2000, there were no transactions.

The accompanying notes are an integral part of these financial statements.

SEPTEMBER 30, 2000 (UNAUDITED)


                                                                                  DGPF                            DGPF
                                                                                 SOCIAL            DGPF          SELECT
                                                                              AWARENESS(a)       REIT(a)        GROWTH(a)
                                                                             ----------------  -------------  --------------
ASSETS:
Investments in shares of Allmerica Investment Trust ........................ $             -   $          -   $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) ..               -              -               -
Investment in shares of T. Rowe Price International Series, Inc. ...........               -              -               -
Investment in shares of Delaware Group Premium Fund ........................               -              -               -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) .....               -              -               -
Investments in shares of Goldman Sachs Variable Insurance Trust ............               -              -               -
Investments in shares of Warburg Pincus Trust ..............................               -              -               -
Investments in shares of Deutsche Asset Management VIT Funds ...............               -              -               -
Investment in shares of PIMCO Variable Insurance Trust .....................               -              -               -
Investments  in shares of J.P. Morgan Series Trust II ......................               -              -               -
                                                                             ----------------  -------------  --------------
    Total  assets ..........................................................               -              -               -

LIABILITIES:                                                                               -              -               -
                                                                             ----------------  -------------  --------------
    Net assets ............................................................. $             -   $          -   $           -
                                                                             ================  =============  ==============

Net asset distribution by category:
  Variable life policies ................................................... $             -   $          -   $           -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) ......................................................               -              -               -
                                                                             ----------------  -------------  --------------
                                                                             $             -   $          -   $           -
                                                                             ================  =============  ==============

Units outstanding, September 30, 2000 ......................................               -              -               -
Net asset value per unit, September 30, 2000 ............................... $      1.000000   $   1.000000   $    1.000000


                                                                                                                   GOLDMAN
                                                                                                                  SACHS VIT
                                                                                  DGPF                            CORE LARGE
                                                                                  U.S.             UIF               CAP
                                                                               GROWTH(a)      TECHNOLOGY (a)      GROWTH(a)
                                                                              -------------  ----------------  -----------------
ASSETS:
Investments in shares of Allmerica Investment Trust ........................  $          -   $             -    $             -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) ..             -                 -                  -
Investment in shares of T. Rowe Price International Series, Inc. ...........             -                 -                  -
Investment in shares of Delaware Group Premium Fund ........................             -                 -                  -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) .....             -                 -                  -
Investments in shares of Goldman Sachs Variable Insurance Trust ............             -                 -                  -
Investments in shares of Warburg Pincus Trust ..............................             -                 -                  -
Investments in shares of Deutsche Asset Management VIT Funds ...............             -                 -                  -
Investment in shares of PIMCO Variable Insurance Trust .....................             -                 -                  -
Investments  in shares of J.P. Morgan Series Trust II ......................             -                 -                  -
                                                                              -------------  ----------------  -----------------
    Total  assets ..........................................................             -                 -                  -

LIABILITIES:                                                                             -                 -                  -
                                                                              -------------  ----------------  -----------------
    Net assets .............................................................  $          -   $             -    $             -
                                                                              =============  ================  =================

Net asset distribution by category:
  Variable life policies ...................................................  $          -   $             -    $             -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) ......................................................             -                 -                  -
                                                                              -------------  ----------------  -----------------
                                                                              $          -   $             -    $             -
                                                                              =============  ================  =================

Units outstanding, September 30, 2000 ......................................             -                 -                  -
Net asset value per unit, September 30, 2000 ...............................  $   1.000000   $      1.000000    $      1.000000

(a) For the period ended 9/30/2000, there were no transactions.

The accompanying notes are an integral part of these financial statements.


GROUP VEL ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

September 30, 2000 (Unaudited)

                                                                        Alliance                     Alger            Alger
                                                                        Growth &     Alliance       American         American
                                                                         Income     Technology     Leveraged          Small
                                                                      Class B (a)   Class B (a)    AllCap (a)   Capitalization (a)
                                                                      ------------- -------------  ------------ -------------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . .         $ -           $ -           $ -                 $ -
Investments in shares of Fidelity Variable Insurance Products Funds
  (VIP) ..............................................................           -             -             -                   -
Investment in shares of T. Rowe Price International Series, Inc.   . .           -             -             -                   -
Investments in shares of Delaware Group Premium Fund . . . . . . . . .           -             -             -                   -
Investment in shares of The Universal Institutional Funds, Inc. (UIF)            -             -             -                   -
Investments in shares of Goldman Sachs Variable Insurance Trust   . .            -             -             -                   -
Investments in shares of Warburg Pincus Trust   . . . . . . . . . . .            -             -             -                   -
Investments in shares of Deutsche Asset Management VIT Funds  . . . .            -             -             -                   -
Investment in shares of PIMCO Variable Insurance Trust  . . . . . . .            -             -             -                   -
Investment in shares of J.P. Morgan Series Trust II . . . . . . . . .            -             -             -                   -
Investments in shares of AIM Variable Insurance Funds . . . . . . . .            -             -             -                   -
Investments in shares of The Alger American Fund Portfolios . . . . .            -             -             -                   -
Investments in shares of Alliance Variable Products Series Fund, Inc.            -             -             -                   -
Investments in shares of Franklin Templeton Insurance Products Trust
  (Class2). ..........................................................           -             -             -                   -
                                                                      ------------- -------------  ------------ -------------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . .           -             -             -                   -

LIABILITIES:                                                                     -             -             -                   -
                                                                      ------------- -------------  ------------ -------------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ -           $ -           $ -                 $ -
                                                                      ============= =============  ============ ===================

Net asset distribution by category:
  Variable life policies   . . . . . . . . . . . . . . . . . . . . . .         $ -           $ -           $ -                 $ -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor)  . . . . . . . . . . . . . . . . . . . . . . . .           -             -             -                   -
                                                                      ------------- -------------  ------------ -------------------
                                                                               $ -           $ -           $ -                 $ -
                                                                      ============= =============  ============ ===================

Units outstanding, September 30, 2000  . . . . . . . . . . . . . . . .           -             -             -                   -
Net asset value per unit, September 30, 2000 . . . . . . . . . . . . .  $ 1.000000    $ 1.000000    $ 1.000000          $ 1.000000


                                                                                                                        Templeton
                                                                     AIM                AIM                AIM       International
                                                               V.I. Growth (a)   V.I. High Yield (a)  V.I. Value (a) Securities (a)
                                                               ----------------  -------------------  -------------- --------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . .        $ -             $ -             $ -              $ -
Investments in shares of Fidelity Variable Insurance Products Funds
  (VIP) ............................................................          -               -               -                -
Investment in shares of T. Rowe Price International Series, Inc.   .          -               -               -                -
Investments in shares of Delaware Group Premium Fund . . . . . . . .          -               -               -                -
Investment in shares of The Universal Institutional Funds, Inc. (UIF          -               -               -                -
Investments in shares of Goldman Sachs Variable Insurance Trust   .           -               -               -                -
Investments in shares of Warburg Pincus Trust   . . . . . . . . . .           -               -               -                -
Investments in shares of Deutsche Asset Management VIT Funds  . . .           -               -               -                -
Investment in shares of PIMCO Variable Insurance Trust  . . . . . .           -               -               -                -
Investment in shares of J.P. Morgan Series Trust II . . . . . . . .           -               -               -                -
Investments in shares of AIM Variable Insurance Funds . . . . . . .           -               -               -                -
Investments in shares of The Alger American Fund Portfolios . . . .           -               -               -                -
Investments in shares of Alliance Variable Products Series Fund, Inc          -               -               -                -
Investments in shares of Franklin Templeton Insurance Products Trust
  (Class2). ........................................................          -               -               -                -
                                                                    ------------  --------------  --------------  ---------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . .          -               -               -                -

LIABILITIES:                                                                  -               -               -                -
                                                                    ------------  --------------  --------------  ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ -             $ -             $ -              $ -
                                                                    ============  ==============  ==============  ===============

Net asset distribution by category:
  Variable life policies   . . . . . . . . . . . . . . . . . . . . .        $ -             $ -             $ -              $ -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor)  . . . . . . . . . . . . . . . . . . . . . . .          -               -               -                -
                                                                    ------------  --------------  --------------  ---------------
                                                                            $ -             $ -             $ -              $ -
                                                                    ============  ==============  ==============  ===============

Units outstanding, September 30, 2000  . . . . . . . . . . . . . . .          -               -               -                -
Net asset value per unit, September 30, 2000 . . . . . . . . . . . . $ 1.000000      $ 1.000000      $ 1.000000       $ 1.000000

(a) For the period ended 9/30/2000, there were no transactions.

The accompanying notes are an integral part of these financial statements.

SEPTEMBER 30, 2000 (UNAUDITED)

                                                                                  GOLDMAN                                 WARBURG
                                                                                 SACHS VIT             GOLDMAN             PINCUS
                                                                                 CORE SMALL           SACHS VIT            GLOBAL
                                                                                    CAP                CAPITAL          POST-VENTURE
                                                                                 EQUITY(a)            GROWTH(a)         CAPITAL (a)
                                                                             -------------------  -------------------  -------------
ASSETS:
Investments in shares of Allmerica Investment Trust ........................  $               -    $               -    $         -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) ..                  -                    -              -
Investment in shares of T. Rowe Price International Series, Inc. ...........                  -                    -              -
Investment in shares of Delaware Group Premium Fund ........................                  -                    -              -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) .....                  -                    -              -
Investments in shares of Goldman Sachs Variable Insurance Trust ............                  -                    -              -
Investments in shares of Warburg Pincus Trust ..............................                  -                    -              -
Investments in shares of Deutsche Asset Management VIT Funds ...............                  -                    -              -
Investment in shares of PIMCO Variable Insurance Trust .....................                  -                    -              -
Investments  in shares of J.P. Morgan Series Trust II ......................                  -                    -              -
                                                                             -------------------  -------------------  -------------
    Total  assets ..........................................................                  -                    -              -

LIABILITIES:                                                                                  -                    -              -
                                                                             -------------------  -------------------  -------------
    Net assets .............................................................  $               -    $               -    $         -
                                                                             ===================  ===================  =============

Net asset distribution by category:
  Variable life policies ...................................................  $               -    $               -    $         -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) ......................................................                  -                    -              -
                                                                             -------------------  -------------------  -------------
                                                                              $               -    $               -    $         -
                                                                             ===================  ===================  =============

Units outstanding, September 30, 2000 ......................................                  -                    -              -
Net asset value per unit, September 30, 2000 ...............................  $        1.000000    $        1.000000    $  1.000000


                                                                                   WARBURG
                                                                                   PINCUS         DEUTSCHE        DEUTSCHE
                                                                                    SMALL          SMALLL          EQUITY
                                                                                   COMPANY          CAP             500
                                                                                  GROWTH(a)      INDEX (a)       INDEX (a)
                                                                              --------------  -------------  ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust ........................   $          -    $         -    $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) ..              -              -                -
Investment in shares of T. Rowe Price International Series, Inc. ...........              -              -                -
Investment in shares of Delaware Group Premium Fund ........................              -              -                -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) .....              -              -                -
Investments in shares of Goldman Sachs Variable Insurance Trust ............              -              -                -
Investments in shares of Warburg Pincus Trust ..............................              -              -                -
Investments in shares of Deutsche Asset Management VIT Funds ...............              -              -                -
Investment in shares of PIMCO Variable Insurance Trust .....................              -              -                -
Investments  in shares of J.P. Morgan Series Trust II ......................              -              -                -
                                                                              --------------  -------------  ---------------
    Total  assets ..........................................................              -              -                -

LIABILITIES:                                                                              -              -                -
                                                                              --------------  -------------  ---------------
    Net assets .............................................................   $          -    $         -    $           -
                                                                              ==============  =============  ===============

Net asset distribution by category:
  Variable life policies ...................................................   $          -    $         -    $           -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) ......................................................              -              -                -
                                                                              --------------  -------------  ---------------
                                                                               $          -    $         -    $           -
                                                                              ==============  =============  ===============

Units outstanding, September 30, 2000 ......................................              -              -                -
Net asset value per unit, September 30, 2000 ...............................   $   1.000000    $  1.000000    $    1.000000

                                                                                 PIMCO
                                                                                 TOTAL         J.P. MORGAN
                                                                                 RETURN          SMALL
                                                                                 BOND(a)        COMPANY (a)
                                                                              -------------   -------------
ASSETS:
Investments in shares of Allmerica Investment Trust ........................  $          -    $          -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP) ..             -               -
Investment in shares of T. Rowe Price International Series, Inc. ...........             -               -
Investment in shares of Delaware Group Premium Fund ........................             -               -
Investments in shares of The Universal Institutional Funds, Inc. (UIF) .....             -               -
Investments in shares of Goldman Sachs Variable Insurance Trust ............             -               -
Investments in shares of Warburg Pincus Trust ..............................             -               -
Investments in shares of Deutsche Asset Management VIT Funds ...............             -               -
Investment in shares of PIMCO Variable Insurance Trust .....................             -               -
Investments  in shares of J.P. Morgan Series Trust II ......................             -               -

                                                                              -------------   -------------
    Total  assets ..........................................................             -               -

LIABILITIES:                                                                             -               -
                                                                              =============   =============
    Net assets .............................................................   $          -    $          -
                                                                              =============   =============

Net asset distribution by category:
  Variable life policies ...................................................   $          -    $          -
  Value of investment by First Allmerica  Financial Life Insurance
    Company (Sponsor) ......................................................             -               -
                                                                              -------------   -------------
                                                                               $          -    $          -
                                                                              =============   =============

Units outstanding, September 30, 2000 ......................................             -               -
Net asset value per unit, September 30, 2000 ...............................   $  1.000000     $  1.000000

(a) For the period ended 9/30/2000, there were no transactions.

The accompanying notes are an integral part of these financial statements.

GROUP VEL ACCOUNT

STATEMENTS OF OPERATIONS

                                                                             CORE EQUITY
                                                                                         FOR THE
                                                                  FOR THE               YEAR ENDED
                                                                  PERIOD               DECEMBER 31,
                                                                   ENDED       ------------------------------
                                                                 9/30/2000         1999             1998
                                                                (UNAUDITED)      (UNAUDITED)    (UNAUDITED)
                                                               --------------  ------------------------------
INVESTMENT INCOME:
  Dividends .................................................   $          2    $         3      $         4
                                                               --------------  -------------    -------------

EXPENSES:
  Mortality and expense risk fees ...........................              -              -                -
  Administrative expense fees ...............................              -              -                -
                                                               --------------  -------------    -------------
    Total expenses ..........................................              -              -                -

  Net investment income (loss) ..............................              2              3                4
                                                               --------------  -------------    -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......             55             45                4
  Net realized gain (loss) from sales of investments ........              -              -                -
                                                               --------------  -------------    -------------
    Net realized gain (loss) ................................             55             45                4
  Net unrealized gain (loss) ................................            (58)            78               61
                                                               --------------  -------------    -------------

    Net realized and unrealized  gain (loss) ................             (3)           123               65
                                                               --------------  -------------    -------------

    Net increase (decrease)  in net assets from operations ..   $         (1)   $       126      $        69
                                                               ==============  =============    =============


                                                                      SELECT INVESTMENT GRADE INCOME
                                                                                        FOR THE
                                                                 FOR THE               YEAR ENDED
                                                                 PERIOD               DECEMBER 31,
                                                                  ENDED       -----------------------------
                                                                9/30/2000         1999           1998
                                                               (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                                              --------------  -------------  --------------
INVESTMENT INCOME:
  Dividends .................................................  $         13    $        17    $         15
                                                              --------------  -------------  --------------

EXPENSES:
  Mortality and expense risk fees ...........................             -              -               -
  Administrative expense fees ...............................             -              -               -
                                                              --------------  -------------  --------------
    Total expenses ..........................................             -              -               -

  Net investment income (loss) ..............................            13             17              15
                                                              --------------  -------------  --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......             -              -               -
  Net realized gain (loss) from sales of investments ........             -              -               -
                                                              --------------  -------------  --------------
    Net realized gain (loss) ................................             -              -               -
  Net unrealized gain (loss) ................................             3            (19)              5
                                                              --------------  -------------  --------------

    Net realized and unrealized  gain (loss) ................             3            (19)              5
                                                              --------------  -------------  --------------

    Net increase (decrease)  in net assets from operations ..  $         16    $        (2)    $        20
                                                              ==============  =============  ==============

The accompanying notes are an integral part of these financial statements.

                                                                           MONEY MARKET
                                                                                       FOR THE
                                                                FOR THE               YEAR ENDED
                                                                 PERIOD              DECEMBER 31,
                                                                 ENDED       -----------------------------
                                                               9/30/2000         1999            1998
                                                              (UNAUDITED)     (UNAUDITED)    (UNAUDITED)
                                                              -------------  --------------  -------------
INVESTMENT INCOME:
  Dividends .................................................  $     4,742   $          12    $        12
                                                              -------------  --------------  -------------

EXPENSES:
  Mortality and expense risk fees ...........................          221               -
  Administrative expense fees ...............................           61               -
                                                              -------------  --------------  -------------
    Total expenses ..........................................          282               -              -

  Net investment income (loss) ..............................        4,460              12             12
                                                              -------------  --------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......            -               -              -
  Net realized gain (loss) from sales of investments ........            -               -              -
                                                              -------------  --------------  -------------
    Net realized gain (loss) ................................            -               -              -
  Net unrealized gain (loss) ................................            -               -              -
                                                              -------------  --------------  -------------

    Net realized and unrealized  gain (loss) ................            -               -              -
                                                              -------------  --------------  -------------

    Net increase (decrease)  in net assets from operations ..   $    4,460    $         12    $        12
                                                              =============  ==============  =============


                                                                           EQUITY INDEX
                                                                                      FOR THE
                                                                 FOR THE             YEAR ENDED
                                                                  PERIOD             DECEMBER 31,
                                                                  ENDED       -----------------------------
                                                                9/30/2000         1999            1998
                                                               (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                                               -------------  -------------   -------------
INVESTMENT INCOME:
  Dividends .................................................   $         4    $         5     $         5
                                                               -------------  -------------   -------------

EXPENSES:
  Mortality and expense risk fees ...........................             -              -
  Administrative expense fees ...............................             -              -
                                                               -------------  -------------   -------------
    Total expenses ..........................................             -              -               -

  Net investment income (loss) ..............................             4              5               5
                                                               -------------  -------------   -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......            60              1              12
  Net realized gain (loss) from sales of investments ........             -              -               -
                                                               -------------  -------------   -------------
    Net realized gain (loss) ................................            60              1              12
  Net unrealized gain (loss) ................................           (72)            97              94
                                                               -------------  -------------   -------------

    Net realized and unrealized  gain (loss) ................           (12)            98             106
                                                               -------------  -------------   -------------

    Net increase (decrease)  in net assets from operations ..    $       (8)    $      103      $      111
                                                               =============  =============   =============

The accompanying notes are an integral part of these financial statements.


                                                                         Government Bond
                                                                                        For the
                                                                 For the               Year Ended
                                                                  Period              December 31,
                                                                  Ended        ----------------------------
                                                                9/30/2000          1999           1998
                                                               (Unaudited)     (Unaudited)    (Unaudited)
                                                               -------------   -------------  -------------
INVESTMENT INCOME:
  Dividends .................................................   $        11     $        15    $        14
                                                               -------------   -------------  -------------

EXPENSES:
  Mortality and expense risk fees ...........................             -               -              -
  Administrative expense fees ...............................             -               -              -
                                                               -------------   -------------  -------------
    Total expenses ..........................................             -               -              -

  Net investment income (loss) ..............................            11              15             14
                                                               -------------   -------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......             -               -              -
  Net realized gain (loss) from sales of investments ........             -               -              -
                                                               -------------   -------------  -------------
    Net realized gain (loss) ................................             -               -              -
  Net unrealized gain (loss) ................................             4             (14)             4
                                                               -------------   -------------  -------------

    Net realized and unrealized  gain (loss) ................             4             (14)             4
                                                               -------------   -------------  -------------

    Net increase (decrease) in net assets from operations ...   $        15     $         1    $        18
                                                               =============   =============  =============



                                                                        Select Aggressive Growth
                                                                                        For the
                                                                 For the               Year Ended
                                                                  Period              December 31,
                                                                  Ended       -----------------------------
                                                                9/30/2000         1999            1998
                                                               (Unaudited)     (Unaudited)    (Unaudited)
                                                               -------------  --------------  -------------
INVESTMENT INCOME:
  Dividends .................................................   $         -     $         -    $         -
                                                               -------------  --------------  -------------

EXPENSES:
  Mortality and expense risk fees ...........................           157               -              -
  Administrative expense fees ...............................            44               -              -
                                                               -------------  --------------  -------------
    Total expenses ..........................................           201               -              -

  Net investment income (loss) ..............................          (201)              -              -
                                                               -------------  --------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......         9,381               -              -
  Net realized gain (loss) from sales of investments ........          (470)              -              -
                                                               -------------  --------------  -------------
    Net realized gain (loss) ................................         8,911               -              -
  Net unrealized gain (loss) ................................       (20,486)            150             37
                                                               -------------  --------------  -------------

    Net realized and unrealized  gain (loss) ................       (11,575)            150             37
                                                               -------------  --------------  -------------

    Net increase (decrease) in net assets from operations ...   $   (11,776)    $       150    $        37
                                                               =============  ==============  =============

The accompanying notes are an integral part of these financial statements.


                                                                            Select Growth
                                                                                        For the
                                                                 For the               Year Ended
                                                                 Period               December 31,
                                                                  Ended       -----------------------------
                                                                9/30/2000         1999           1998
                                                               (Unaudited)    (Unaudited)     (Unaudited)
                                                              --------------  -------------  --------------
INVESTMENT INCOME:
  Dividends .................................................  $          -    $         -    $         -
                                                              --------------  -------------  -------------

EXPENSES:
  Mortality and expense risk fees ...........................             -              -              -
  Administrative expense fees ...............................             -              -              -
                                                              --------------  -------------  -------------
    Total expenses ..........................................             -              -              -

  Net investment income (loss) ..............................             -              -              -
                                                              --------------  -------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......            77             18              4
  Net realized gain (loss) from sales of investments ........             -              -              -
                                                              --------------  -------------  -------------
    Net realized gain (loss) ................................            77             18              4
  Net unrealized gain (loss) ................................          (101)           137            133
                                                              --------------  -------------  -------------

    Net realized and unrealized  gain (loss) ................           (24)           155            137
                                                              --------------  -------------  -------------

    Net increase (decrease) in net assets from operations ...  $        (24)   $       155    $       137
                                                              ==============  =============  =============



                                                                        Select Growth and Income
                                                                                       For the
                                                                For the               Year Ended
                                                                 Period              December 31,
                                                                 Ended        ----------------------------
                                                               9/30/2000          1999           1998
                                                              (Unaudited)     (Unaudited)    (Unaudited)
                                                              -------------   -------------  -------------
INVESTMENT INCOME:
  Dividends .................................................  $         3     $         5    $         5
                                                              -------------   -------------  -------------

EXPENSES:
  Mortality and expense risk fees ...........................            -               -              -
  Administrative expense fees ...............................            -               -              -
                                                              -------------   -------------  -------------
    Total expenses ..........................................            -               -              -

  Net investment income (loss) ..............................            3               5              5
                                                              -------------   -------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......           81              34              1
  Net realized gain (loss) from sales of investments ........            -               -              -
                                                              -------------   -------------  -------------
    Net realized gain (loss) ................................           81              34              1
  Net unrealized gain (loss) ................................         (101)             37             53
                                                              -------------   -------------  -------------

    Net realized and unrealized  gain (loss) ................          (20)             71             54
                                                              -------------   -------------  -------------

    Net increase (decrease) in net assets from operations ...  $       (17)    $        76    $        59
                                                              =============   =============  =============

The accompanying notes are an integral part of these financial statements.


                                                                       Select Value Opportunity
                                                                                      For the
                                                                For the             Year Ended
                                                                 Period             December 31,
                                                                 Ended       -----------------------------
                                                               9/30/2000         1999            1998
                                                              (Unaudited)    (Unaudited)     (Unaudited)
                                                              -------------  -------------   -------------
INVESTMENT INCOME:
  Dividends .................................................  $       212    $         -     $         3
                                                              -------------  -------------   -------------

EXPENSES:
  Mortality and expense risk fees ...........................          171              -               -
  Administrative expense fees ...............................           47              -               -
                                                              -------------  -------------   -------------
    Total expenses ..........................................          218              -               -

  Net investment income (loss) ..............................           (6)             -               3
                                                              -------------  -------------   -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......          553             21               1
  Net realized gain (loss) from sales of investments ........          219              -               -
                                                              -------------  -------------   -------------
    Net realized gain (loss) ................................          772             21               1
  Net unrealized gain (loss) ................................       12,366            (38)             13
                                                              -------------  -------------   -------------

    Net realized and unrealized  gain (loss) ................       13,138            (17)             14
                                                              -------------  -------------   -------------

    Net increase (decrease) in net assets from operations ...  $    13,132    $       (17)    $        17
                                                              =============  =============   =============



                                                                       Select International Equity
                                                                                         For the
                                                                  For the               Year Ended
                                                                  Period               December 31,
                                                                   Ended       -----------------------------
                                                                 9/30/2000         1999           1998
                                                                (Unaudited)    (Unaudited)     (Unaudited)
                                                               --------------  -------------  --------------
INVESTMENT INCOME:
  Dividends .................................................   $          2    $         -    $          4
                                                               --------------  -------------  --------------

EXPENSES:
  Mortality and expense risk fees ...........................              -              -               -
  Administrative expense fees ...............................              -              -               -
                                                               --------------  -------------  --------------
    Total expenses ..........................................              -              -               -

  Net investment income (loss) ..............................              2              -               4
                                                               --------------  -------------  --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......             14              -               -
  Net realized gain (loss) from sales of investments ........              -              -               -
                                                               --------------  -------------  --------------
    Net realized gain (loss) ................................             14              -               -
  Net unrealized gain (loss) ................................            (52)           107              43
                                                               --------------  -------------  --------------

    Net realized and unrealized  gain (loss) ................            (38)           107              43
                                                               --------------  -------------  --------------

    Net increase (decrease) in net assets from operations ...   $        (36)   $       107    $         47
                                                               ==============  =============  ==============

The accompanying notes are an integral part of these financial statements.



                                                                                                                   Select
                                                                         Select Capital Appreciation               Emerging
                                                                                          For the                 Markets(a)
                                                                    For the              Year Ended               For the
                                                                    Period              December 31,               Period
                                                                     Ended       ----------------------------       Ended
                                                                   9/30/2000         1999           1998          9/30/2000
                                                                  (Unaudited)    (Unaudited)    (Unaudited)      (Unaudited)
                                                                 --------------  -------------  -------------  ----------------
INVESTMENT INCOME:
  Dividends .................................................     $         -     $        -     $        -     $         58
                                                                 -------------   ------------   ------------   ---------------

EXPENSES:
  Mortality and expense risk fees ...........................             410              -              -               135
  Administrative expense fees ...............................             114              -              -                38
                                                                 -------------   ------------   ------------   ---------------
    Total expenses ..........................................             524              -              -               173

  Net investment income (loss) ..............................            (524)             -              -              (115)
                                                                 -------------   ------------   ------------   ---------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......           4,478              1             60                 -
  Net realized gain (loss) from sales of investments ........             (95)             -              -              (266)
                                                                 -------------   ------------   ------------   ---------------
    Net realized gain (loss) ................................           4,383              1             60              (266)
  Net unrealized gain (loss) ................................             787             99            (12)          (14,627)
                                                                 -------------   ------------   ------------   ---------------

    Net realized and unrealized  gain (loss) ................           5,170            100             48           (14,893)
                                                                 -------------   ------------   ------------   ---------------

    Net increase (decrease) in net assets from operations ...     $     4,646     $      100     $       48     $     (15,008)
                                                                 =============   ============   ============   ===============




                                                                 Select
                                                                Strategic              Fidelity VIP High Income
                                                                Growth(a)                               For the
                                                                For the          For the               Year Ended
                                                                 Period          Period               December 31,
                                                                 Ended            Ended       -----------------------------
                                                               9/30/2000        9/30/2000         1999            1998
                                                              (Unaudited)      (Unaudited)    (Unaudited)     (Unaudited)
                                                              -------------   --------------  -------------   -------------
INVESTMENT INCOME:
  Dividends .................................................  $         3     $         21    $        26     $        21
                                                              -------------   --------------  -------------   -------------

EXPENSES:
  Mortality and expense risk fees ...........................          146                -              -               -
  Administrative expense fees ...............................           40                -              -               -
                                                              -------------   --------------  -------------   -------------
    Total expenses ..........................................          186                -              -               -

  Net investment income (loss) ..............................         (183)              21             26              21
                                                              -------------   --------------  -------------   -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......          433                -              1              13
  Net realized gain (loss) from sales of investments ........          (45)               -              -               -
                                                              -------------   --------------  -------------   -------------
    Net realized gain (loss) ................................          388                -              1              13
  Net unrealized gain (loss) ................................        1,821              (50)            (4)            (47)
                                                              -------------   --------------  -------------   -------------

    Net realized and unrealized  gain (loss) ................        2,209              (50)            (3)            (34)
                                                              -------------   --------------  -------------   -------------

    Net increase (decrease) in net assets from operations ...  $     2,026     $        (29)   $        23     $       (13)
                                                              =============   ==============  =============   =============

The accompanying notes are an integral part of these financial statements.


                                                                       Fidelity VIP Equity-Income
                                                                                       For the
                                                                For the               Year Ended
                                                                 Period              December 31,
                                                                 Ended        ----------------------------
                                                               9/30/2000          1999           1998
                                                              (Unaudited)     (Unaudited)    (Unaudited)
                                                              -------------   -------------  -------------
INVESTMENT INCOME:
  Dividends .................................................  $         7     $         6    $          5
                                                              -------------   -------------  --------------

EXPENSES:
  Mortality and expense risk fees ...........................            -               -               -
  Administrative expense fees ...............................            -               -               -
                                                              -------------   -------------  --------------
    Total expenses ..........................................            -               -               -

  Net investment income (loss) ..............................            7               6               5
                                                              -------------   -------------  --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......           27              13              18
  Net realized gain (loss) from sales of investments ........            -               -               -
                                                              -------------   -------------  --------------
    Net realized gain (loss) ................................           27              13              18
  Net unrealized gain (loss) ................................          (16)              6              18
                                                              -------------   -------------  --------------

    Net realized and unrealized  gain (loss) ................           11              19              36
                                                              -------------   -------------  --------------

    Net increase (decrease) in net assets from operations ...  $        18     $        25    $         41
                                                              =============   =============  ==============
                                                                           Fidelity VIP Growth
                                                                                        For the
                                                                 For the               Year Ended
                                                                  Period              December 31,
                                                                  Ended       -----------------------------
                                                                9/30/2000         1999            1998
                                                               (Unaudited)     (Unaudited)    (Unaudited)
                                                               -------------  --------------  -------------
INVESTMENT INCOME:
  Dividends .................................................   $         1    $          1    $         2
                                                               -------------  --------------  -------------

EXPENSES:
  Mortality and expense risk fees ...........................           395               -              -
  Administrative expense fees ...............................             -               -              -
                                                               -------------  --------------  -------------
    Total expenses ..........................................           505               -              -

  Net investment income (loss) ..............................          (504)              1              2
                                                               -------------  --------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......            73              55             47
  Net realized gain (loss) from sales of investments ........          (130)              -              -
                                                               -------------  --------------  -------------
    Net realized gain (loss) ................................           (57)             55             47
  Net unrealized gain (loss) ................................        (7,591)            129             90
                                                               -------------  --------------  -------------

    Net realized and unrealized  gain (loss) ................        (7,648)            184            137
                                                               -------------  --------------  -------------

    Net increase (decrease) in net assets from operations ...   $    (8,152)   $        185    $       139
                                                               =============  ==============  =============

The accompanying notes are an integral part of these financial statements.


                                                                          Fidelity VIP Overseas
                                                                                        For the
                                                                 For the               Year Ended
                                                                 Period               December 31,
                                                                  Ended       -----------------------------
                                                                9/30/2000         1999           1998
                                                               (Unaudited)    (Unaudited)     (Unaudited)
                                                              --------------  -------------  --------------
INVESTMENT INCOME:
  Dividends .................................................  $          6     $       5      $        5
                                                              --------------  -------------  --------------

EXPENSES:
  Mortality and expense risk fees ...........................             -              -               -
  Administrative expense fees ...............................             -              -               -
                                                              --------------  -------------  --------------
    Total expenses ..........................................             -              -               -

  Net investment income (loss) ..............................             6              5               5
                                                              --------------  -------------  --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......            37              8              16
  Net realized gain (loss) from sales of investments ........             -              -               -
                                                              --------------  -------------  --------------
    Net realized gain (loss) ................................            37              8              16
  Net unrealized gain (loss) ................................           (95)           118              13
                                                              --------------  -------------  --------------

    Net realized and unrealized  gain (loss) ................           (58)           126              29
                                                              --------------  -------------  --------------

    Net increase (decrease) in net assets from operations ...  $        (52)    $      131     $        34
                                                              ==============  =============  ==============


                                                                                                                   T. Rowe Price
                                                                          Fidelity VIP II Asset Manager             International
                                                                                            For the                     Stock
                                                                  For the                 Year Ended                   For the
                                                                  Period                 December 31,                  Period
                                                                   Ended        ------------------------------         Ended
                                                                 9/30/2000           1999             1998            9/30/2000
                                                                (Unaudited)       (Unaudited)     (Unaudited)        (Unaudited)
                                                              ----------------  ----------------  -------------   -----------------
INVESTMENT INCOME:
  Dividends .................................................  $           13    $           12    $        10     $             -
                                                              ----------------  ----------------  -------------   -----------------

EXPENSES:
  Mortality and expense risk fees ...........................               -                 -              -                 143
  Administrative expense fees ...............................               -                 -              -                  40
                                                              ----------------  ----------------  -------------   -----------------
    Total expenses ..........................................               -                 -              -                 183

  Net investment income (loss) ..............................              13                12             10                (183)
                                                              ----------------  ----------------  -------------   -----------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......              29                15             30                   -
  Net realized gain (loss) from sales of investments ........               -                 -              -                (128)
                                                              ----------------  ----------------  -------------   -----------------
    Net realized gain (loss) ................................              29                15             30                (128)
  Net unrealized gain (loss) ................................             (43)               13              7              (7,075)
                                                              ----------------  ----------------  -------------   -----------------

    Net realized and unrealized  gain (loss) ................             (14)               28             37              (7,203)
                                                              ----------------  ----------------  -------------   -----------------

    Net increase (decrease)  in net assets from operations ..  $           (1)   $           40    $        47     $        (7,386)
                                                              ================  ================  =============   =================

The accompanying notes are an integral part of these financial statements.



                                                                       DGPF International Equity
                                                                                        For the
                                                                For the                Year Ended
                                                                 Period               December 31,
                                                                 Ended        -----------------------------
                                                               9/30/2000          1999           1998
                                                              (Unaudited)     (Unaudited)     (Unaudited)
                                                              -------------   -------------  --------------
INVESTMENT INCOME:
  Dividends .................................................  $         8     $         7    $         11
                                                              -------------   -------------  --------------

EXPENSES:
  Mortality and expense risk fees ...........................            -               -               -
  Administrative expense fees ...............................            -               -               -
                                                              -------------   -------------  --------------
    Total expenses ..........................................                                            -

  Net investment income (loss) ..............................            8               7              11
                                                              -------------   -------------  --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors .......            6               -               -
  Net realized gain (loss) from sales of investments ........            -               -               -
                                                              -------------   -------------  --------------
    Net realized gain (loss) ................................            6               -               -
  Net unrealized gain (loss) ................................          (36)             42              18
                                                              -------------   -------------  --------------

    Net realized and unrealized  gain (loss) ................          (30)             42              18
                                                              -------------   -------------  --------------

    Net increase (decrease)  in net assets from operations ..  $       (22)    $        49    $         29
                                                              =============   =============  ==============

* Date of initial investment.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS


                                                                                        Core Equity
                                                                                                         For the
                                                                             For the                    Year Ended
                                                                             Period                    December 31,
                                                                              Ended          -----------------------------
                                                                            09/30/00             1999           1998
                                                                           (Unaudited)       (Unaudited)       (Unaudited)
                                                                         ----------------    -------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $           2      $           3    $         4

  Net realized gain (loss) ...........................................               55                45              4
  Net unrealized gain (loss) .........................................              (58)               78             61
                                                                         ---------------    --------------   ------------

  Net increase (decrease)  in net assets from operations .............               (1)              126             69
                                                                         ---------------    --------------   ------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................                -                 -              -
  Terminations .......................................................                -                 -              -
  Insurance and other charges ........................................                -                 -              -
  Transfers between sub-accounts (including fixed account), net ......                -                 -              -
  Other transfers from (to) the General Account ......................                -                 -              -
  Net increase (decrease) in investment by Sponsor ...................                -                 -              -
                                                                         ---------------    --------------   ------------
  Net increase (decrease) in net assets from policy transactions .....                -                 -              -
                                                                         ---------------    --------------   ------------

  Net increase (decrease) in net assets ..............................               (1)              126             69

NET ASSETS:
  Beginning of period ................................................              555               429            360
                                                                         ---------------    --------------   ------------
  End of period ......................................................    $          554     $        555    $       429
                                                                         ===============    ==============   ============



                                                                                   Select Investment Grade Income
                                                                                                     For the
                                                                            For the                 Year Ended
                                                                            Period                 December 31,
                                                                             Ended         ------------------------------
                                                                           09/30/00            1999            1998
                                                                          (Unaudited)      (Unaudited)      (Unaudited)
                                                                         --------------    -------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $         13      $        17     $         15

  Net realized gain (loss) ...........................................               -                -                -
  Net unrealized gain (loss) .........................................               3              (19)               5
                                                                         --------------    -------------   --------------

  Net increase (decrease)  in net assets from operations .............              16               (2)              20
                                                                         --------------    -------------   --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -                -                -
  Terminations .......................................................               -                -                -
  Insurance and other charges ........................................               -                -                -
  Transfers between sub-accounts (including fixed account), net ......               -                -                -
  Other transfers from (to) the General Account ......................               -                -                -
  Net increase (decrease) in investment by Sponsor ...................               -                -                -
                                                                         --------------    -------------   --------------
  Net increase (decrease) in net assets from policy transactions .....               -                -                -
                                                                         --------------    -------------   --------------

  Net increase (decrease) in net assets ..............................              16               (2)              20

NET ASSETS:
  Beginning of period ................................................             269              271              251
                                                                         --------------    -------------   --------------
  End of period ......................................................    $        285      $       269     $        271
                                                                         ==============    =============   ==============

The accompanying notes are an integral part of these financial statements.



                                                                                        Money Market
                                                                                                    For the
                                                                            For the                Year Ended
                                                                            Period                December 31,
                                                                             Ended       -------------------------------
                                                                           09/30/00          1999             1998
                                                                          (Unaudited)     (Unaudited)      (Unaudited)
                                                                         --------------  --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $       4,460    $         12     $        $ 12
  Net realized gain (loss) ...........................................                -               -                 -
  Net unrealized gain (loss) .........................................                -               -                 -
                                                                         ---------------  --------------   ---------------

  Net increase (decrease)  in net assets from operations .............            4,460              12                12
                                                                         ---------------  --------------   ---------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................          520,962               -                 -
  Terminations .......................................................                -               -                 -
  Insurance and other charges ........................................           (2,284)              -                 -
  Transfers between sub-accounts (including fixed account), net ......         (520,103)              -                 -
  Other transfers from (to) the General Account ......................           (3,024)              -                 -
  Net increase (decrease) in investment by Sponsor ...................                -               -                 -
                                                                         ---------------  --------------   ---------------
  Net increase (decrease) in net assets from policy transactions .....           (4,449)              -                 -
                                                                         ---------------  --------------   ---------------

  Net increase (decrease) in net assets ..............................               11              12                12

NET ASSETS:
  Beginning of period ................................................              254             242               230
                                                                         ---------------  --------------   ---------------
  End of period ......................................................    $         265    $        254     $       $ 242
                                                                         ===============  ==============   ===============


                                                                                                   Equity Index
                                                                                                      For the
                                                                            For the                  Year Ended
                                                                            Period                  December 31,
                                                                             Ended         -------------------------------
                                                                           09/30/00            1999             1998
                                                                          (Unaudited)      (Unaudited)       (Unaudited)
                                                                         --------------    -------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $           4      $          5      $           5
  Net realized gain (loss) ...........................................               60                 1                 12
  Net unrealized gain (loss) .........................................              (72)               97                 94
                                                                         ---------------    --------------    ---------------

  Net increase (decrease)  in net assets from operations .............               (8)              103                111
                                                                         ---------------    --------------    ---------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................                -                 -                  -
  Terminations .......................................................                -                 -                  -
  Insurance and other charges ........................................                -                 -                  -
  Transfers between sub-accounts (including fixed account), net ......                -                 -                  -
  Other transfers from (to) the General Account ......................                -                 -                  -
  Net increase (decrease) in investment by Sponsor ...................                -                 -                  -
                                                                         ---------------    --------------    ---------------
  Net increase (decrease) in net assets from policy transactions .....                -                 -                  -
                                                                         ---------------    --------------    ---------------

  Net increase (decrease) in net assets ..............................               (8)              103                111

NET ASSETS:
  Beginning of period ................................................              606               503                392
                                                                         ---------------    --------------    ---------------
  End of period ......................................................    $         598      $        606      $         503
                                                                         ===============    ==============    ===============

The accompanying notes are an integral part of these financial statements.


                                                                                              Government Bond
                                                                                                    For the
                                                                           For the                 Year Ended
                                                                            Period                December 31,
                                                                            Ended         ------------------------------
                                                                           09/30/00          1999             1998
                                                                         (Unaudited)        (Unaudited)    (Unaudited)
                                                                         -------------    --------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $        11      $        15      $          14
  Net realized gain (loss) ...........................................              -                -                  -
  Net unrealized gain (loss) .........................................              4              (14)                 4
                                                                         -------------    -------------    ---------------

  Net increase (decrease)  in net assets from operations .............             15                1                 18
                                                                         -------------    -------------    ---------------


  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................              -                -                  -
  Terminations .......................................................              -                -                  -
  Insurance and other charges ........................................              -                -                  -
  Transfers between sub-accounts (including fixed account), net ......              -                -                  -
  Other transfers from (to) the General Account ......................              -                -                  -
  Net increase (decrease) in investment by Sponsor ...................              -                -                  -
                                                                         -------------    -------------    ---------------
  Net increase (decrease) in net assets from policy transactions .....              -                -                  -
                                                                         -------------    -------------    ---------------

  Net increase (decrease) in net assets from policy transactions .....             15                1                 18

NET ASSETS:
  Beginning of period ................................................            259              258                240
                                                                         -------------    -------------    ---------------
  End of period ......................................................    $      $ 274     $       259     $          258
                                                                         =============    =============    ===============




                                                                                            Select Aggressive Growth
                                                                                                      For the
                                                                            For the                  Year Ended
                                                                            Period                  December 31,
                                                                             Ended         --------------------------------
                                                                           09/30/00            1999              1998
                                                                          (Unaudited)       (Unaudited)       (Unaudited)
                                                                         --------------    --------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $        (201)     $           -      $           -
  Net realized gain (loss) ...........................................            8,911                  -                  -
  Net unrealized gain (loss) .........................................          (20,486)               150                 37
                                                                         ---------------    ---------------    ---------------

  Net increase (decrease)  in net assets from operations .............          (11,776)               150                 37
                                                                         ---------------    ---------------    ---------------


  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................                -                  -                  -
  Terminations .......................................................                -                  -                  -
  Insurance and other charges ........................................           (1,770)                 -                  -
  Transfers between sub-accounts (including fixed account), net ......           52,010                  -                  -
  Other transfers from (to) the General Account ......................           10,340                  -                  -
  Net increase (decrease) in investment by Sponsor ...................                -                  -                  -
                                                                         ---------------    ---------------    ---------------
  Net increase (decrease) in net assets from policy transactions .....           60,580                  -                  -
                                                                         ---------------    ---------------    ---------------

  Net increase (decrease) in net assets ..............................           48,804                150                 37

NET ASSETS:
  Beginning of period ................................................              538                388                351
                                                                         ---------------    ---------------    ---------------
  End of period ......................................................    $      49,342      $         538      $         388
                                                                         ===============    ===============    ===============

The accompanying notes are an integral part of these financial statements.


                                                                                                  Select Growth
                                                                                                     For the
                                                                            For the                 Year Ended
                                                                            Period                 December 31,
                                                                             Ended        -------------------------------
                                                                           09/30/00           1999             1998
                                                                          (Unaudited)      (Unaudited)      (Unaudited)
                                                                         --------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $          -     $           -     $           -
  Net realized gain (loss) ...........................................              77                18                 4
  Net unrealized gain (loss) .........................................            (101)              137               133
                                                                         --------------   ---------------   ---------------

  Net increase (decrease)  in net assets from operations .............             (24)              155               137
                                                                         --------------   ---------------   ---------------


  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -                 -                 -
  Terminations .......................................................               -                 -                 -
  Insurance and other charges ........................................               -                 -                 -
  Transfers between sub-accounts (including fixed account), net ......               -                 -                 -
  Other transfers from (to) the General Account ......................               -                 -                 -
  Net increase (decrease) in investment by Sponsor ...................               -                 -                 -
                                                                         --------------   ---------------   ---------------
  Net increase (decrease) in net assets from policy transactions .....               -                 -                 -
                                                                         --------------   ---------------   ---------------

  Net increase (decrease) in net assets ..............................             (24)              155               137

NET ASSETS:
  Beginning of period ................................................             678               523               386
                                                                         --------------   ---------------   ---------------
  End of period ......................................................    $        654     $         678     $         523
                                                                         ===============  ===============   ===============

                                                                                            Select Growth and Income
                                                                                                      For the
                                                                           For the                  Year Ended
                                                                            Period                  December 31,
                                                                            Ended         -------------------------------
                                                                           09/30/00           1999             1998
                                                                         (Unaudited)       (Unaudited)      (Unaudited)
                                                                         -------------    --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $         3     $          5    $          5
  Net realized gain (loss) ...........................................             81                34                1
  Net unrealized gain (loss) .........................................           (101)               37               53
                                                                         -------------    --------------   --------------

  Net increase (decrease)  in net assets from operations .............            (17)               76               59
                                                                         -------------    --------------   --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................              -                 -                -
  Terminations .......................................................              -                 -                -
  Insurance and other charges ........................................              -                 -                -
  Transfers between sub-accounts (including fixed account), net ......              -                 -                -
  Other transfers from (to) the General Account ......................              -                 -                -
  Net increase (decrease) in investment by Sponsor ...................              -                 -                -
                                                                         -------------    --------------   --------------
  Net increase (decrease) in net assets from policy transactions .....              -                 -                -
                                                                         -------------    --------------   --------------

  Net increase (decrease) in net assets ..............................            (17)               76               59

NET ASSETS:
  Beginning of period ................................................            494               418              359
                                                                         -------------    --------------   --------------
  End of period ......................................................    $       477     $        494    $         418
                                                                         =============    ==============   ==============

The accompanying notes are an integral part of these financial statements.


                                                                                             Select Value Opportunity
                                                                                                       For the
                                                                            For the                  Year Ended
                                                                            Period                  December 31,
                                                                             Ended        -------------------------------
                                                                           09/30/00           1999             1998
                                                                          (Unaudited)      (Unaudited)      (Unaudited)
                                                                         --------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $         (6)    $          -     $          3
  Net realized gain (loss) ...........................................             772               21                1
  Net unrealized gain (loss) .........................................          12,366              (38)              13
                                                                         --------------   --------------   --------------

  Net increase (decrease)  in net assets from operations .............          13,132              (17)              17
                                                                         --------------   --------------   --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -                -                -
  Terminations .......................................................               -                -                -
  Insurance and other charges ........................................          (2,028)               -                -
  Transfers between sub-accounts (including fixed account), net ......          52,010                -                -
  Other transfers from (to) the General Account ......................           2,967                -                -
  Net increase (decrease) in investment by Sponsor ...................               -                -                -
                                                                         --------------   --------------   --------------
  Net increase (decrease) in net assets from policy transactions .....          52,949                -                -
                                                                         --------------   --------------   --------------

  Net increase (decrease) in net assets ..............................          66,081              (17)              17

NET ASSETS:
  Beginning of period ................................................             355              372              355
                                                                         --------------   --------------   --------------
  End of period ......................................................    $     66,436     $        355     $        372
                                                                         ==============   ==============   ==============

                                                                                           Select International Equity
                                                                                                     For the
                                                                            For the                Year Ended
                                                                            Period                December 31,
                                                                             Ended        ------------------------------
                                                                           09/30/00           1999            1998
                                                                          (Unaudited)     (Unaudited)      (Unaudited)
                                                                         --------------   -------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $          2     $         -     $          4
  Net realized gain (loss) ...........................................              14               -                -
  Net unrealized gain (loss) .........................................             (52)            107               43
                                                                         --------------   -------------   --------------

  Net increase (decrease)  in net assets from operations .............             (36)            107               47
                                                                         --------------   -------------   --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -               -                -
  Terminations .......................................................               -               -                -
  Insurance and other charges ........................................               -               -                -
  Transfers between sub-accounts (including fixed account), net ......               -               -                -
  Other transfers from (to) the General Account ......................               -               -                -
  Net increase (decrease) in investment by Sponsor ...................               -               -                -
                                                                         --------------   -------------   --------------
  Net increase (decrease) in net assets from policy transactions .....               -               -                -
                                                                         --------------   -------------   --------------

  Net increase (decrease) in net assets ..............................             (36)            107               47

NET ASSETS:
  Beginning of period ................................................             443             336              289
                                                                         --------------   -------------   --------------
  End of period ......................................................    $        407     $       443     $        336
                                                                         ==============   =============   ==============

The accompanying notes are an integral part of these financial statements.

                                                                                             Select Capital Appreciation
                                                                                                      For the
                                                                             For the                 Year Ended
                                                                             Period                 December 31,
                                                                              Ended         ------------------------------
                                                                            09/30/00            1999             1998
                                                                           (Unaudited)      (Unaudited)      (Unaudited)
                                                                          --------------    -------------    -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................     $        (524)     $         -      $          -
  Net realized gain (loss) ...........................................             4,383                1                60
  Net unrealized gain (loss) .........................................               787               99               (12)
                                                                          ---------------    -------------    --------------

  Net increase (decrease)  in net assets from operations .............             4,646              100                48
                                                                          ---------------    -------------    --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................                 -                -                 -
  Terminations .......................................................                 -                -                 -
  Insurance and other charges ........................................            (4,763)               -                 -
  Transfers between sub-accounts (including fixed account), net ......           130,025                -                 -
  Other transfers from (to) the General Account ......................            14,054                -                 -
  Net increase (decrease) in investment by Sponsor ...................              (539)               -                 -
                                                                          ---------------    -------------    --------------
  Net increase (decrease) in net assets from policy transactions .....           138,777                -                 -
                                                                          ---------------    -------------    --------------

  Net increase (decrease) in net assets ..............................           143,423              100                48

NET ASSETS:
  Beginning of period ................................................               494              394               346
                                                                          ---------------    -------------    --------------
  End of period ......................................................     $   $ 143,917      $       494      $      $ 394
                                                                          ===============    =============    ==============



                                                                            Select            Select
                                                                            Emerging         Strategic
                                                                           Markets(a)        Growth(a)
                                                                            For the          For the
                                                                            Period            Period
                                                                             Ended            Ended
                                                                           09/30/00          09/30/00
                                                                          (Unaudited)      (Unaudited)
                                                                         --------------    -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $       (116)     $      (183)
  Net realized gain (loss) ...........................................            (266)             388
  Net unrealized gain (loss) .........................................         (14,627)           1,821
                                                                         --------------    -------------

  Net increase (decrease)  in net assets from operations .............         (15,008)           2,026
                                                                         --------------    -------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -                -
  Terminations .......................................................               -                -
  Insurance and other charges ........................................          (1,500)          (1,697)
  Transfers between sub-accounts (including fixed account), net ......          52,010           52,010
  Other transfers from (to) the General Account ......................              11                3
  Net increase (decrease) in investment by Sponsor ...................               -                -
                                                                         --------------    -------------
  Net increase (decrease) in net assets from policy transactions .....          50,521           50,316
                                                                         --------------    -------------

  Net increase (decrease) in net assets ..............................          35,513           52,342

NET ASSETS:
  Beginning of period ................................................               -                -
                                                                         --------------    -------------
  End of period ......................................................    $     35,513      $    52,342
                                                                         ==============    =============

The accompanying notes are an integral part of these financial statements.



                                                                                           Fidelity VIP High Income
                                                                                                   For the
                                                                            For the               Year Ended
                                                                            Period               December 31,
                                                                             Ended       ------------------------------
                                                                           09/30/00          1999            1998
                                                                          (Unaudited)     (Unaudited)     (Unaudited)
                                                                         --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $         21    $         26    $         21
  Net realized gain (loss) ...........................................               -               1              13
  Net unrealized gain (loss) .........................................             (50)             (4)            (47)
                                                                         --------------  --------------  --------------

  Net increase (decrease)  in net assets from operations .............             (29)             23             (13)
                                                                         --------------  --------------  --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -               -               -
  Terminations .......................................................               -               -               -
  Insurance and other charges ........................................               -               -               -
  Transfers between sub-accounts (including fixed account), net ......               -               -               -
  Other transfers from (to) the General Account ......................               -               -               -
  Net increase (decrease) in investment by Sponsor ...................               -               -               -
                                                                         --------------  --------------  --------------
  Net increase (decrease) in net assets from policy transactions .....               -               -               -
                                                                         --------------  --------------  --------------

  Net increase (decrease) in net assets ..............................             (29)             23             (13)

NET ASSETS:
  Beginning of period ................................................             307             284             297
                                                                         --------------  --------------  --------------
  End of period ......................................................    $        278    $        307    $        284
                                                                         ==============  ==============  ==============

                                                                                            Fidelity VIP Equity-Income
                                                                                                     For the
                                                                            For the                Year Ended
                                                                            Period                December 31,
                                                                             Ended        ------------------------------
                                                                           09/30/00           1999             1998
                                                                          (Unaudited)      (Unaudited)     (Unaudited)
                                                                         --------------   --------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $          7     $          6     $         5
  Net realized gain (loss) ...........................................              27               13              18
  Net unrealized gain (loss) .........................................             (16)               6              18
                                                                         --------------   --------------   -------------

  Net increase (decrease)  in net assets from operations .............              18               25              41
                                                                         --------------   --------------   -------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -                -               -
  Terminations .......................................................               -                -               -
  Insurance and other charges ........................................               -                -               -
  Transfers between sub-accounts (including fixed account), net ......               -                -               -
  Other transfers from (to) the General Account ......................               -                -               -
  Net increase (decrease) in investment by Sponsor ...................               -                -               -
                                                                         --------------   --------------   -------------
  Net increase (decrease) in net assets from policy transactions .....               -                -               -
                                                                         --------------   --------------   -------------

  Net increase (decrease) in net assets ..............................              18               25              41

NET ASSETS:
  Beginning of period ................................................             418              393             352
                                                                         --------------   --------------   -------------
  End of period ......................................................    $        436     $        418     $       393
                                                                         ==============   ==============   =============

The accompanying notes are an integral part of these financial statements.


                                                                                               Fidelity VIP Growth
                                                                                                     For the
                                                                            For the                Year Ended
                                                                            Period                December 31,
                                                                             Ended       --------------------------------
                                                                           09/30/00           1999             1998
                                                                          (Unaudited)     (Unaudited)       (Unaudited)
                                                                         --------------  ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $       (504)   $            1     $           2
  Net realized gain (loss) ...........................................             (57)               55                47
  Net unrealized gain (loss) .........................................          (7,591)              129                90
                                                                         --------------  ----------------   ---------------

  Net increase (decrease)  in net assets from operations .............          (8,152)              185               139
                                                                         --------------  ----------------   ---------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................               -                 -                 -
  Terminations .......................................................               -                 -                 -
  Insurance and other charges ........................................          (4,554)                -                 -
  Transfers between sub-accounts (including fixed account), net ......         130,026                 -                 -
  Other transfers from (to) the General Account ......................          10,625                 -                 -
  Net increase (decrease) in investment by Sponsor ...................            (715)                -                 -
                                                                         --------------  ----------------   ---------------
  Net increase (decrease) in net assets from policy transactions .....         135,382                 -                 -
                                                                         --------------  ----------------   ---------------

  Net increase (decrease) in net assets ..............................         127,230               185               139

NET ASSETS:
  Beginning of period ................................................             677               492               353
                                                                         --------------  ----------------   ---------------
  End of period ......................................................    $    127,907    $          677     $         492
                                                                         ==============  ================   ===============




                                                                                           Fidelity VIP Overseas
                                                                                                 For the
                                                                           For the              Year Ended
                                                                            Period             December 31,
                                                                            Ended      ------------------------------
                                                                           09/30/00        1999            1998
                                                                         (Unaudited)   (Unaudited)      (Unaudited)
                                                                         ------------- -------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $         6   $          5     $          5
  Net realized gain (loss) ...........................................             37              8               16
  Net unrealized gain (loss) .........................................            (95)           118               13
                                                                         ------------- --------------   --------------

  Net increase (decrease)  in net assets from operations .............            (52)           131               34

                                                                         ------------- --------------   --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................              -              -                -
  Terminations .......................................................              -              -                -
  Insurance and other charges ........................................              -              -                -
  Transfers between sub-accounts (including fixed account), net ......              -              -                -
  Other transfers from (to) the General Account ......................              -              -                -
  Net increase (decrease) in investment by Sponsor ...................              -              -                -
                                                                         ------------- --------------   --------------
  Net increase (decrease) in net assets from policy transactions .....              -              -                -
                                                                         ------------- --------------   --------------

  Net increase (decrease) in net assets ..............................            (52)           131               34

NET ASSETS:
  Beginning of period ................................................            437            306              272
                                                                         ------------- --------------   --------------
  End of period ......................................................    $       385   $        437     $        306
                                                                         ============= ==============   ==============

The accompanying notes are an integral part of these financial statements.



                                                                                        Fidelity VIP II Asset Manager
                                                                           For the                For the
                                                                            Period               Year Ended
                                                                            Ended               December 31,
                                                                                       -------------------------------
                                                                           09/30/00        1999             1998
                                                                         (Unaudited)    (Unaudited)      (Unaudited)
                                                                         -----------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................    $     13      $         12     $         10
  Net realized gain (loss) ...........................................          29                15               30
  Net unrealized gain (loss) .........................................         (43)               13                7
                                                                         ----------    --------------   --------------

  Net increase (decrease)  in net assets from operations .............          (1)               40               47

                                                                         ----------    --------------   --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................           -                 -                -
  Terminations .......................................................           -                 -                -
  Insurance and other charges ........................................           -                 -                -
  Transfers between sub-accounts (including fixed account), net ......           -                 -                -
  Other transfers from (to) the General Account ......................           -                 -                -
  Net increase (decrease) in investment by Sponsor ...................           -                 -                -
                                                                         ----------    --------------   --------------
  Net increase (decrease) in net assets from policy transactions .....           -                 -                -
                                                                         ----------    --------------   --------------

  Net increase (decrease) in net assets ..............................          (1)               40               47

NET ASSETS:
  Beginning of period ................................................         398               358              311
                                                                         ----------    --------------   --------------
  End of period ......................................................    $    397      $        398     $        358
                                                                         ==========    ==============   ==============


                                                                          T. Rowe Price
                                                                          International            DGPF International Equity
                                                                             Stock                                 For the
                                                                             For the         For the             Year Ended
                                                                             Period          Period             December 31,
                                                                              Ended           Ended     ----------------------------
                                                                            09/30/00        09/30/00         1999            1998
                                                                           (Unaudited)     (Unaudited)   (Unaudited)     (Unaudited)
                                                                         ----------------  -----------  ---------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .......................................     $     (183)  $         8   $          7    $         11
  Net realized gain (loss) ...........................................           (128)            6              -               -
  Net unrealized gain (loss) .........................................         (7,075)          (36)            42              18
                                                                          ------------  ------------ --------------  --------------

  Net increase (decrease)  in net assets from operations .............         (7,386)          (22)            49              29
                                                                          ------------  ------------ --------------  --------------

  FROM POLICY TRANSACTIONS:
  Net premiums .......................................................              -             -              -               -
  Terminations .......................................................              -             -              -               -
  Insurance and other charges ........................................         (1,620)            -              -               -
  Transfers between sub-accounts (including fixed account), net ......         52,011             -              -               -
  Other transfers from (to) the General Account ......................              9             -              -               -
  Net increase (decrease) in investment by Sponsor ...................              -             -              -               -
                                                                          ------------  ------------ --------------  --------------
  Net increase (decrease) in net assets from policy transactions .....         50,400             -              -               -
                                                                          ------------  ------------ --------------  --------------

  Net increase (decrease) in net assets ..............................         43,014           (22)            49              29

NET ASSETS:
  Beginning of period ................................................              -           356            307             278
                                                                          ------------  ------------ --------------  --------------
  End of period ......................................................     $    43,014   $      334   $        356    $        307
                                                                          ============  ============ ==============  ==============



* Date of initial investment.



The accompanying notes are an integral part of these financial statements.

                                GROUP VEL ACCOUNT

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION

      The Group VEL Account (Group VEL) is a separate investment account of First Allmerica Financial Life Insurance Company (the Company), established on November 13, 1996 (initial investment by the Company occurred on May 1, 1995), for the purpose of separating from the general assets of the Company those assets used to fund the variable portion of certain flexible premium variable life insurance policies issued by the Company. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Group VEL are clearly identified and distinguished from the other assets and liabilities of the Company. Group VEL cannot be charged with liabilities arising out of any other business of the Company.

      Group VEL is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Group VEL currently offers fifty-five Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS), an indirect wholly-owned subsidiary of the Company; or of the Variable Insurance Products Fund (Fidelity VIP) or the Variable Insurance Products Fund II (Fidelity VIP
II), all of which are managed by Fidelity Management & Research Company (FMR); or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by Rowe Price-Fleming International, Inc.; and of The Delaware Group Premium Fund
(DGPF) managed by Delaware Management Company or Delaware International Advisers Ltd.; or of the The Universal Institutional Funds, Inc. (UIF) managed by Morgan Stanley; or of the Goldman Sachs Variable Insurance Trust (Goldman) managed by Goldman Sachs Asset Management; or of Warburg Pincus Trust (Warburg) managed by Credit Suisse Asset Management, LLC; or of Deutsche Asset Management VIT Funds (Deutsche) managed by Bankers Trust Company; or of PIMCO Variable
Insurance Trust (PIMCO) managed by Pacific Investment Management Co.; or of J.P. Morgan Series Trust II (J.P. Morgan) managed by J.P. Morgan Investment Management Inc.; or of AIM Variable Insurance Funds (AVIF) managed by A I M Advisors, Inc.; or of The Alger American Fund (Alger) managed by Fred Alger Management, Inc.; or of Alliance Variable Products Series Fund (Alliance), managed by Alliance Capital Managment, L.P.; or of Franklin Templeton Variable Insurance Products Trust (FT VIP) managed by Templeton Investment Counsel, Inc. The Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price, DGPF, UIF, Goldman, Warburg, Deutsche, PIMCO, J. P. Morgan, AVIF, Alger, Alliance, and FT VIP (the Funds) are open-end, management investment companies registered under the 1940 Act.

        Effective May 1, 2000, AIT Investment Grade Income Fund was renamed Select Investment Grade Income Fund, AIT Growth Fund was renamed Core Equity Fund, DelCap was renamed Growth Opportunities, Aggressive Growth was renamed Select Growth, Delchester was renamed High Yield, and Delaware Balanced was renamed Balanced.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS - Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

      FEDERAL INCOME TAXES - The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return. The Company anticipates no tax liability resulting from the operations of Group VEL. Therefore, no provision for income taxes has been charged against Group VEL.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company (the "Company") at
December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 1, 2000

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1999      1998      1997
 -------------                                      ----      ----      ----
 REVENUES
     Premiums...................................  $  954.5  $1,969.5  $1,980.4
     Universal life and investment product
       policy fees..............................     359.3     296.6     237.3
     Net investment income......................     503.1     593.9     619.5
     Net realized investment gains..............     100.3      60.9      76.3
     Other income...............................     107.3     100.0      81.5
                                                  --------  --------  --------
         Total revenues.........................   2,024.5   3,020.9   2,995.0
                                                  --------  --------  --------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................   1,056.3   1,803.0   1,763.9
     Policy acquisition expenses................     240.9     449.6     421.8
     Sales practice litigation..................     --         31.0     --
     Loss from cession of disability income
       business.................................     --        --         53.9
     Restructuring costs........................     --          9.0     --
     Other operating expenses...................     346.3     419.7     404.0
                                                  --------  --------  --------
         Total benefits, losses and expenses....   1,643.5   2,712.3   2,643.6
                                                  --------  --------  --------
 Income from continuing operations before
  federal income taxes..........................     381.0     308.6     351.4
                                                  --------  --------  --------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      88.7      74.6      74.4
     Deferred...................................       4.3     (15.4)     14.2
                                                  --------  --------  --------
         Total federal income tax expense.......      93.0      59.2      88.6
                                                  --------  --------  --------
 Income from continuing operations before
  minority interest.............................     288.0     249.4     262.8
     Minority interest..........................     (39.9)    (55.0)    (79.4)
                                                  --------  --------  --------
 Income from continuing operations..............     248.1     194.4     183.4
 (Loss) income from operations of discontinued
  business (less applicable income taxes
  (benefit) of $(10.1), $(7.0) and $8.9 for the
  years ended December 31, 1999, 1998 and 1997,
  respectively)                                      (17.2)    (13.5)     16.6

 Loss on disposal of group life and health
  business, including provision of $72.2 for
  operating losses during phase-out period for
  the year ended December 31, 1999 (less
  applicable income tax benefit of $16.4)            (30.5)    --        --
                                                  --------  --------  --------
 Net income.....................................  $  200.4  $  180.9  $  200.0
                                                  ========  ========  ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS, EXCEPT PER SHARE DATA)                        1999       1998
 ------------------------------------                      ---------  ---------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $3,721.6 and $7,520.8)............................  $ 3,660.7  $ 7,683.9
     Equity securities at fair value (cost of $27.9 and
       $253.1)...........................................       51.4      397.1
     Mortgage loans......................................      521.2      562.3
     Policy loans........................................      170.5      154.3
     Real estate and other long-term investments.........      177.0      163.1
                                                           ---------  ---------
         Total investments...............................    4,580.8    8,960.7
                                                           ---------  ---------
   Cash and cash equivalents.............................      279.3      504.0
   Accrued investment income.............................       73.3      141.0
   Deferred policy acquisition costs.....................    1,219.5    1,161.2
   Reinsurance receivable on unpaid losses, benefits and
     unearned premiums...................................      480.3    1,136.4
   Deferred federal income taxes.........................       18.1       19.4
   Premiums, accounts and notes receivable...............       81.0      510.5
   Other assets..........................................      199.6      530.6
   Closed Block assets...................................      772.3      803.1
   Separate account assets...............................   17,629.6   13,697.7
                                                           ---------  ---------
         Total assets....................................  $25,333.8  $27,464.6
                                                           =========  =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,825.0  $ 2,802.2
     Outstanding claims, losses and loss adjustment
       expenses..........................................      218.8    2,815.9
     Unearned premiums...................................        6.6      843.2
     Contractholder deposit funds and other policy
       liabilities.......................................    2,025.5    2,637.0
                                                           ---------  ---------
         Total policy liabilities and accruals...........    5,075.9    9,098.3
                                                           ---------  ---------
   Expenses and taxes payable............................      512.0      681.9
   Reinsurance premiums payable..........................       17.9       50.2
   Trust instruments supported by funding obligations....       50.6     --
   Short-term debt.......................................     --          221.3
   Closed Block liabilities..............................      842.1      872.0
   Separate account liabilities..........................   17,628.9   13,691.5
                                                           ---------  ---------
         Total liabilities...............................   24,127.4   24,615.2
                                                           ---------  ---------
   Minority interest.....................................     --          532.9
   Commitments and contingencies (Notes 16 and 21)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares
     authorized, 500,001 shares issued and outstanding...        5.0        5.0
   Additional paid-in capital............................      569.0      444.0
   Accumulated other comprehensive (loss) income.........      (14.9)     169.2
   Retained earnings.....................................      647.3    1,698.3
                                                           ---------  ---------
         Total shareholder's equity......................    1,206.4    2,316.5
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $25,333.8  $27,464.6
                                                           =========  =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1999      1998      1997
 -------------                                    --------  --------  --------
 COMMON STOCK...................................  $    5.0  $    5.0  $    5.0
                                                  --------  --------  --------
 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     444.0     453.7     392.4
     Capital contribution from parent...........     125.0     --         61.3
     Loss on change of interest-Allmerica P&C...     --         (9.7)    --
                                                  --------  --------  --------
     Balance at end of period...................     569.0     444.0     453.7
                                                  --------  --------  --------

 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
     Net unrealized (depreciation) appreciation
       on investments:
     Balance at beginning of period.............     169.2     209.3     131.4
     (Depreciation) appreciation during the
       period:
       Net (depreciation) appreciation on
         available-for-sale securities..........    (298.2)    (82.4)    170.9
       Benefit (provision) for deferred federal
         income taxes...........................     105.0      28.9     (59.8)
       Minority interest........................      31.8      13.4     (33.2)
                                                  --------  --------  --------
     Distribution of subsidiaries (Note 3)......     (22.7)    --        --
                                                  --------  --------  --------
                                                    (184.1)    (40.1)     77.9
                                                  --------  --------  --------
     Balance at end of period...................     (14.9)    169.2     209.3
                                                  --------  --------  --------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,698.3   1,567.4   1,367.4
     Net income.................................     200.4     180.9     200.0
     Dividend to shareholder....................     --        (50.0)    --
     Distribution of subsidiaries (Note 3)......  (1,251.4)    --        --
                                                  --------  --------  --------
     Balance at end of period...................     647.3   1,698.3   1,567.4
                                                  --------  --------  --------
         Total shareholder's equity.............  $1,206.4  $2,316.5  $2,235.4
                                                  ========  ========  ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999     1998     1997
 -------------                                 -------  -------  ------
 Net income..................................  $ 200.4  $ 180.9  $200.0
 Other comprehensive (loss) income:
     Net (depreciation) appreciation on
       available-for-sale securities.........   (298.2)   (82.4)  170.9
     Benefit (provision) for deferred federal
       income taxes..........................    105.0     28.9   (59.8)
     Minority interest.......................     31.8     13.4   (33.2)
     Distribution of subsidiaries (Note 3)...    (22.7)   --       --
                                               -------  -------  ------
         Other comprehensive (loss) income...   (184.1)   (40.1)   77.9
                                               -------  -------  ------
 Comprehensive (loss) income.................  $ (16.3) $ 140.8  $277.9
                                               =======  =======  ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1999       1998       1997
 -------------                                 ---------  ---------  ---------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   200.4  $   180.9  $   200.0
     Adjustments to reconcile net income to
       net cash provided by operating
       activities:
         Minority interest...................       39.9       55.0       79.4
         Net realized gains..................     (100.9)     (62.7)     (77.8)
         Net amortization and depreciation...       31.5       20.7       31.6
         Deferred federal income taxes.......       20.7      (15.4)      14.2
         Sales practice litigation expense...     --           31.0     --
         Loss from exiting reinsurance
           pools.............................     --           25.3     --
         Payment related to exiting
           reinsurance pools.................     --          (30.3)    --
         Loss from cession of disability
           income business...................     --         --           53.9
         Payment related to cession of
           disability income business........     --         --         (207.0)
         Loss from disposal of group life and
           health business...................       30.5     --         --
         Change in deferred acquisition
           costs.............................     (181.6)    (185.8)    (189.7)
         Change in premiums and notes
           receivable, net of reinsurance
           payable...........................      (41.8)      56.7      (15.1)
         Change in accrued investment
           income............................        8.3        0.8        7.1
         Change in policy liabilities and
           accruals, net.....................      (15.6)     168.1     (134.9)
         Change in reinsurance receivable....      (46.3)    (115.4)      27.2
         Change in expenses and taxes
           payable...........................       79.4       (3.3)      49.4
         Separate account activity, net......        5.5      (48.5)    --
         Other, net..........................       18.5      (63.8)      20.4
                                               ---------  ---------  ---------
             Net cash provided by (used in)
               operating activities..........       48.5       13.3     (141.3)
                                               ---------  ---------  ---------
 CASH FLOWS FROM INVESTING ACTIVITIES
         Proceeds from disposals and
           maturities of available-for-sale
           fixed maturities..................    2,801.0    1,715.2    2,892.9
         Proceeds from disposals of equity
           securities........................      422.9      285.3      162.7
         Proceeds from disposals of other
           investments.......................       30.3      120.8      116.3
         Proceeds from mortgages matured or
           collected.........................      131.2      171.2      204.7
         Purchase of available-for-sale fixed
           maturities........................   (2,227.3)  (2,374.5)  (2,596.0)
         Purchase of equity securities.......      (78.9)    (119.9)     (67.0)
         Purchase of other investments.......     (140.6)    (274.4)    (175.0)
         Capital expenditures................      (29.2)     (22.3)     (15.3)
         Purchase of minority interest in
           Citizens Corporation..............     --         (195.9)    --
         Distribution of subsidiaries........     (202.2)    --         --
         Other investing activities, net.....     --           26.7        1.3
                                               ---------  ---------  ---------
             Net cash provided by (used in)
               investing activities..........      707.2     (667.8)     524.6
                                               ---------  ---------  ---------

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

 CASH FLOWS FROM FINANCING ACTIVITIES
         Deposits and interest credited to
           contractholder deposit funds......    1,514.6    1,419.2      457.6
         Withdrawals from contractholder
           deposit funds.....................   (2,037.5)    (625.0)    (647.1)
         Change in trust agreements supported
           by funding agreements.............       50.6     --         --
         Change in short-term debt...........     (180.9)     188.3       (5.4)
         Change in long-term debt............     --           (2.6)      (0.1)
         Dividend paid to shareholder........     --          (50.0)      (9.4)
         Contribution from parent............       36.0     --            0.1
         Subsidiary treasury stock purchased,
           at cost...........................     (350.0)      (1.0)    (140.0)
                                               ---------  ---------  ---------
             Net cash (used in) provided by
               financing activities..........     (967.2)     928.9     (344.3)
                                               ---------  ---------  ---------
 Net change in cash and cash equivalents.....     (211.5)     274.4       39.0
 Net change in cash held in the Closed
  Block......................................      (13.2)      15.7       (1.0)
 Cash and cash equivalents, beginning of
  period.....................................      504.0      213.9      175.9
                                               ---------  ---------  ---------
 Cash and cash equivalents, end of period....  $   279.3  $   504.0  $   213.9
                                               =========  =========  =========
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $     3.1  $     7.3  $     3.6
     Income taxes paid.......................  $    24.0  $   135.3  $    66.3

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

Prior to July 1, 1999, the consolidated financial statements of FAFLIC included the accounts of its wholly-owned life insurance subsidiary Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its non-insurance subsidiaries (principally brokerage and investment advisory services), Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C") (an 85.0%-owned non-insurance holding company), and various other non-insurance subsidiaries.

Effective July 1, 1999, AFC made certain changes to its corporate structure (Note 3). These changes included the transfer of the Company's ownership of Allmerica P&C and its subsidiaries, as well as several other non-insurance subsidiaries from the Company to AFC. In exchange, AFC contributed capital to the Company and agreed to maintain the Company's statutory surplus at specified levels during the following 6 years. Comparability between current and prior period financial statements and footnotes has been significantly impacted by the Company's divestiture of these subsidiaries during 1999, as disclosed in Note 3.

The Closed Block (Note 1B) assets and liabilities at December 31, 1999 and 1998 are presented in the consolidated balance sheets as single line items. The contribution from the Closed Block is included in the consolidated statements of income in other income. Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements at December 31, 1999, 1998 and 1997, and the years then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

On or about December 3, 1998, the Company acquired all of the outstanding common stock of Citizens Corporation (formerly an 82.5% owned non-insurance subsidiary of The Hanover Insurance Company ("Hanover"), a wholly-owned subsidiary of Allmerica P&C) that it did not already own in exchange for cash of $195.9 million (Note 4). The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

Prior to the July 1, 1999 changes in AFC's corporate structure, minority interest relates to the Company's investment in Allmerica P&C and its only significant subsidiary, Hanover. Hanover's wholly-owned subsidiary is Citizens Corporation, the holding company for Citizens. Minority interest also includes an amount related to the minority interest in Citizens Corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

The Company established and began operating a closed block ("the Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force as of FAFLIC's demutualization on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts. Unless the Commonwealth of Massachusetts Insurance Commissioner ("the Insurance Commissioner") consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales payable in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets as measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at the inception of the Closed Block, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined at inception.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted a plan to dispose of all real estate assets. As of December 31, 1999, there were 2 properties remaining in the Company's real estate portfolio, both of which are being actively marketed. These assets are carried at the estimated fair value less costs of disposal. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other than temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, swap contracts and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Derivative financial instruments are accounted for under three different methods: fair value accounting, deferral accounting and accrual accounting. Interest rate swap contracts used to hedge interest rate risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge the foreign currency exchange risk associated with investment securities are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge foreign currency exchange risk associated with funding agreements are accounted for using the fair value method, with changes in fair value reported in other operating income consistent with the underlying hedged trust obligation liability. Futures contracts used to hedge interest rate risk are accounted for using the deferral method, with gains and losses deferred in unrealized gains and losses in equity and recognized in earnings in conjunction with the earnings recognition of the underlying hedged item. Default swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value, if any, reported in realized investment gains and losses in earnings. Premium paid to the Company on default swap contracts is reported in net investment income in earnings. Other swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value reported in realized investment gains and

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

losses in earnings. Any ineffective swaps or futures hedges are recognized currently in realized investment gains and losses in earnings.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product and property and casualty line of business are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6.0% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for benefit claims in excess of a guaranteed minimum fund value.

Liabilities for outstanding claims, losses and loss adjustment expenses ("LAE") are estimates of payments to be made on property and casualty and health insurance for reported losses and LAE and estimates of losses and LAE incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts ("GICs"), deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims in excess of a guaranteed minimum fund value, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

K.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries (including certain non-insurance operations) file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income. Prior to the merger on July 16, 1997, Allmerica P&C and its subsidiaries filed a separate United States federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"). These differences result primarily from loss and LAE reserves, policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

L.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of the adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter of 1998, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $12.4 million through December 31, 1998. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect on the results of operations or financial position of the Company.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 131 for the first quarter of 1998, which resulted in certain segment re-definitions, which have no impact on the consolidation results of operations (See Note 15).

In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement
No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

M.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation, resulting primarily from the reporting of Discontinued Operations as disclosed in Note 2.

2.  DISCONTINUED OPERATIONS

During the second quarter of 1999, the Company approved a plan to exit its group life and health insurance business, consisting of its Employee Benefit Services ("EBS") business, its Affinity Group Underwriters ("AGU") business and its accident and health assumed reinsurance pool business ("reinsurance pool business"). During the third quarter of 1998, the Company ceased writing new premium in the reinsurance pool business, subject to certain contractual obligations. Prior to 1999, these businesses comprised substantially all of the former Corporate Risk Management Services segment. Accordingly, the operating results of the discontinued segment, including its reinsurance pool business, have been reported in the Consolidated Statements of Income as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion No. 30"). In the third quarter of 1999, the operating results from the discontinued segment were adjusted to reflect the recording of additional reserves related to accident claims from prior years. On October 6, 1999, the Company entered into an agreement with Great-West Life and Annuity Insurance Company of Denver, which provides for the sale of the Company's EBS business effective March 1, 2000. The Company has

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

recorded a $30.5 million loss, net of taxes, on the disposal of its group life and health business. Subsequent to the June 30, 1999 measurement date, operations from the discontinued business generated losses of approximately $8.7 million, net of taxes.

As permitted by APB Opinion No. 30, the Consolidated Balance Sheets have not been segregated between continuing and discontinued operations. At December 31, 1999, the discontinued segment had assets of approximately $531.1 million consisting primarily of invested assets, premiums and fees receivable, and reinsurance recoverables, and liabilities of approximately $482.5 million consisting primarily of policy liabilities. Revenues for the discontinued operations were $361.1 million, $398.5 million, and $389.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

3.  REORGANIZATION OF AFC CORPORATE STRUCTURE

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes included transfer of the Company's ownership of Allmerica P&C and all of its subsidiaries, as well as certain other non-insurance subsidiaries, from FAFLIC to AFC, referred to as the "distribution of subsidiaries". The Company retained its ownership of its primary insurance subsidiary, AFLIAC and certain broker dealer and investment management and advisory subsidiaries. AFC contributed capital to FAFLIC in the amount of $125.0 million, consisting of cash and securities of $36.0 million and $89.0 million, respectively, and agreed to maintain the Company's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 requires the prior approval of the Commonwealth of Massachusetts Insurance Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

The equity of the subsidiaries transferred from FAFLIC on July 1, 1999 was $1,274.1 million. As of June 30, 1999, the transferred subsidiaries had total assets of $5,334.1 million, including cash and cash equivalents of $202.2 million, and total revenue of $1,196.5 million.

The Company's consolidated results of operations in 1999 include $107.2 million of net income associated with these subsidiaries through June 30, 1999. The unaudited pro forma information below presents consolidated results of operations as if the reorganization had occurred at the beginning of 1998.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the Company had the transfer occurred at the beginning of 1998, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Revenue.....................................................  $828.0  $750.2
                                                              ======  ======
Net realized capital (losses) gains included in revenue.....   (11.8)   19.6
                                                              ======  ======
Income from continuing operations before taxes..............   192.1   141.2
Income taxes................................................    51.2    41.2
                                                              ------  ------
Net income from continuing operations.......................  $140.9   100.0
(Loss) from operations of discontinued business (less
 applicable income taxes (benefit) of $(10.4), $(7.0) and
 $8.9 for the years ended December 31, 1999, 1998 and 1997,
 respectively...............................................   (17.2)  (13.5)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
(Loss) on disposal of group life and health business,
 including provision of $72.2 for operating losses during
 phase-out period for the tear ended December 31, 1999 (less
 applicable income tax benefit of $16.4)....................   (30.5)   --
                                                              ------  ------
Net income..................................................  $ 93.2  $ 86.5
                                                              ======  ======

4.  ACQUISITION OF MINORITY INTEREST OF CITIZENS CORPORATION

On December 3, 1998 Citizens Acquisition Corporation, a wholly-owned subsidiary of the Allmerica P&C, completed a cash tender offer to acquire the outstanding shares of Citizens Corporation common stock that AFC or its subsidiaries did not already own at a price of $33.25 per share. Approximately 99.8% of publicly held shares of Citizens Corporation common stock were tendered. On December 14, 1998, the Company completed a short-form merger, acquiring all shares of common stock of Citizens Corporation not purchased in its tender offer, through the merger of its wholly-owned subsidiary, Citizens Acquisition Corporation with Citizens Corporation at a price of $33.25 per share. Total consideration for the transactions amounted to $195.9 million. The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

The Company's consolidated results of operations include minority interest in Citizens Corporation prior to December 3, 1998. The unaudited pro forma information below presents consolidated results of operation as if the acquisition had occurred at the beginning of 1997.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the acquisition occurred at the beginning of 1997, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998      1997
-------------                                                 --------  --------
Revenue.....................................................  $3,006.6  $2,977.1
                                                              ========  ========
Net realized capital gains included in revenue..............  $   58.1  $   71.6
                                                              ========  ========
Income before taxes and minority interest...................     293.4     332.5
Income taxes................................................     (54.2)    (82.4)
Minority Interest:
  Equity in earnings........................................     (42.6)    (64.1)
                                                              --------  --------
Net income..................................................  $  196.6  $  186.0
                                                              ========  ========

5.  OTHER SIGNIFICANT TRANSACTIONS

Effective January 1, 1999, Allmerica P&C entered into a whole account aggregate excess of loss reinsurance agreement with a highly rated reinsurer. The reinsurance agreement provides accident year coverage for the three years 1999 to 2001 for the Company's property and casualty business, and is subject to cancellation or commutation annually at the Company's option. The program covers losses and allocated loss adjustment

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

expenses, including those incurred but not yet reported, in excess of a specified whole account loss and allocated LAE ratio. The annual and aggregate coverage limits for losses and allocated LAE are $150.0 million and $300.0 million, respectively. The effect of this agreement on results of operations in each reporting period is based on losses and allocated LAE ceded, reduced by a sliding scale premium of 50.0-67.0% depending on the size of the loss, and increased by a ceding commission of 20.0% of ceded premium. In addition, net investment income is reduced for amounts credited to the reinsurer. Prior to the AFC corporate reorganization, the Company recognized a net benefit of $16.9 million as a result of this agreement, based on year-to-date and annual estimates of losses and allocated loss adjustment expenses for accident year 1999.

On October 29, 1998, the Company announced that it had adopted a formal restructuring plan for its Risk Management business. As part of this initiative, the segment consolidated its property and casualty field support activities from fourteen regional branches into three hub locations. As a result of the Company's restructuring initiative, it recognized a pretax loss of $9.0 million, in the fourth quarter of 1998.

Approximately $4.8 million of this loss relates to severance and other employee related costs resulting from the elimination of 306 positions, of which 207 and 106 employees had been terminated as of December 31, 1999 and 1998, respectively. In addition, lease cancellations and contract terminations resulted in losses of approximately $2.5 million and $1.7 million, respectively. The Company made payments of approximately $4.2 million and $0.1 million through June 30, 1999 and in 1998, respectively, related to this restructuring initiative.

Effective July 1, 1998, the Company entered into a reinsurance agreement with a highly rated reinsurer that cedes current and future underwriting losses, including unfavorable development of prior year reserves, up to a $40.0 million maximum, relating to the Company's reinsurance pool business. These pools consist primarily of the Company's assumed stop loss business, small group managed care pools, long-term disability and long-term care pools, student accident and special risk business. The agreement is consistent with management's decision to exit this line of business, which the Company expects to run-off over the next three years. As a result of this transaction, the Company recognized a $25.3 million pre-tax loss in the third quarter of 1998. This loss is reported in 1999 as part of the discontinued operations of the Company.

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on substantially all of the universal life and variable universal life blocks of business. The agreement did not have a material effect on its results of operations or financial position.

In 1999, 1998 and 1997, Allmerica P&C redeemed 8,662.7, 3,289.5 and 5,735.3 shares, respectively, of its issued and outstanding common stock owned by AFC for $350.0 million, $125.0 million and $195.0 million, respectively, thereby increasing the Company's total ownership to 84.5% as of June 30, 1999. The increases in the Company's ownership of Allmerica P&C through June 30, 1999, and for 1998 and 1997 were 14.5%, 4.3% and 6.3%, respectively. The 1999 transaction consisted of cash and cash equivalents. The 1998 transaction consisted of $124.0 million of securities and $1.0 million of cash. The 1997 transaction consisted of $55.0 million of securities and $140.0 million of cash.

The merger of Allmerica P&C and a wholly-owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that FAFLIC did not already own in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction AFC owned 59.5% through FAFLIC and 40.5% directly. The merger has been recognized as a purchase. Total consideration of approximately $798.1 million

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

has been allocated to the minority interest in the assets and liabilities based on estimates of their fair values. The minority interest acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

6.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                             1999
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   62.6     $  1.0      $  0.5    $   63.1
States and political subdivisions.......      13.5        0.1         0.1        13.5
Foreign governments.....................      80.0        2.1         0.1        82.0
Corporate fixed maturities..............   3,206.5       63.2       116.9     3,152.8
Mortgage-backed securities..............     359.0        1.3        11.0       349.3
                                          --------     ------      ------    --------
Total fixed maturities..................  $3,721.6     $ 67.7      $128.6    $3,660.7
                                          ========     ======      ======    ========
Equity securities.......................  $   27.9     $ 24.7      $  1.2    $   51.4
                                          ========     ======      ======    ========

                                                             1998
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $  192.8     $ 12.0      $ 24.5    $  180.3
States and political subdivisions.......   2,408.9       83.0         5.2     2,486.7
Foreign governments.....................     107.9        7.7         4.5       111.1
Corporate fixed maturities..............   4,293.3      167.8        81.9     4,379.2
Mortgage-backed securities..............     517.9       11.5         2.8       526.6
                                          --------     ------      ------    --------
Total fixed maturities..................  $7,520.8     $282.0      $118.9    $7,683.9
                                          ========     ======      ======    ========
Equity securities.......................  $  253.1     $151.1      $  7.1    $  397.1
                                          ========     ======      ======    ========

(1) Amortized cost for fixed maturities and cost for equity securities.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1999, the amortized cost and market value of these assets on deposit in New York were $196.4 million and $193.0 million, respectively. At December 31, 1998, the amortized cost and market value of assets on deposit were $268.5 million and $284.1 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $18.3 million and $105.4 million were on deposit with various state and governmental authorities at December 31, 1999 and 1998, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1999.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                     1999
                                                              -------------------
DECEMBER 31,                                                  AMORTIZED    FAIR
(IN MILLIONS)                                                   COST      VALUE
-------------                                                 ---------  --------
Due in one year or less.....................................  $  224.4   $  225.7
Due after one year through five years.......................   1,324.0    1,328.4
Due after five years through ten years......................   1,409.1    1,369.9
Due after ten years.........................................     764.1      736.7
                                                              --------   --------
Total.......................................................  $3,721.6   $3,660.7
                                                              ========   ========

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1999
Net appreciation, beginning of year.........................    $ 79.0       $ 90.2      $169.2
                                                                ------       ------      ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................    (254.4)      (122.3)     (376.7)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      78.5       --            78.5
Provision for deferred federal income taxes and minority
 interest...................................................      72.1         64.7       136.8
Distribution of subsidiaries (See Note 3)...................      (5.6)       (17.1)      (22.7)
                                                                ------       ------      ------
                                                                (109.4)       (74.7)     (184.1)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $(30.4)      $ 15.5      $(14.9)
                                                                ======       ======      ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1998
Net appreciation, beginning of year.........................    $122.6       $ 86.7      $209.3
                                                                ------       ------      ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (99.3)         4.4       (94.9)
Appreciation due to Allmerica P&C purchase of minority in
 interest of Citizens.......................................      10.7         10.7        21.4
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       6.3       --             6.3
Provision for deferred federal income taxes and minority
 interest...................................................      38.7        (11.6)       27.1
                                                                ------       ------      ------
                                                                 (43.6)         3.5       (40.1)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 79.0       $ 90.2      $169.2
                                                                ======       ======      ======

1997
Net appreciation, beginning of year.........................    $ 71.3       $ 60.1      $131.4
                                                                ------       ------      ------
Net appreciation (depreciation) on available-for-sale
 securities.................................................      83.2         (5.9)       77.3
Appreciation due to AFC purchase of minority interest of
 Allmerica P&C..............................................      50.7         59.6       110.3
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (16.7)      --           (16.7)
Provision for deferred federal income taxes and minority
 interest...................................................     (65.9)       (27.1)      (93.0)
                                                                ------       ------      ------
                                                                  51.3         26.6        77.9
                                                                ------       ------      ------
Net appreciation, end of year...............................    $122.6       $ 86.7      $209.3
                                                                ======       ======      ======

(1) Includes net (depreciation) appreciation on other investments of $(1.1) million, $0.8 million, and $1.8 million, in 1999, 1998, and 1997, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were $533.6 million and $582.7 million at December 31, 1999 and 1998, respectively. Reserves for mortgage loans were $5.8 million and $11.5 million at December 31, 1999 and 1998, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets. At December 31, 1999, there were 2 properties remaining in the Company's real estate portfolio which are being actively marketed. Depreciation is not recorded on these assets while they are held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1999, 1998 and 1997.

There were no material contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1999.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Property type:
  Office building...........................................  $301.5  $304.4
  Residential...............................................    50.3    52.8
  Retail....................................................    92.2   108.5
  Industrial/warehouse......................................    83.6   110.0
  Other.....................................................    11.8    18.5
  Valuation allowances......................................    (5.8)  (11.5)
                                                              ------  ------
Total.......................................................  $533.6  $582.7
                                                              ======  ======
Geographic region:
  South Atlantic............................................  $132.2  $136.1
  Pacific...................................................   133.6   155.1
  East North Central........................................    62.5    80.5
  Middle Atlantic...........................................    50.3    61.2
  West South Central........................................    90.8    54.7
  New England...............................................    40.7    60.7
  Other.....................................................    29.3    45.9
  Valuation allowances......................................    (5.8)  (11.5)
                                                              ------  ------
Total.......................................................  $533.6  $582.7
                                                              ======  ======

At December 31, 1999, scheduled mortgage loan maturities were as follows: 2000 -- $108.1 million; 2001 -- $33.9 million; 2002 -- $27.5 million; 2003 -- $40.6 million; 2004 -- $76.4 million; and $234.7 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1999, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                           BALANCE AT
(IN MILLIONS)                                                 JANUARY 1   PROVISIONS  WRITE-OFFS  DECEMBER 31
-------------                                                 ----------  ----------  ----------  ------------
1999
Mortgage loans..............................................    $11.5       $(2.4)      $ 3.3         $ 5.8
                                                                =====       =====       =====         =====
1998
Mortgage loans..............................................    $20.7       $(6.8)      $ 2.4         $11.5
                                                                =====       =====       =====         =====
1997
Mortgage loans..............................................    $19.6       $ 2.5       $ 1.4         $20.7
Real estate.................................................     14.9         6.0        20.9        --
                                                                -----       -----       -----         -----
Total.......................................................    $34.5       $ 8.5       $22.3         $20.7
                                                                =====       =====       =====         =====

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Provisions on mortgages during 1999 and 1998 reflect the release of redundant specific reserves. Write-offs of $20.9 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less costs to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $18.0 million and $22.0 million, with related reserves of $0.8 million and $6.0 million as of December 31, 1999 and 1998, respectively. All impaired loans were reserved for as of December 31, 1999 and 1998.

The average carrying value of impaired loans was $21.0 million, $26.1 million and $30.8 million, with related interest income while such loans were impaired of $2.1 million, $3.2 million and $3.2 million as of December 31, 1999, 1998 and 1997, respectively.

D.  FUTURES CONTRACTS

The Company purchases long futures contracts and sells short futures contracts on margin to hedge against interest rate fluctuations associated with the sale of Guaranteed Investment Contracts ("GICs") and other funding agreements. The Company is exposed to interest rate risk from the time of sale of the GIC until the receipt of the deposit and purchase of the underlying asset to back the liability. The Company only trades futures contracts with nationally recognized brokers, which the Company believes have adequate capital to ensure that there is minimal danger of default. The Company does not require collateral or other securities to support financial instruments with credit risk.

The notional amount of futures contracts outstanding was $37.1 million and $92.7 million at December 31, 1999 and 1998, respectively. The notional amounts of the contracts represent the extent of the Company's investment but not future cash requirements, as the Company generally settles open positions prior to maturity. The maturity of all futures contracts outstanding is less than one year. The fair value of futures contracts outstanding was $36.8 million and $92.5 million at December 31, 1999 and 1998, respectively.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. If instruments being hedged by futures contracts are disposed, any unamortized gains or losses on such contracts are included in the determination of the gain or loss from the disposition. Deferred hedging losses were $0.9 million and $1.8 million in 1999 and 1998, respectively. Gains and losses on hedge contracts that are deemed ineffective by the Company are realized immediately. There was $0.1 million of gains realized on ineffective hedges in 1998. There were no gains or losses in 1999 and 1997.

A reconciliation of the notional amount of futures contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998      1997
-------------                                                 ---------  ---------  ------
Contracts outstanding, beginning of year....................  $    92.7  $  --      $(33.0)
New contracts...............................................      947.0    1,117.5    (0.2)
Contracts terminated........................................   (1,002.6)  (1,024.8)   33.2
                                                              ---------  ---------  ------
Contracts outstanding, end of year..........................  $    37.1  $    92.7  $ --
                                                              =========  =========  ======

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts with swap counterparties to hedge foreign currency exposure on specific fixed income securities. Additionally, in 1999, the Company entered into a foreign

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

currency swap contract to hedge foreign currency exposure on specific fixed rate funding agreements. Interest and principal related to foreign fixed income securities and liabilities payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment in U.S dollars translated at a specific currency exchange rate. The primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange, as indicated by the fair value of the contract. The fair values of the foreign currency swap contracts outstanding were $(4.7) million and $1.2 million at December 31, 1999 and 1998, respectively. Changes in the fair value of contracts hedging fixed income securities are reported as an unrealized gain or loss, consistent with the underlying hedged security. Changes in fair value of contracts hedging fixed rate funding agreements are reported as other operating income, consistent with the underlying hedged liability. The net decrease in other operating income related to these contracts was $2.6 million in 1999. The Company does not require collateral or other security to support financial instruments with credit risk.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1999, 1998 and 1997. Any gain or loss on the termination of swap contracts is deferred and recognized with any gain or loss on the hedged transaction. The Company had no deferred gain or loss on foreign currency swap contracts in 1999 or 1998.

A reconciliation of the notional amount of foreign currency swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999   1998    1997
-------------                                                 ------  -----  ------
Contracts outstanding, beginning of year....................  $ 42.6  $42.6  $ 47.6
New contracts...............................................    52.9   --       5.0
Contracts expired...........................................   (24.0)  --     (10.0)
                                                              ------  -----  ------
Contracts outstanding, end of year..........................  $ 71.5  $42.6  $ 42.6
                                                              ======  =====  ======

Expected maturities of foreign currency swap contracts outstanding at December 31, 1999 are $8.3 million in 2000, $52.9 million in 2001 and $10.3 million thereafter. There are no expected maturities of such foreign currency swap contracts in 2002, 2003 and 2004.

F.  INTEREST RATE SWAP CONTRACTS

The Company enters into interest rate swap contracts to hedge exposure to interest rate fluctuations. Specifically, for floating rate GIC liabilities that are matched with fixed rate securities, the Company manages the interest rate risk by hedging with interest rate swap contracts. Under these swap contracts, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. As with foreign currency swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1999 and 1998 were net payables of $4.2 million and $3.9 million, respectively. The Company does not require collateral or other security to support financial instruments with credit risk.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The net amount receivable or payable is recognized over the life of the swap contract as an adjustment to net investment income. The decrease in net investment income related to interest rate swap contracts was $7.0 million, $2.8 million and $0.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. The fair value of interest rate swap contracts outstanding was $33.1 million and $(28.3) million at December 31, 1999 and 1998, respectively. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. Any gain or loss on the termination of interest rate swap contracts accounted for as hedges are deferred and recognized with the gain or loss on the hedged transaction. The Company had no deferred gain or loss on interest rate swap contracts in 1999 or 1998.

A reconciliation of the notional amount of interest rate swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999      1998     1997
-------------                                                 --------  --------  ------
Contracts outstanding, beginning of year....................  $1,112.6  $  244.1  $  5.0
New contracts...............................................     905.4     873.5   244.7
Contracts terminated........................................    (888.5)    --       --
Contracts expired...........................................     (80.0)     (5.0)   (5.6)
Distribution of subsidiaries (Note 3).......................     (23.6)    --       --
                                                              --------  --------  ------
Contracts outstanding, end of year..........................  $1,025.9  $1,112.6  $244.1
                                                              ========  ========  ======

Expected maturities of interest rate swap contracts outstanding at December 31, 1999 are $44.0 million in 2000, $43.1 million in 2001, $83.5 million in 2002,
$536.0 million in 2003, and $319.3 million in 2004. There are no expected maturities of such interest rate swap contracts thereafter.

G.  OTHER SWAP CONTRACTS

The Company enters into insurance portfolio-linked and credit default swap contracts for investment purposes. Under the insurance portfolio-linked swap contracts, the Company agrees to exchange cash flows according to the performance of a specified underwriter's portfolio of insurance business. As with interest rate swap contracts, the primary risk associated with insurance portfolio-linked swap contracts is the inability of the counterparty to meet its obligation. Under the terms of the credit default swap contracts, the Company assumes the default risk of a specific high credit quality issuer in exchange for a stated annual premium. In the case of default, the Company will pay the counterparty par value for a pre-determined security of the issuer. The primary risk associated with these transactions is the default risk of the underlying companies. The Company regularly assesses the financial strength of its counterparties and the underlying companies in default swap contracts, and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1999, was not material to the Company. The Company does not require collateral or other security to support financial instruments with credit risk.

The swap contracts are marked to market with any gain or loss recognized currently. The fair values of swap contracts outstanding were $(0.3) million and $(0.1) million at December 31, 1999 and 1998, respectively. The net amount receivable or payable under insurance portfolio-linked swap contracts is recognized when the contracts are marked to market. The net (decrease) increase in realized investment gains related to these contracts was $(0.2) million, $1.0 million and $(1.4) million for the years ended December 31, 1999, 1998 and 1997, respectively.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The stated annual premium under credit default swap contracts is recognized currently in net investment income. The net increase to investment income related to credit default swap contracts was $0.4 million and $0.2 million for the years ended December 31, 1999 and 1998, respectively. There was no net investment income recognized in 1997.

A reconciliation of the notional amount of other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999     1998    1997
-------------                                                 -------  ------  -------
Contracts outstanding, beginning of year....................  $ 255.0  $ 15.0  $  58.6
New contracts...............................................     50.0   266.3    192.1
Contracts expired...........................................   (115.0)  (26.3)  (211.6)
Contracts terminated........................................    --       --      (24.1)
                                                              -------  ------  -------
Contracts outstanding, end of year..........................  $ 190.0  $255.0  $  15.0
                                                              =======  ======  =======

Expected maturities of other swap contracts outstanding at December 31, 1999 are as follows: $140.0 million in 2000 and $50.0 million in 2001. There are no expected maturities of such other swap contracts in 2002, 2003, 2004 and thereafter.

H.  OTHER

At December 31, 1999 and 1998, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

7.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Fixed maturities............................................  $415.7  $509.6  $523.3
Mortgage loans..............................................    45.5    57.6    57.1
Equity securities...........................................     1.7     7.2    10.5
Policy loans................................................    12.7    11.9    10.9
Real estate and other long-term investments.................    14.4     7.0    31.5
Short-term investments......................................    26.6    15.6     9.9
                                                              ------  ------  ------
Gross investment income.....................................   516.6   608.9   643.2
Less investment expenses....................................   (13.5)  (15.0)  (23.7)
                                                              ------  ------  ------
Net investment income.......................................  $503.1  $593.9  $619.5
                                                              ======  ======  ======

At December 31, 1999, the company had fixed maturities with a carrying value of $1.0 million on non-accrual status. There were no mortgage loans on non-accrual status at December 31, 1999. At December 31, 1998, there was one mortgage loan on non-accrual status which had an outstanding principal balance of $4.3 million. This loan was restructured and fully impaired. There were no fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

accordance with the original terms of the investments, was a reduction in net income by $1.4 million in 1999, and had no impact in 1998 and 1997.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $18.8 million, $28.7 million and $40.3 million at December 31, 1999, 1998 and 1997, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $2.5 million, $3.3 million and $3.9 million in 1999, 1998 and 1997, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $3.3 million and $4.2 million in 1999, 1998 and 1997, respectively.

There were no mortgage loans which were non-income producing for the year ended December 31, 1999. There were, however, fixed maturities with a carrying value of $0.3 million which were non-income producing for the year ended December 31, 1999.

Included in other long-term investments is income from limited partnerships of $6.6 million in 1999, losses of $6.3 million in 1998, and income of $7.6 million in 1997.

B.  NET REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998   1997
-------------                                                 ------  ------  -----
Fixed maturities............................................  $(52.0) $(11.6) $14.2
Mortgage loans..............................................     2.5     8.8   (1.2)
Equity securities...........................................   141.3    63.7   53.5
Real estate and other.......................................     8.5    --      9.8
                                                              ------  ------  -----
Net realized investment gains...............................  $100.3  $ 60.9  $76.3
                                                              ======  ======  =====

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY    GROSS   GROSS
(IN MILLIONS)                                                     SALES      GAINS   LOSSES
-------------                                                 -------------  ------  ------
1999
Fixed maturities............................................    $1,480.5     $  9.2  $ 27.1
Equity securities...........................................       421.2      149.0     7.6

1998
Fixed maturities............................................    $  979.2     $ 17.9  $ 11.3
Equity securities...........................................       258.7       72.8     9.0

1997
Fixed maturities............................................    $1,870.7     $ 27.0  $ 15.9
Equity securities...........................................       144.9       55.5     1.2

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

C.  OTHER COMPREHENSIVE (LOSS) INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized (losses) gains to the net balance shown in the Consolidated Statements of Comprehensive (Loss)
Income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999      1998     1997
-------------                                                 --------  --------  ------
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during period,
 (includes $22.7 resulting from the distribution of
 subsidiaries in 1999, net of taxes (benefit) and minority
 interest of $(103.3) million, $(20.8) million and $123.7
 million in 1999, 1998 and 1997, respectively)..............  $ (121.9) $   (6.8) $115.5
Less: reclassification adjustment for (losses) gains
 included in net income (net of taxes and minority interest
 of $33.5 million, $21.5 million and $30.7 million in 1999,
 1998 and 1997, respectively)...............................     (62.2)     33.3    37.6
                                                              --------  --------  ------
Other comprehensive (loss) income...........................  $ (184.1) $  (40.1) $ 77.9
                                                              ========  ========  ======

8.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Included in the fair value of fixed maturities are swap contracts used to hedge fixed maturities with a fair value of $31.1 million and $(27.1) million at December 31, 1999 and 1998, respectively. In addition, the Company held futures contracts with a carrying value of $(0.9) million and $(1.8) million at December 31, 1999 and 1998, respectively. The fair value of these contracts was $36.8 million and $92.5 million at December 31, 1999 and 1998, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Liabilities under individual fixed annuity contracts are estimated based on current surrender values, supplemental contracts without life contingencies reflect current fund balances, and other individual contract funds represent the present value of future policy benefits. All other liabilities are based on surrender values.

TRUST INSTRUMENTS SUPPORTED BY FUNDING OBLIGATIONS

Fair values are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The estimated fair values of the financial instruments were as follows:

                                                                     1999                1998
                                                              ------------------  ------------------
DECEMBER 31,                                                  CARRYING    FAIR    CARRYING    FAIR
(IN MILLIONS)                                                  VALUE     VALUE     VALUE     VALUE
-------------                                                 --------  --------  --------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $  279.3  $  279.3  $  504.0  $  504.0
  Fixed maturities..........................................   3,660.7   3,660.7   7,683.9   7,683.9
  Equity securities.........................................      51.4      51.4     397.1     397.1
  Mortgage loans............................................     521.2     521.9     562.3     587.1
  Policy loans..............................................     170.5     170.5     154.3     154.3
                                                              --------  --------  --------  --------
                                                              $4,683.1  $4,683.8  $9,301.6  $9,326.4
                                                              ========  ========  ========  ========
FINANCIAL LIABILITIES
  Guaranteed investment contracts...........................  $1,316.0  $1,341.4  $1,791.8  $1,830.8
  Supplemental contracts without life contingencies.........      48.8      48.8      37.3      37.3
  Dividend accumulations....................................      88.1      88.1      88.4      88.4
  Other individual contract deposit funds...................      48.4      48.2      61.6      61.1
  Other group contract deposit funds........................     602.9     583.5     700.4     704.0
  Individual fixed annuity contracts........................   1,092.5   1,057.1   1,110.6   1,073.6
  Trust instruments supported by funding obligations........      50.6      49.6     --        --
  Short-term debt...........................................     --        --        221.3     221.3
                                                              --------  --------  --------  --------
                                                              $3,247.3  $3,216.7  $4,011.4  $4,016.5
                                                              ========  ========  ========  ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  CLOSED BLOCK

Included in other income in the Consolidated Statements of Income in 1999, 1998 and 1997 is a net pre-tax contribution from the Closed Block of $13.8 million, $10.4 million and $9.1 million, respectively. Summarized financial information of the Closed Block as of December 31, 1999 and 1998 and for the periods ended December 31, 1999, 1998 and 1997 is as follows:

DECEMBER 31,
(IN MILLIONS)                                                                 1999    1998
-------------                                                                ------  ------
Assets
  Fixed maturities, at fair value (amortized cost of $387.4 and $399.1 respectively)..........................................................  $372.9  $414.2
  Mortgage loans...........................................................   136.3   136.0
  Policy loans.............................................................   201.1   210.9
  Cash and cash equivalents................................................    22.6     9.4
  Accrued investment income................................................    14.0    14.1
  Deferred policy acquisition costs........................................    13.1    15.6
  Other assets.............................................................    12.3     2.9
                                                                             ------  ------
Total assets...............................................................  $772.3  $803.1
                                                                             ======  ======
Liabilities
  Policy liabilities and accruals..........................................  $835.2  $862.9
  Other liabilities........................................................     6.9     9.1
                                                                             ------  ------
Total liabilities..........................................................  $842.1  $872.0
                                                                             ======  ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                 1999    1998    1997
-------------                                                                ------  ------  ------
Revenues
  Premiums and other income................................................  $ 52.1  $ 55.4  $ 58.3
  Net investment income....................................................    53.8    53.3    53.4
  Realized investment (loss) gain..........................................    (0.6)    0.1     1.3
                                                                             ------  ------  ------
Total revenues.............................................................   105.3   108.8   113.0
                                                                             ------  ------  ------
Benefits and expenses
  Policy benefits..........................................................    88.9    95.0   100.5
  Policy acquisition expenses..............................................     2.5     2.7     3.0
  Other operating expenses.................................................     0.1     0.7     0.4
                                                                             ------  ------  ------
Total benefits and expenses................................................    91.5    98.4   103.9
                                                                             ------  ------  ------
Contribution from the Closed Block.........................................  $ 13.8  $ 10.4  $  9.1
                                                                             ======  ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999     1998     1997
-------------                                                 -------  -------  -------
Cash flows
  Cash flows from operating activities:
  Contribution from the Closed Block........................  $  13.8  $  10.4  $   9.1
  Change in:
    Deferred policy acquisition costs, net..................      2.5      2.6      2.9
    Premiums and other receivables..........................    --         0.3    --
    Policy liabilities and accruals.........................    (13.1)   (13.5)   (11.6)
    Accrued investment income...............................      0.1        -      0.2
    Deferred taxes..........................................    --         0.1     (5.1)
    Other assets............................................     (8.3)     2.4     (2.9)
    Expenses and taxes payable..............................     (2.9)    (2.9)    (2.0)
    Other, net..............................................      0.8     (0.1)    (1.2)
                                                              -------  -------  -------
  Net cash used in operating activities.....................     (7.1)    (0.7)   (10.6)
  Cash flows from investing activities:
    Sales, maturities and repayments of investments.........    139.0     83.6    161.6
    Purchases of investments................................   (128.5)  (106.5)  (161.4)
    Other, net..............................................      9.8      7.9     11.4
                                                              -------  -------  -------
  Net cash provided by (used in) investing activities.......     20.3    (15.0)    11.6
                                                              -------  -------  -------
Net increase (decrease) in cash and cash equivalents........     13.2    (15.7)     1.0
Cash and cash equivalents, beginning of year................      9.4     25.1     24.1
                                                              -------  -------  -------
Cash and cash equivalents, end of year......................  $  22.6  $   9.4  $  25.1
                                                              =======  =======  =======

There were no valuation allowances on mortgage loans in the Closed Block at December 31, 1999, 1998 or 1997, respectively.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

10.  DEBT

Short-term debt consisted of the following:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Short-term
  Commercial paper..........................................  $ --    $ 41.3
  Borrowings under bank credit facility.....................    --     150.0
  Repurchase agreements.....................................    --      30.0
                                                              ------  ------
Total short-term debt.......................................  $ --    $221.3
                                                              ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by a credit agreement. At December 31, 1999, there was no commercial paper outstanding.

Effective December 4, 1998, the Company entered into a credit agreement that expired on February 5, 1999. Borrowings under this agreement were unsecured and incurred interest at a rate per annum equal to the eurodollar rate plus applicable margin. Borrowings outstanding under this credit facility at December 31, 1998 were $150.0 million. These borrowings were repaid in February 1999.

The company utilizes repurchase agreements to finance certain transactions and had approximately $30 million in such agreements outstanding at December 31,1998. There were no repurchase agreements outstanding at December 31, 1999.

In 1999, there was no interest expense related to borrowings under the credit agreement. Interest expense related to borrowings under the credit agreement was approximately $0.7 million and $2.8 million in 1998 and 1997, respectively. All interest expense is recorded in other operating expenses.

In October, 1995, AFC issued Senior Debentures with a face value of $200.0 million, pay interest at a rate of 7 5/8%, and mature on October 16, 2025. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC and Allmerica P&C.

11.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) on continuing operations in the consolidated statements of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Federal income tax expense (benefit)
  Current...................................................  $88.7   $ 74.6  $74.4
  Deferred..................................................    4.3    (15.4)  14.2
                                                              -----   ------  -----
Total.......................................................  $93.0   $ 59.2  $88.6
                                                              =====   ======  =====

The federal income taxes attributable to the consolidated results of continuing operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999     1998    1997
-------------                                                 --------  ------  ------
Expected federal income tax expense on continuing
  operations................................................   $133.9   $107.9  $122.9
  Tax-exempt interest.......................................    (24.2)   (38.9)  (37.9)
  Dividend received deduction...............................    --        (5.1)   (3.2)
  Changes in tax reserve estimates..........................     (8.7)     2.3     7.8
  Tax credits...............................................     (8.5)    (8.5)   (2.7)
  Other, net................................................      0.5      1.5     1.7
                                                               ------   ------  ------
Federal income tax expense on continuing operations.........   $ 93.0   $ 59.2  $ 88.6
                                                               ======   ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The deferred income tax (asset) liability represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. Its components were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  AMT carryforwards.........................................  $ --       $ (16.8)
  Loss reserve discounting..................................   (283.5)    (406.6)
  Deferred acquisition costs................................    355.7      345.8
  Employee benefit plans....................................    (52.0)     (45.3)
  Investments, net..........................................    (19.5)     121.7
  Bad debt reserve..........................................    --          (1.8)
  Litigation reserve........................................     (6.0)     (10.9)
  Discontinued operations...................................    (11.7)     --
  Other, net................................................     (1.1)      (5.5)
                                                              -------    -------
Deferred tax asset, net.....................................  $ (18.1)   $ (19.4)
                                                              =======    =======

Gross deferred income tax assets totaled $515.8 million and $486.9 millions at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $497.7 million and $467.5 million at December 31, 1999 and 1998, respectively.

The Company believes, based on the its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1999 there are no available alternative minimum tax credit carryforwards.

The Company's federal income tax returns are routinely audited by the Internal Revenue Services ("IRS"), and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1994. The IRS has also examined the former Allmerica P&C consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the federal income tax returns for 1992, 1993 and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

12.  PENSION PLANS

FAFLIC, as the common employer for all AFC Companies ("affiliated Companies"), provides multiple benefit plans to employees and agents of these affiliated Companies, including retirement plans. The salaries of employees and agents covered by these plans and the expenses of these plans are charged to the affiliated Companies in accordance with an intercompany cost sharing agreement.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FAFLIC provides retirement benefits to substantially all of its employees under a defined benefit pension plan. This plan is based on a defined benefit cash balance formula, whereby the Company annually provides an allocation to each eligible employee based on a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1999, 1998 and 1997 allocations were based on 7.0% of each eligible employee's salary. In addition to the cash balance allocation, certain transition group employees, who have met specified age and service requirements as of December 31, 1994, are eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net periodic pension cost were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Service cost -- benefits earned during the year.............  $  19.3    $  19.0    $  19.9
Interest cost...............................................     26.5       25.5       23.5
Expected return on plan assets..............................    (38.9)     (34.9)     (31.2)
Recognized net actuarial loss...............................      0.4        0.4        0.1
Amortization of transition asset............................     (1.4)      (1.8)      (1.9)
Amortization of prior service cost..........................     (2.2)      (1.7)      (2.0)
                                                              -------    -------    -------
  Net periodic pension cost.................................  $   3.7    $   6.5    $   8.4
                                                              =======    =======    =======

In 1999, subsequent to the AFC corporate reorganization, approximately $1.7 million of the net periodic pension cost was allocated to the distributed subsidiaries.

The following table summarizes the status of the plan. At December 31, 1999 and 1998 the plans' assets exceeded their projected benefit obligations.

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in benefit obligations:
  Projected benefit obligation at beginning of year.........  $ 414.2    $ 370.4
  Service cost -- benefits earned during the year...........     19.3       19.0
  Interest cost.............................................     26.5       25.5
  Actuarial (gains) losses..................................    (44.4)      20.4
  Benefits paid.............................................    (22.9)     (21.1)
                                                              -------    -------
    Projected benefit obligation at end of year.............    392.7      414.2
                                                              -------    -------

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in plan assets:
  Fair value of plan assets at beginning of year............    441.6      395.5
  Actual return on plan assets..............................     51.9       67.2
  Benefits paid.............................................    (22.9)     (21.1)
    Fair value of plan assets at end of year................    470.6      441.6
  Funded status of the plan.................................     77.9       27.4
  Unrecognized transition obligation........................    (21.6)     (23.9)
  Unamortized prior service cost............................    (12.0)     (11.0)
  Unrecognized net actuarial gains..........................   (101.6)     (54.9)
                                                              -------    -------
    Net pension liability...................................  $ (57.3)   $ (62.4)
                                                              =======    =======

As a result of AFC's merger with Allmerica P&C in 1997, certain pension liabilities were reduced to reflect their fair value as of the merger date. These pension liabilities were reduced by $8.9 million and $10.3 million in 1999 and 1998, respectively, which reflects fair value, net of applicable amortization.

Determination of the projected benefit obligations was based on a weighted average discount rate of 7.75% and 6.5% in 1999 and 1998, respectively, and the assumed long-term rate of return on plan assets was 9.0% in both 1999 and 1998. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.0% to 5.5%. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. Plan assets also include 796,462 shares and 973,262 shares of AFC Common Stock at December 31, 1999 and 1998, respectively, with a market value of $44.3 million and $56.3 million at December 31, 1999 and 1998, respectively.

The Company has a defined contribution 401(k) plan for its employees, whereby the Company matches employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. During 1999, 1998 and 1997, the Company matched 50% of employees' contributions up to 6.0% of eligible compensation. The total expense related to this plan was $5.9 million, $5.6 million and $3.3 million in 1999, 1998 and 1997, respectively. In 1999, subsequent to the AFC corporate reorganization, approximately $1.4 million of the 401(k) expense was allocated to the distributed subsidiaries. In addition to this plan, the Company has a defined contribution plan for substantially all of its agents. The plan expense in 1999, 1998 and 1997 was $3.1 million, $3.0 million and $2.8 million, respectively.

On January 1, 1998, substantially all of the defined benefit and defined contribution 401(k) plans previously provided by the affiliated Companies were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $5.9 million change of interest adjustment to additional paid-in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

13.  OTHER POSTRETIREMENT BENEFIT PLANS

FAFLIC, as the common employer for all AFC Companies ("affiliated Companies"), provides multiple postretirement medical and death benefit plans to employees, agents and retirees of these affiliated Companies. The costs of these plans are charged to the affiliated Companies in accordance with an intercompany cost sharing agreement.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical, and a payment at death equal to retirees' final compensation up to certain limits. Effective
January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

The plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheets were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in benefit obligation:
Accumulated postretirement benefit obligation at beginning
  of year...................................................  $  84.0    $  71.8
Service cost................................................      2.9        3.1
Interest cost...............................................      4.6        5.1
Actuarial (gains) losses....................................    (21.2)       7.6
Benefits paid...............................................     (3.5)      (3.6)
                                                              -------    -------
  Accumulated postretirement benefit obligation at end of
    year....................................................     66.8       84.0
                                                              -------    -------
Fair value of plan assets at end of year....................    --         --
                                                              -------    -------
Funded status of the plan...................................    (66.8)     (84.0)
Unamortized prior service cost..............................     (9.8)     (12.9)
Unrecognized net actuarial (gains) losses...................    (13.8)       7.5
                                                              -------    -------
  Accumulated postretirement benefit costs..................  $ (90.4)   $ (89.4)
                                                              =======    =======

The components of net periodic postretirement benefit expense were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Service cost................................................   $  2.9     $  3.1     $  3.0
Interest cost...............................................      4.6        5.1        4.6
Recognized net actuarial loss (gain)........................      0.1        0.1       (0.1)
Amortization of prior service cost..........................     (2.3)      (2.4)      (2.7)
                                                               ------     ------     ------
Net periodic postretirement benefit cost....................   $  5.3     $  5.9     $  4.8
                                                               ======     ======     ======

In 1999, subsequent to the AFC corporate reorganization, approximately $1.1 million of the net periodic postretirement cost was allocated to the distributed subsidiaries.

As a result of AFC's merger with Allmerica P&C in 1997, certain postretirement liabilities were reduced to reflect their fair value as of the merger date. These postretirement liabilities were reduced by $4.6 million and $5.4 million in 1999 and 1998, respectively, which reflects fair value, net of applicable amortization.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1999, health care costs were assumed to increase 6.0% in 2000, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1999 by $4.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.6 million. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 1999 by $3.6 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.5 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 6.5% at December 31, 1999 and 1998, respectively. In addition, the actuarial present value of the accumulated postretirement benefit obligation was determined using an assumed rate of increase in future compensation levels of 5.5% for FAFLIC agents.

On January 1, 1998, substantially all of the postretirement medical and death benefits plans previously provided by the affiliated Companies were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $3.8 million change of interest adjustment to additional paid-in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

14.  DIVIDEND RESTRICTIONS

Massachusetts and Delaware have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC and AFLIAC, respectively.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. During 1999 and 1997, no dividends were declared by FAFLIC to AFC. During 1998, FAFLIC paid dividends of $50.0 million to AFC. As of July 1, 1999, FAFLIC's ownership of Allmerica P&C, as well as several non-insurance subsidiaries, was transferred from FAFLIC to AFC. Under an agreement with the Commissioner, any dividend from FAFLIC to AFC for years 2000 and 2001 would require the prior approval of the Commissioner and may require AFC to make additional capital contributions to FAFLIC.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. No dividends were declared by AFLIAC to FAFLIC during 1999, 1998 or 1997. During 2000, AFLIAC could pay dividends of $34.3 million to FAFLIC without prior approval.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.  SEGMENT INFORMATION

The Company offers Asset Accumulation financial products and services. Prior to the AFC corporate reorganization, the Company offered financial products and services in two major areas: Risk Management and Asset Accumulation. Within these broad areas, the Company conducted business principally in three operating segments. These segments were Risk Management, Allmerica Financial Services and Allmerica Asset Management. In accordance with Statement No. 131, the separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A summary of the Company's reportable segments is included below.

In 1999, the Company reorganized its Property and Casualty business and Corporate Risk Management Services operations within the Risk Management segment. Under the new structure, the Risk Management segment manages its business through five distribution channels identified as Hanover North, Hanover South, Citizens Midwest, Allmerica Voluntary Benefits and Allmerica Specialty. During the second quarter of 1999, the Company approved a plan to exit its group life and health business, consisting of its EBS business, its AGU business and its reinsurance pool business. Results of operations from this business, relating to both the current and the prior periods, have been segregated and reported as a component of discontinued operations in the Consolidated Statements of Income. Operating results from this business were previously reported in the Allmerica Voluntary Benefits and Allmerica Specialty distribution channels. Prior to 1999, results of the group life and health business were included in the Corporate Risk Management Services segment, while all other Risk Management business was reflected in the Property and Casualty segment.

The Risk Management segment's property and casualty business is offered primarily through the Hanover North, Hanover South and Citizens Midwest distribution channels utilizing the Company's independent agent network primarily in the Northeast, Midwest and Southeast United States, maintaining a strong regional focus. Allmerica Voluntary Benefits focuses on worksite distribution, which offers discounted property and casualty products through employer sponsored programs, and affinity group property and casualty business. Allmerica Specialty offers special niche property and casualty products in selected markets. On July 1, 1999, AFC made certain changes to its corporate structure as discussed in Note 3. As a result, FAFLIC distributed its interest in the property and casualty business after that date.

The Asset Accumulation group includes two segments: Allmerica Financial Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life and traditional life insurance products distributed via retail channels as well as group retirement products, such as defined benefit and 401(k) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, the Company offers its customers the option of investing in GICs such as the traditional GIC, synthetic GIC and other funding agreements. Funding agreements are investment contracts issued to institutional buyers, such as money market funds, corporate cash management programs and securities lending collateral programs, which typically have short maturities and periodic interest rate resets based on an index such as LIBOR. This segment is also a Registered Investment Advisor providing investment advisory services, primarily to affiliates, and to other institutions, such as insurance companies and pension plans. As a result of the aforementioned change in the AFC corporate structure, FAFLIC distributed its ownership of certain investment advisory business as of July 1, 1999.

In addition to the three operating segments, the Company has a Corporate segment, which consists primarily of cash, investments, corporate debt, Capital Securities and corporate overhead expenses. Corporate overhead

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

expenses reflect costs not attributable to a particular segment, such as those generated by certain officers and directors, Corporate Technology, Corporate Finance, Human Resources and the Legal department.

Management evaluates the results of the aforementioned segments based on a pre-tax and minority interest basis. Segment income is determined by adjusting net income for net realized investment gains and losses, net gains and losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of segment income enhances understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

Summarized below is financial information with respect to business segments:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Segment revenues:
  Risk Management...........................................  $1,075.2   $2,220.8   $2,227.3
  Asset Accumulation
    Allmerica Financial Services............................     797.0      721.2      713.9
    Allmerica Asset Management..............................     144.5      121.7       91.1
                                                              --------   --------   --------
        Subtotal............................................     941.5      842.9      805.0
                                                              --------   --------   --------
  Corporate.................................................       0.4        2.3        4.7
  Intersegment revenues.....................................      (0.8)      (7.6)     (11.5)
                                                              --------   --------   --------
    Total segment revenues including Closed Block...........   2,016.3    3,058.4    3,025.5
                                                              --------   --------   --------
  Adjustment to segment revenues:
      Adjustment for Closed Block...........................     (92.1)     (98.4)    (102.6)
      Change in mortality...................................     --         --          (4.2)
      Net realized gains....................................     100.3       60.9       76.3
                                                              --------   --------   --------
  Total revenues............................................  $2,024.5   $3,020.9   $2,995.0
                                                              ========   ========   ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                       1999       1998       1997
-------------                                                     --------   --------   --------
Segment income (loss) before income taxes and minority interest:
  Risk Management.............................................    $   85.1   $  149.7   $  174.2
  Asset Accumulation
    Allmerica Financial Services..............................       207.1      169.0      134.6
    Allmerica Asset Management................................        21.3       23.7       18.4
                                                                  --------   --------   --------
        Subtotal..............................................       228.4      192.7      153.0
                                                                  --------   --------   --------
  Corporate...................................................       (38.6)     (45.2)     (44.6)
    Segment income before income taxes and minority interest...      274.9      297.2      282.6
  Adjustments to segment income:
    Net realized investment gains, net of amortization........       106.1       52.2       78.5
    Sales practice litigation expense.........................       --         (31.0)     --
    Gain from change in mortality assumptions.................       --         --          47.0
    Loss on cession of disability income business.............       --         --         (53.9)
    Restructuring costs.......................................       --          (9.0)     --
    Other items...............................................       --          (0.8)      (2.8)
                                                                  --------   --------   --------
  Income before taxes and minority interest...................    $  381.0   $  308.6   $  351.4
                                                                  ========   ========   ========

DECEMBER 31,
(IN MILLIONS)                                     1999        1998          1999           1998
-------------                                   ---------   ---------   ------------   ------------
                                                 IDENTIFIABLE ASSETS    DEFERRED ACQUISITION COSTS
Risk Management...............................  $   542.0   $ 6,216.8    $     6.0      $   167.5
Asset Accumulation
  Allmerica Financial Services................   23,410.7    19,407.3      1,213.1          993.1
  Allmerica Asset Management..................    1,381.1     1,810.9          0.4            0.6
                                                ---------   ---------    ---------      ---------
      Subtotal................................   24,791.8    21,218.2      1,213.5          993.7
  Corporate...................................     --            29.6       --             --
                                                ---------   ---------    ---------      ---------
    Total.....................................  $25,333.8   $27,464.6    $ 1,219.5      $ 1,161.2
                                                =========   =========    =========      =========

16.  LEASE COMMITMENTS

Rental expenses for operating leases, including those related to the discontinued operations of the Company, amounted to $22.2 million, $34.9 million and $33.6 million in 1999, 1998 and 1997, respectively. These expenses relate primarily to building leases of the Company. At December 31, 1999, future minimum rental payments under non-cancelable operating leases were approximately $39.9 million, payable as follows: 2000 -- $14.1 million; 2001 -- $12.7 million; 2002 -- $8.1 million; 2003 -- $3.6 million, and $1.4 million thereafter. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2000.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.  REINSURANCE

In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Effective January 1, 1999, Allmerica P&C entered into a whole account aggregate excess of loss reinsurance agreement with a highly rated insurer (See Note 5). Prior to the AFC corporate reorganization, the Company was subject to concentration of risk with respect to this reinsurance agreement, which represented 10% or more of the Company's reinsurance business. Net premiums earned and losses and loss adjustment expenses ceded under this agreement in 1999 were $21.9 million and $35.0 million, respectively. In addition, the Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). Prior to the AFC corporate reorganization, both CAR and MCCA represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company ceded a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1999, 1998 and 1997 were $20.4 million and $21.4 million, $34.3 million and $38.1 million, and $32.3 million and $28.2 million, respectively. The Company ceded to MCCA premiums earned and losses and loss adjustment expenses in 1999, 1998 and 1997 of $1.8 million and $30.6 million, $3.7 million and $18.0 million, and $9.8 million and $(0.8) million, respectively.

On June 2, 1998, the Company recorded a $124.2 million one-time reduction of its direct and ceded written premiums as a result of a return of excess surplus from MCCA. This transaction had no impact on the total net premiums recorded by the Company in 1998.

Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Life and accident and health insurance premiums:
  Direct....................................................  $   53.5   $   51.4   $   55.9
  Assumed...................................................       0.7        0.7        0.6
  Ceded.....................................................     (50.0)     (47.8)     (29.1)
                                                              --------   --------   --------
Net premiums................................................  $    4.2   $    4.3   $   27.4
                                                              ========   ========   ========
Property and casualty premiums written:
  Direct....................................................  $1,089.0   $1,970.4   $2,068.5
  Assumed...................................................      27.3       58.8      103.1
  Ceded.....................................................    (135.4)     (74.1)    (179.8)
                                                              --------   --------   --------
Net premiums................................................  $  980.9   $1,955.1   $1,991.8
                                                              ========   ========   ========
Property and casualty premiums earned:
  Direct....................................................  $1,047.3   $1,966.8   $2,046.1
  Assumed...................................................      30.3       64.5      102.0
  Ceded.....................................................    (127.3)     (66.1)    (195.1)
                                                              --------   --------   --------
Net premiums................................................  $  950.3   $1,965.2   $1,953.0
                                                              ========   ========   ========
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
  Direct....................................................  $  391.9   $  359.5   $  397.4
  Assumed...................................................       0.1        0.3        0.4
  Ceded.....................................................     (39.2)     (49.5)     (79.4)
                                                              --------   --------   --------
Net policy benefits, claims, losses and loss adjustment
  expenses..................................................  $  352.8   $  310.3   $  318.4
                                                              ========   ========   ========
Property and casualty benefits, claims, losses and loss
  adjustment expenses:
  Direct....................................................  $  805.6   $1,588.2   $1,464.9
  Assumed...................................................      25.9       62.7      101.2
  Ceded.....................................................    (128.0)    (158.2)    (120.6)
                                                              --------   --------   --------
Net policy benefits, claims, losses, and loss adjustment
  expenses..................................................  $  703.5   $1,492.7   $1,445.5
                                                              ========   ========   ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Balance at beginning of year................................  $1,161.2   $  965.5   $  822.7
Acquisition expenses deferred...............................     419.2      638.2      614.3
Amortized to expense during the year........................    (240.9)    (449.6)    (472.6)
Adjustment for discontinued operations......................       3.4      ( 0.2)     --
Adjustment to equity during the year........................      39.3        7.3      (11.1)
Adjustment due to distribution of subsidiaries..............    (162.7)     --         --
Adjustment for cession of disability income insurance.......     --         --         (38.6)
Adjustment for revision of universal and variable universal
  life insurance mortality assumptions......................     --         --          50.8
                                                              --------   --------   --------
Balance at end of year......................................  $1,219.5   $1,161.2   $  965.5
                                                              ========   ========   ========

At October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.8 million recapitalization of deferred policy acquisition costs.

19.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates of liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $601.3 million and $568.0 million at December 31, 1999 and 1998, respectively. Accident and health claim liabilities were re-estimated for all prior years and were increased by $51.2 million and $14.6 million in 1999 and 1998, respectively. The increase in 1999 resulted from the Company's reserve strengthening primarily in the EBS and reinsurance pool business. The 1998 increase also resulted from the Company's reserve strengthening, primarily in the assumed reinsurance and stop loss only business.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Reserve for losses and LAE, beginning of the year...........  $2,597.3   $2,615.4   $2,744.1
Incurred losses and LAE, net of reinsurance recoverable:
  Provision for insured events of the current year..........     795.6    1,609.0    1,564.1
  Decrease in provision for insured events of prior years...     (96.1)    (127.2)    (127.9)
                                                              --------   --------   --------
Total incurred losses and LAE...............................     699.5    1,481.8    1,436.2
                                                              --------   --------   --------
Payments, net of reinsurance recoverable:
  Losses and LAE attributable to insured events of current
    year....................................................     342.1      871.9      775.1
  Losses and LAE attributable to insured events of prior
    years...................................................     424.2      643.0      732.1
                                                              --------   --------   --------
Total payments                                                   766.3    1,514.9    1,507.2
Change in reinsurance recoverable on unpaid losses..........      44.3       15.0      (50.2)
Distribution of subsidiaries................................  (2,574.8)     --         --
Other (1)...................................................     --         --          (7.5)
                                                              --------   --------   --------
Reserve for losses and LAE, end of year.....................  $  --      $2,597.3   $2,615.4
                                                              ========   ========   ========

(1) Includes purchase accounting adjustments.

As part of an ongoing process, the reserves have been re-estimated for all prior accident years and were decreased by $96.1 million, $127.2 million and $127.9 million in 1999, 1998 and 1997, respectively, reflecting increased favorable development on reserves for both losses and loss adjustment expenses.

Favorable development on prior years' loss reserves was $52.0 million, $58.9 million, and $87.2 million prior to the AFC corporate reorganization in 1999 and for the years ended December 31, 1998 and 1997, respectively. Favorable development on prior year's loss adjustment expense reserves was $44.1 million, $68.3 million, and $40.7 million prior to the AFC corporate reorganization in 1999 and for the years ended December 31, 1998 and 1997, respectively. The increase in favorable development 1998 is primarily attributable to claims process improvement initiatives taken by the Company. The Company has lowered claim settlement costs through increased utilization of in-house attorneys and consolidation of claim offices.

This favorable development reflects the Company's reserving philosophy consistently applied over these periods. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future.

Due to the nature of the business written by the Risk Management segment, the exposure to environmental liabilities is relatively small and therefore its reserves are relatively small compared to other types of liabilities. Due to the AFC corporate reorganization, the Company had no exposure for this item at December 31, 1999. Loss and LAE reserves related to environmental damage and toxic tort liability, included in the reserve for losses and LAE, were $49.9 million and $53.1 million, net of reinsurance of $14.2 million and $15.7 million in 1998 and 1997, respectively. The Company does not specifically underwrite policies that include this coverage, but as case law expands policy provisions and insurers' liability beyond the intended coverage, the Company may be required to defend such claims. The Company estimated its ultimate liability for these claims based upon currently known facts, reasonable assumptions where the facts are not known,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

current law and methodologies currently available. Although these claims are not significant, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become significant. The Company believes that, notwithstanding the evolution of case law expanding liability in environmental claims, recorded reserves related to these claims are adequate. In addition, the Company is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

20.  MINORITY INTEREST

As a result of the Company's divestiture of certain of its subsidiaries including its 84.5% ownership of the outstanding shares of the common stock of Allmerica P&C effective July 1, 1999, there is no minority interest reflected on the Consolidated Balance Sheets as of December 31, 1999. In prior years, the Company's interest in Allmerica P&C was represented by ownership of 70.0% and 65.8% of the outstanding shares of common stock at December 31, 1998 and 1997, respectively. Earnings and shareholder's equity attributable to minority shareholders are included in minority interest in the consolidated financial statements through the period ended June 30, 1999 and for the years ended December 31, 1998 and 1997.

21.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries, including FAFLIC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, the plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, the Company and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. FAFLIC recognized a $31.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

22.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. In 1999, 49 out of 50 states have adopted the National Association of Insurance Commissioners proposed Codification, which provides for uniform statutory accounting principles. These principles are effective January 1, 2001. The Company is currently assessing the impact that the adoption of Codification will have on its statutory results of operations and financial position.

Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Statutory Net Income (Combined)
  Property and Casualty Companies...........................   $322.6    $  180.7   $  190.3
  Life and Health Companies.................................    239.0        86.4      191.2

Statutory Shareholder's Surplus (Combined)
  Property and Casualty Companies (See Note 3)..............   $--       $1,269.3   $1,279.6
  Life and Health Companies.................................    590.1     1,164.1    1,221.3

23.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

During the second quarter of 2000, AFC adopted a formal company-wide restructuring plan. This plan is the result of a corporate initiative that began in the fall of 1999, intended to reduce expenses and enhance revenues. As a result of this restructuring plan, FAFLIC recognized a pre-tax restructuring charge of $11.0 million for the quarter ended June 30, 2000. Approximately
$1.9 million of this charge relates to severance and other employee related costs resulting from the elimination of positions. All levels of employees, from staff to senior management, were affected by the restructuring. In addition, approximately $9.1 million of this charge relates to other restructuring costs, including one-time project costs.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of First Allmerica Financial Life Insurance Company and the Policyowners of the Group VEL Account of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Group VEL Account of First Allmerica Financial Life Insurance Company at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of First Allmerica Financial Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
April 3, 2000

                               GROUP VEL ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                                                                                                         SELECT
                                                  INVESTMENT       MONEY      EQUITY     GOVERNMENT    AGGRESSIVE    SELECT
                                      GROWTH     GRADE INCOME     MARKET       INDEX        BOND         GROWTH      GROWTH
                                     ---------   -------------   ---------   ---------   -----------   ----------   ---------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................  $     555     $     269     $     254   $     606    $     259    $     538    $     678
Investments in shares of Fidelity
  Variable Insurance Products
  Funds (VIP)......................         --            --            --          --           --           --           --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................         --            --            --          --           --           --           --
Investment in shares of Delaware
  Group Premium Fund...............         --            --            --          --           --           --           --
Investments in shares of Mutual
  Fund Variable Annuity
  Trust (MFVAT)....................         --            --            --          --           --           --           --
                                     ---------     ---------     ---------   ---------    ---------    ---------    ---------
  Total assets.....................        555           269           254         606          259          538          678

LIABILITIES:                                --            --            --          --           --           --           --
                                     ---------     ---------     ---------   ---------    ---------    ---------    ---------
  Net assets.......................  $     555     $     269     $     254   $     606    $     259    $     538    $     678
                                     =========     =========     =========   =========    =========    =========    =========

Net asset distribution by category:
  Variable life policies...........  $      --     $      --     $      --   $      --    $      --    $      --    $      --
  Value of investment by First
    Allmerica Financial Life
    Insurance
    Company (Sponsor)..............        555           269           254         606          259          538          678
                                     ---------     ---------     ---------   ---------    ---------    ---------    ---------
                                     $     555     $     269     $     254   $     606    $     259    $     538    $     678
                                     =========     =========     =========   =========    =========    =========    =========

Units outstanding, December 31,
  1999.............................        200           200           200         200          200          200          200
Net asset value per unit,
  December 31, 1999................  $2.775324     $1.343406     $1.271987   $3.030118    $1.292948    $2.688321    $3.391320

                                       SELECT                        SELECT
                                       GROWTH      SELECT VALUE   INTERNATIONAL
                                     AND INCOME    OPPORTUNITY       EQUITY
                                     -----------   ------------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................   $     494     $     355       $     443
Investments in shares of Fidelity
  Variable Insurance Products
  Funds (VIP)......................          --            --              --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................          --            --              --
Investment in shares of Delaware
  Group Premium Fund...............          --            --              --
Investments in shares of Mutual
  Fund Variable Annuity
  Trust (MFVAT)....................          --            --              --
                                      ---------     ---------       ---------
  Total assets.....................         494           355             443
LIABILITIES:                                 --            --              --
                                      ---------     ---------       ---------
  Net assets.......................   $     494     $     355       $     443
                                      =========     =========       =========
Net asset distribution by category:
  Variable life policies...........   $      --     $      --       $      --
  Value of investment by First
    Allmerica Financial Life
    Insurance
    Company (Sponsor)..............         494           355             443
                                      ---------     ---------       ---------
                                      $     494     $     355       $     443
                                      =========     =========       =========
Units outstanding, December 31,
  1999.............................         200           200             200
Net asset value per unit,
  December 31, 1999................   $2.472360     $1.773597       $2.213318

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                                               SELECT        SELECT      SELECT
                                                              CAPITAL       EMERGING    STRATEGIC   FIDELITY VIP   FIDELITY VIP
                                                            APPRECIATION   MARKETS(A)   GROWTH(A)   HIGH INCOME    EQUITY-INCOME
                                                            ------------   ----------   ---------   ------------   -------------
ASSETS:
Investments in shares of Allmerica Investment Trust.......   $     494     $      --    $     --     $      --       $      --
Investments in shares of Fidelity Variable Insurance
  Products
  Funds (VIP).............................................          --            --          --           307             418
Investment in shares of T. Rowe Price International
  Series, Inc.............................................          --            --          --            --              --
Investment in shares of Delaware Group Premium Fund.......          --            --          --            --              --
Investments in shares of Mutual Fund Variable Annuity
  Trust (MFVAT)...........................................          --            --          --            --              --
                                                             ---------     ---------    ---------    ---------       ---------
  Total assets............................................         494            --          --           307             418

LIABILITIES:                                                        --            --          --            --              --
                                                             ---------     ---------    ---------    ---------       ---------
  Net assets..............................................   $     494     $      --    $     --     $     307       $     418
                                                             =========     =========    =========    =========       =========

Net asset distribution by category:
  Variable life policies..................................   $      --     $      --    $     --     $      --       $      --
  Value of investment by First Allmerica Financial Life
    Insurance Company (Sponsor)...........................         494            --          --           307             418
                                                             ---------     ---------    ---------    ---------       ---------
                                                             $     494     $      --    $     --     $     307       $     418
                                                             =========     =========    =========    =========       =========

Units outstanding, December 31, 1999......................         200            --          --           200             200
Net asset value per unit, December 31, 1999...............   $2.472363     $1.000000    $1.000000    $1.536249       $2.088724


                                                            FIDELITY VIP   FIDELITY VIP   FIDELITY VIP II   FIDELITY VIP II
                                                               GROWTH        OVERSEAS      ASSET MANAGER     INDEX 500(A)
                                                            ------------   ------------   ---------------   ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust.......   $      --      $      --        $      --         $      --
Investments in shares of Fidelity Variable Insurance
  Products   Funds (VIP)..................................         677            437              398                --
Investment in shares of T. Rowe Price International
  Series, Inc.............................................          --             --               --                --
Investment in shares of Delaware Group Premium Fund.......          --             --               --                --
Investments in shares of Mutual Fund Variable Annuity
  Trust (MFVAT)...........................................          --             --               --                --
                                                             ---------      ---------        ---------         ---------
  Total assets............................................         677            437              398                --
LIABILITIES:                                                        --             --               --                --
                                                             ---------      ---------        ---------         ---------
  Net assets..............................................   $     677      $     437        $     398         $      --
                                                             =========      =========        =========         =========
Net asset distribution by category:
  Variable life policies..................................   $      --      $      --        $      --         $      --
  Value of investment by First Allmerica Financial Life
    Insurance Company (Sponsor)...........................         677            437              398                --
                                                             ---------      ---------        ---------         ---------
                                                             $     677      $     437        $     398         $      --
                                                             =========      =========        =========         =========
Units outstanding, December 31, 1999......................         200            200              200                --
Net asset value per unit, December 31, 1999...............   $3.383657      $2.183371        $1.987615         $1.000000

                                                            T. ROWE PRICE
                                                            INTERNATIONAL
                                                              STOCK(A)
                                                            -------------
ASSETS:
Investments in shares of Allmerica Investment Trust.......    $      --
Investments in shares of Fidelity Variable Insurance
  Products
  Funds (VIP).............................................           --
Investment in shares of T. Rowe Price International
  Series, Inc.............................................           --
Investment in shares of Delaware Group Premium Fund.......           --
Investments in shares of Mutual Fund Variable Annuity
  Trust (MFVAT)...........................................           --
                                                              ---------
  Total assets............................................           --
LIABILITIES:                                                         --
                                                              ---------
  Net assets..............................................    $      --
                                                              =========
Net asset distribution by category:
  Variable life policies..................................    $      --
  Value of investment by First Allmerica Financial Life
    Insurance Company (Sponsor)...........................           --
                                                              ---------
                                                              $      --
                                                              =========
Units outstanding, December 31, 1999......................           --
Net asset value per unit, December 31, 1999...............    $1.000000

(a) For the period ended 12/31/99, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                         DGPF                          DGPF          DGPF                      DGPF
                                       GROWTH &         DGPF          CAPITAL        CASH         DGPF       DELAWARE
                                      INCOME(A)     DELCHESTER(A)   RESERVES(A)   RESERVES(A)   DELCAP(A)   BALANCED(A)
                                     ------------   -------------   -----------   -----------   ---------   -----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................   $      --       $      --      $      --     $      --    $     --     $      --
Investments in shares of Fidelity
  Variable Insurance Products
  Funds (VIP)......................          --              --             --            --          --            --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................          --              --             --            --          --            --
Investment in shares of Delaware
  Group Premium Fund...............          --              --             --            --          --            --
Investments in shares of Mutual
  Fund Variable Annuity
  Trust (MFVAT)....................          --              --             --            --          --            --
                                      ---------       ---------      ---------     ---------    ---------    ---------
  Total assets.....................          --              --             --            --          --            --

LIABILITIES:                                 --              --             --            --          --            --
                                      ---------       ---------      ---------     ---------    ---------    ---------
  Net assets.......................   $      --       $      --      $      --     $      --    $     --     $      --
                                      =========       =========      =========     =========    =========    =========

Net asset distribution by category:
  Variable life policies...........   $      --       $      --      $      --     $      --    $     --     $      --
  Value of investment by First
    Allmerica Financial Life
    Insurance
    Company (Sponsor)..............          --              --             --            --          --            --
                                      ---------       ---------      ---------     ---------    ---------    ---------
                                      $      --       $      --      $      --     $      --    $     --     $      --
                                      =========       =========      =========     =========    =========    =========

Units outstanding, December 31,
  1999.............................          --              --             --            --          --            --
Net asset value per unit,
  December 31, 1999................   $1.000000       $1.000000      $1.000000     $1.000000    $1.000000    $1.000000

                                         DGPF           DGPF                    DGPF
                                     INTERNATIONAL   SMALL CAP      DGPF      STRATEGIC
                                        EQUITY        VALUE(A)    TREND(A)    INCOME(A)
                                     -------------   ----------   ---------   ---------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................    $      --     $      --    $      --   $      --
Investments in shares of Fidelity
  Variable Insurance Products
  Funds (VIP)......................           --            --           --          --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................           --            --           --          --
Investment in shares of Delaware
  Group Premium Fund...............          356            --           --          --
Investments in shares of Mutual
  Fund Variable Annuity
  Trust (MFVAT)....................           --            --           --          --
                                       ---------     ---------    ---------   ---------
  Total assets.....................          356            --           --          --
LIABILITIES:                                  --            --           --          --
                                       ---------     ---------    ---------   ---------
  Net assets.......................    $     356     $      --    $      --   $      --
                                       =========     =========    =========   =========
Net asset distribution by category:
  Variable life policies...........    $      --     $      --    $      --   $      --
  Value of investment by First
    Allmerica Financial Life
    Insurance
    Company (Sponsor)..............          356            --           --          --
                                       ---------     ---------    ---------   ---------
                                       $     356     $      --    $      --   $      --
                                       =========     =========    =========   =========
Units outstanding, December 31,
  1999.............................          200            --           --          --
Net asset value per unit,
  December 31, 1999................    $1.777906     $1.000000    $1.000000   $1.000000

(a) For the period ended 12/31/99, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                                                          DGPF                                    DGPF
                                                             DGPF       EMERGING    DGPF SOCIAL      DGPF      AGGRESSIVE
                                                           DEVON(A)    MARKETS(A)   AWARENESS(A)    REIT(A)    GROWTH(A)
                                                           ---------   ----------   ------------   ---------   ----------
ASSETS:
Investments in shares of Allmerica Investment Trust......  $      --   $      --     $      --     $      --   $      --
Investments in shares of Fidelity Variable Insurance
  Products
  Funds (VIP)............................................         --          --            --            --          --
Investment in shares of T. Rowe Price International
  Series, Inc............................................         --          --            --            --          --
Investment in shares of Delaware Group Premium Fund......         --          --            --            --          --
Investments in shares of Mutual Fund Variable Annuity
  Trust (MFVAT)..........................................         --          --            --            --          --
                                                           ---------   ---------     ---------     ---------   ---------
  Total assets...........................................         --          --            --            --          --

LIABILITIES:                                                      --          --            --            --          --
                                                           ---------   ---------     ---------     ---------   ---------
  Net assets.............................................  $      --   $      --     $      --     $      --   $      --
                                                           =========   =========     =========     =========   =========

Net asset distribution by category:
  Variable life policies.................................  $      --   $      --     $      --     $      --   $      --
  Value of investment by First Allmerica Financial Life
    Insurance Company (Sponsor)..........................         --          --            --            --          --
                                                           ---------   ---------     ---------     ---------   ---------
                                                           $      --   $      --     $      --     $      --   $      --
                                                           =========   =========     =========     =========   =========

Units outstanding, December 31, 1999.....................         --          --            --            --          --
Net asset value per unit, December 31, 1999..............  $1.000000   $1.000000     $1.000000     $1.000000   $1.000000

                                                                              MFVAT
                                                                              U.S.           MFVAT          MFVAT         MFVAT
                                                             DGPF U.S.     GOVERNMENT        ASSET          GROWTH       CAPITAL
                                                             GROWTH(A)      INCOME(A)    ALLOCATION(A)   & INCOME(A)    GROWTH(A)
                                                           -------------   -----------   -------------   ------------   ---------
ASSETS:
Investments in shares of Allmerica Investment Trust......    $      --      $      --      $      --      $      --     $     --
Investments in shares of Fidelity Variable Insurance
  Products
  Funds (VIP)............................................           --             --             --             --           --
Investment in shares of T. Rowe Price International
  Series, Inc............................................           --             --             --             --           --
Investment in shares of Delaware Group Premium Fund......           --             --             --             --           --
Investments in shares of Mutual Fund Variable Annuity
  Trust (MFVAT)..........................................           --             --             --             --           --
                                                             ---------      ---------      ---------      ---------     ---------
  Total assets...........................................           --             --             --             --           --
LIABILITIES:                                                        --             --             --             --           --
                                                             ---------      ---------      ---------      ---------     ---------
  Net assets.............................................    $      --      $      --      $      --      $      --     $     --
                                                             =========      =========      =========      =========     =========
Net asset distribution by category:
  Variable life policies.................................    $      --      $      --      $      --      $      --     $     --
  Value of investment by First Allmerica Financial Life
    Insurance Company (Sponsor)..........................           --             --             --             --           --
                                                             ---------      ---------      ---------      ---------     ---------
                                                             $      --      $      --      $      --      $      --     $     --
                                                             =========      =========      =========      =========     =========
Units outstanding, December 31, 1999.....................           --             --             --             --           --
Net asset value per unit, December 31, 1999..............    $1.000000      $1.000000      $1.000000      $1.000000     $1.000000


                                                               MFVAT
                                                           INTERNATIONAL
                                                             EQUITY(A)
                                                           -------------
ASSETS:
Investments in shares of Allmerica Investment Trust......    $      --
Investments in shares of Fidelity Variable Insurance
  Products
  Funds (VIP)............................................           --
Investment in shares of T. Rowe Price International
  Series, Inc............................................           --
Investment in shares of Delaware Group Premium Fund......           --
Investments in shares of Mutual Fund Variable Annuity
  Trust (MFVAT)..........................................           --
                                                             ---------
  Total assets...........................................           --
LIABILITIES:                                                        --
                                                             ---------
  Net assets.............................................    $      --
                                                             =========
Net asset distribution by category:
  Variable life policies.................................    $      --
  Value of investment by First Allmerica Financial Life
    Insurance Company (Sponsor)..........................           --
                                                             ---------
                                                             $      --
                                                             =========
Units outstanding, December 31, 1999.....................           --
Net asset value per unit, December 31, 1999..............    $1.000000

(a) For the period ended 12/31/99, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                            STATEMENTS OF OPERATIONS

                                                                             INVESTMENT GRADE
                                                 GROWTH                           INCOME
                                                FOR THE                          FOR THE
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends........................    $  3       $ 4        $ 6        $ 17       $15        $15
                                       ----       ---        ---        ----       ---        ---
  Net investment income (loss).....       3         4          6          17        15         15
                                       ----       ---        ---        ----       ---        ---

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio sponsors.............      45         4         58          --        --         --
  Net realized gain (loss) from
    sales of investments...........      --        --         --          --        --         --
                                       ----       ---        ---        ----       ---        ---
    Net realized gain (loss).......      45         4         58          --        --         --
  Net unrealized gain (loss).......      78        61          9         (19)        5          6
                                       ----       ---        ---        ----       ---        ---
    Net realized and unrealized
     gain (loss)...................     123        65         67         (19)        5          6
                                       ----       ---        ---        ----       ---        ---
    Net increase (decrease) in net
     assets from operations........    $126       $69        $73        $ (2)      $20        $21
                                       ====       ===        ===        ====       ===        ===


                                              MONEY MARKET                     EQUITY INDEX
                                                FOR THE                          FOR THE
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends........................    $12        $12        $12        $  5       $  5       $ 4
                                       ---        ---        ---        ----       ----       ---
  Net investment income (loss).....     12         12         12           5          5         4
                                       ---        ---        ---        ----       ----       ---
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio sponsors.............     --         --         --           1         12        11
  Net realized gain (loss) from
    sales of investments...........     --         --         --          --         --        --
                                       ---        ---        ---        ----       ----       ---
    Net realized gain (loss).......     --         --         --           1         12        11
  Net unrealized gain (loss).......     --         --         --          97         94        81
                                       ---        ---        ---        ----       ----       ---
    Net realized and unrealized
     gain (loss)...................     --         --         --          98        106        92
                                       ---        ---        ---        ----       ----       ---
    Net increase (decrease) in net
     assets from operations........    $12        $12        $12        $103       $111       $96
                                       ===        ===        ===        ====       ====       ===

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                            SELECT AGGRESSIVE
                                            GOVERNMENT BOND                       GROWTH
                                                FOR THE                          FOR THE
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends........................    $ 15       $14        $13        $ --       $--        $--
                                       ----       ---        ---        ----       ---        ---
  Net investment income (loss).....      15        14         13          --        --         --
                                       ----       ---        ---        ----       ---        ---

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio sponsors.............      --        --         --          --        --         29
  Net realized gain (loss) from
    sales of investments...........      --        --         --          --        --         --
                                       ----       ---        ---        ----       ---        ---
    Net realized gain (loss).......      --        --         --          --        --         29
  Net unrealized gain (loss).......     (14)        4          3         150        37         27
                                       ----       ---        ---        ----       ---        ---
    Net realized and unrealized
     gain (loss)...................     (14)        4          3         150        37         56
                                       ----       ---        ---        ----       ---        ---
    Net increase (decrease) in net
     assets from operations........    $  1       $18        $16        $150       $37        $56
                                       ====       ===        ===        ====       ===        ===

                                                                            SELECT GROWTH AND
                                             SELECT GROWTH                        INCOME
                                                FOR THE                          FOR THE
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends........................    $ --       $ --       $ 1        $ 5        $ 5        $ 4
                                       ----       ----       ---        ---        ---        ---
  Net investment income (loss).....      --         --         1          5          5          4
                                       ----       ----       ---        ---        ---        ---
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio sponsors.............      18          4        20         34          1         31
  Net realized gain (loss) from
    sales of investments...........      --         --        --         --         --         --
                                       ----       ----       ---        ---        ---        ---
    Net realized gain (loss).......      18          4        20         34          1         31
  Net unrealized gain (loss).......     137        133        77         37         53         31
                                       ----       ----       ---        ---        ---        ---
    Net realized and unrealized
     gain (loss)...................     155        137        97         71         54         62
                                       ----       ----       ---        ---        ---        ---
    Net increase (decrease) in net
     assets from operations........    $155       $137       $98        $76        $59        $66
                                       ====       ====       ===        ===        ===        ===

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                              SELECT VALUE                 SELECT INTERNATIONAL
                                              OPPORTUNITY                         EQUITY
                                                FOR THE                          FOR THE
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends........................    $ --       $ 3        $ 2        $ --       $ 4        $ 7
                                       ----       ---        ---        ----       ---        ---
  Net investment income (loss).....      --         3          2          --         4          7
                                       ----       ---        ---        ----       ---        ---

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio sponsors.............      21         1         47          --        --          9
  Net realized gain (loss) from
    sales of investments...........      --        --         --          --        --         --
                                       ----       ---        ---        ----       ---        ---
    Net realized gain (loss).......      21         1         47          --        --          9
  Net unrealized gain (loss).......     (38)       13         22         107        43         (3)
                                       ----       ---        ---        ----       ---        ---
    Net realized and unrealized
     gain (loss)...................     (17)       14         69         107        43          6
                                       ----       ---        ---        ----       ---        ---
    Net increase (decrease) in net
     assets from operations........    $(17)      $17        $71        $107       $47        $13
                                       ====       ===        ===        ====       ===        ===

                                               SELECT CAPITAL                    FIDELITY VIP HIGH
                                                APPRECIATION                           INCOME
                                                   FOR THE                            FOR THE
                                                 YEAR ENDED                          YEAR ENDED
                                                DECEMBER 31,                        DECEMBER 31,
                                     -----------------------------------   ------------------------------
                                       1999        1998          1997        1999       1998       1997
                                     --------   -----------   ----------   --------   --------   --------
INVESTMENT INCOME:
  Dividends........................    $ --     $       --    $      --      $26        $ 21       $18
                                       ----     -----------   ----------     ---        ----       ---
  Net investment income (loss).....      --             --           --       26          21        18
                                       ----     -----------   ----------     ---        ----       ---
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio sponsors.............       1             60           --        1          13         2
  Net realized gain (loss) from
    sales of investments...........      --             --           --       --          --        --
                                       ----     -----------   ----------     ---        ----       ---
    Net realized gain (loss).......       1             60           --        1          13         2
  Net unrealized gain (loss).......      99            (12)          43       (4)        (47)       25
                                       ----     -----------   ----------     ---        ----       ---
    Net realized and unrealized
     gain (loss)...................     100             48           43       (3)        (34)       27
                                       ----     -----------   ----------     ---        ----       ---
    Net increase (decrease) in net
     assets from operations........    $100     $       48    $      43      $23        $(13)      $45
                                       ====     ===========   ==========     ===        ====       ===

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                       FIDELITY VIP
                                                                      EQUITY-INCOME                 FIDELITY VIP GROWTH
                                                                         FOR THE                          FOR THE
                                                                        YEAR ENDED                       YEAR ENDED
                                                                       DECEMBER 31,                     DECEMBER 31,
                                                              ------------------------------   ------------------------------
                                                                1999       1998       1997       1999       1998       1997
                                                              --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends.................................................    $ 6        $ 5        $ 4        $  1       $  2       $  1
                                                                ---        ---        ---        ----       ----       ----
  Net investment income (loss)..............................      6          5          4           1          2          1
                                                                ---        ---        ---        ----       ----       ----

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors.......     13         18         24          55         47          9
  Net realized gain (loss) from sales of investments........     --         --         --          --         --         --
                                                                ---        ---        ---        ----       ----       ----
    Net realized gain (loss)................................     13         18         24          55         47          9
  Net unrealized gain (loss)................................      6         18         49         129         90         57
                                                                ---        ---        ---        ----       ----       ----
    Net realized and unrealized gain (loss).................     19         36         73         184        137         66
                                                                ---        ---        ---        ----       ----       ----
    Net increase (decrease) in net assets from operations...    $25        $41        $77        $185       $139       $ 67
                                                                ===        ===        ===        ====       ====       ====

                                                                       FIDELITY VIP                FIDELITY VIP II ASSET
                                                                         OVERSEAS                         MANAGER
                                                                         FOR THE                          FOR THE
                                                                        YEAR ENDED                       YEAR ENDED
                                                                       DECEMBER 31,                     DECEMBER 31,
                                                              ------------------------------   ------------------------------
                                                                1999       1998       1997       1999       1998       1997
                                                              --------   --------   --------   --------   --------   --------
INVESTMENT INCOME:
  Dividends.................................................    $  5       $ 5        $ 5        $12        $10        $ 8
                                                                ----       ---        ---        ---        ---        ---
  Net investment income (loss)..............................       5         5          5         12         10          8
                                                                ----       ---        ---        ---        ---        ---
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors.......       8        16         17         15         30         23
  Net realized gain (loss) from sales of investments........      --        --         --         --         --         --
                                                                ----       ---        ---        ---        ---        ---
    Net realized gain (loss)................................       8        16         17         15         30         23
  Net unrealized gain (loss)................................     118        13          7         13          7         22
                                                                ----       ---        ---        ---        ---        ---
    Net realized and unrealized gain (loss).................     126        29         24         28         37         45
                                                                ----       ---        ---        ---        ---        ---
    Net increase (decrease) in net assets from operations...    $131       $34        $29        $40        $47        $53
                                                                ====       ===        ===        ===        ===        ===

                                                                    DGPF INTERNATIONAL
                                                                          EQUITY
                                                                         FOR THE
                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
INVESTMENT INCOME:
  Dividends.................................................    $ 7        $11        $ 9
                                                                ---        ---        ---
  Net investment income (loss)..............................      7         11          9
                                                                ---        ---        ---
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors.......     --         --         --
  Net realized gain (loss) from sales of investments........     --         --
                                                                ---        ---        ---
    Net realized gain (loss)................................     --         --         --
  Net unrealized gain (loss)................................     42         18          8
                                                                ---        ---        ---
    Net realized and unrealized gain (loss).................     42         18          8
                                                                ---        ---        ---
    Net increase (decrease) in net assets from operations...    $49        $29        $17
                                                                ===        ===        ===

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                             INVESTMENT GRADE
                                                 GROWTH                           INCOME
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $  3       $  4       $  6       $ 17       $ 15       $ 15
    Net realized gain (loss).......      45          4         58         --         --         --
    Net unrealized gain (loss).....      78         61          9        (19)         5          6
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from operations........     126         69         73         (2)        20         21
                                       ----       ----       ----       ----       ----       ----

  FROM POLICY TRANSACTIONS:              --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from policy
     transactions..................      --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets........................     126         69         73         (2)        20         21

NET ASSETS:
  Beginning of year................     429        360        287        271        251        230
                                       ----       ----       ----       ----       ----       ----
  End of year......................    $555       $429       $360       $269       $271       $251
                                       ====       ====       ====       ====       ====       ====


                                              MONEY MARKET                     EQUITY INDEX
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $ 12       $ 12       $ 12       $  5       $  5       $  4
    Net realized gain (loss).......      --         --         --          1         12         11
    Net unrealized gain (loss).....      --         --         --         97         94         81
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from operations........      12         12         12        103        111         96
                                       ----       ----       ----       ----       ----       ----
  FROM POLICY TRANSACTIONS:              --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from policy
     transactions..................      --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets........................      12         12         12        103        111         96
NET ASSETS:
  Beginning of year................     242        230        218        503        392        296
                                       ----       ----       ----       ----       ----       ----
  End of year......................    $254       $242       $230       $606       $503       $392
                                       ====       ====       ====       ====       ====       ====

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                            SELECT AGGRESSIVE
                                            GOVERNMENT BOND                       GROWTH
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $ 15       $ 14       $ 13       $ --       $ --       $ --
    Net realized gain (loss).......      --         --         --         --         --         29
    Net unrealized gain (loss).....     (14)         4          3        150         37         27
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from operations........       1         18         16        150         37         56
                                       ----       ----       ----       ----       ----       ----

  FROM POLICY TRANSACTIONS:              --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from policy
     transactions..................      --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets........................       1         18         16        150         37         56

NET ASSETS:
  Beginning of year................     258        240        224        388        351        295
                                       ----       ----       ----       ----       ----       ----
  End of year......................    $259       $258       $240       $538       $388       $351
                                       ====       ====       ====       ====       ====       ====

                                                                            SELECT GROWTH AND
                                             SELECT GROWTH                        INCOME
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $ --       $ --       $  1       $  5       $  5       $  4
    Net realized gain (loss).......      18          4         20         34          1         31
    Net unrealized gain (loss).....     137        133         77         37         53         31
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from operations........     155        137         98         76         59         66
                                       ----       ----       ----       ----       ----       ----
  FROM POLICY TRANSACTIONS:              --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from policy
     transactions..................      --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets........................     155        137         98         76         59         66
NET ASSETS:
  Beginning of year................     523        386        288        418        359        293
                                       ----       ----       ----       ----       ----       ----
  End of year......................    $678       $523       $386       $494       $418       $359
                                       ====       ====       ====       ====       ====       ====

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                              SELECT VALUE                 SELECT INTERNATIONAL
                                              OPPORTUNITY                         EQUITY
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $ --       $  3       $  2       $ --       $  4       $  7
    Net realized gain (loss).......      21          1         47         --         --          9
    Net unrealized gain (loss).....     (38)        13         22        107         43         (3)
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from operations........     (17)        17         71        107         47         13
                                       ----       ----       ----       ----       ----       ----

  FROM POLICY TRANSACTIONS:              --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from policy
     transactions..................      --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets........................     (17)        17         71        107         47         13

NET ASSETS:
  Beginning of year................     372        355        284        336        289        276
                                       ----       ----       ----       ----       ----       ----
  End of year......................    $355       $372       $355       $443       $336       $289
                                       ====       ====       ====       ====       ====       ====

                                             SELECT CAPITAL                 FIDELITY VIP HIGH
                                              APPRECIATION                        INCOME
                                               YEAR ENDED                       YEAR ENDED
                                              DECEMBER 31,                     DECEMBER 31,
                                     ------------------------------   ------------------------------
                                       1999       1998       1997       1999       1998       1997
                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $ --       $ --       $ --       $ 26       $ 21       $ 18
    Net realized gain (loss).......       1         60         --          1         13          2
    Net unrealized gain (loss).....      99        (12)        43         (4)       (47)        25
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from operations........     100         48         43         23        (13)        45
                                       ----       ----       ----       ----       ----       ----
  FROM POLICY TRANSACTIONS:              --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets from policy
     transactions..................      --         --         --         --         --         --
                                       ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net
     assets........................     100         48         43         23        (13)        45
NET ASSETS:
  Beginning of year................     394        346        303        284        297        252
                                       ----       ----       ----       ----       ----       ----
  End of year......................    $494       $394       $346       $307       $284       $297
                                       ====       ====       ====       ====       ====       ====

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                       FIDELITY VIP
                                                                      EQUITY-INCOME                 FIDELITY VIP GROWTH
                                                                        YEAR ENDED                       YEAR ENDED
                                                                       DECEMBER 31,                     DECEMBER 31,
                                                              ------------------------------   ------------------------------
                                                                1999       1998       1997       1999       1998       1997
                                                              --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............................    $  6       $  5       $  4       $  1       $  2       $  1
    Net realized gain (loss)................................      13         18         24         55         47          9
    Net unrealized gain (loss)..............................       6         18         49        129         90         57
                                                                ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net assets from operations...      25         41         77        185        139         67
                                                                ----       ----       ----       ----       ----       ----

  FROM POLICY TRANSACTIONS:                                       --         --         --         --         --         --
                                                                ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net assets from policy
      transactions..........................................      --         --         --         --         --         --
                                                                ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net assets...................      25         41         77        185        139         67

NET ASSETS:
  Beginning of year.........................................     393        352        275        492        353        286
                                                                ----       ----       ----       ----       ----       ----
  End of year...............................................    $418       $393       $352       $677       $492       $353
                                                                ====       ====       ====       ====       ====       ====

                                                                       FIDELITY VIP                FIDELITY VIP II ASSET
                                                                         OVERSEAS                         MANAGER
                                                                        YEAR ENDED                       YEAR ENDED
                                                                       DECEMBER 31,                     DECEMBER 31,
                                                              ------------------------------   ------------------------------
                                                                1999       1998       1997       1999       1998       1997
                                                              --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............................    $  5       $  5       $  5       $ 12       $ 10       $  8
    Net realized gain (loss)................................       8         16         17         15         30         23
    Net unrealized gain (loss)..............................     118         13          7         13          7         22
                                                                ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net assets from operations...     131         34         29         40         47         53
                                                                ----       ----       ----       ----       ----       ----
  FROM POLICY TRANSACTIONS:                                       --         --         --         --         --         --
                                                                ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net assets from policy
      transactions..........................................      --         --         --         --         --         --
                                                                ----       ----       ----       ----       ----       ----
    Net increase (decrease) in net assets...................     131         34         29         40         47         53
NET ASSETS:
  Beginning of year.........................................     306        272        243        358        311        258
                                                                ----       ----       ----       ----       ----       ----
  End of year...............................................    $437       $306       $272       $398       $358       $311
                                                                ====       ====       ====       ====       ====       ====

                                                                    DGPF INTERNATIONAL
                                                                          EQUITY
                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............................    $  7       $ 11       $  9
    Net realized gain (loss)................................      --         --         --
    Net unrealized gain (loss)..............................      42         18          8
                                                                ----       ----       ----
    Net increase (decrease) in net assets from operations...      49         29         17
                                                                ----       ----       ----
  FROM POLICY TRANSACTIONS:                                       --         --         --
                                                                ----       ----       ----
    Net increase (decrease) in net assets from policy
      transactions..........................................      --         --         --
                                                                ----       ----       ----
    Net increase (decrease) in net assets...................      49         29         17
NET ASSETS:
  Beginning of year.........................................     307        278        261
                                                                ----       ----       ----
  End of year...............................................    $356       $307       $278
                                                                ====       ====       ====

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    The Group VEL Account (Group VEL) is a separate investment account of First Allmerica Financial Life Insurance Company (the Company), established on November 13, 1996 (initial investment by the Company occurred on May 1, 1995), for the purpose of separating from the general assets of the Company those assets used to fund the variable portion of certain flexible premium variable life insurance policies issued by the Company. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Group VEL are clearly identified and distinguished from the other assets and liabilities of the Company. Group VEL cannot be charged with liabilities arising out of any other business of the Company.

    Group VEL is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Group VEL currently offers forty-one Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS), an indirect wholly-owned subsidiary of the Company; or of the Variable Insurance Products Fund (Fidelity VIP) or the Variable Insurance Products Fund II (Fidelity VIP
II), all of which are managed by Fidelity Management & Research Company (FMR); or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by Rowe Price-Fleming International, Inc.; and of The Delaware Group Premium Fund
(DGPF) managed by Delaware Management Company or Delaware International Advisers Ltd.; or of the Mutual Fund Variable Annuity Trust (MFVAT) managed by the Chase Manhattan Bank, N.A. The Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price, DGPF, and MFVAT (the Funds) are open-end, management investment companies registered under the 1940 Act.

    Effective May 1, 2000, AIT Investment Grade Income Fund will be renamed Select Investment Grade Income Fund and AIT Growth Fund will be renamed Core Equity Fund.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return. The Company anticipates no tax liability resulting from the operations of Group VEL. Therefore, no provision for income taxes has been charged against Group VEL.

                               GROUP VEL ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1999 were as follows:

                                                              PORTFOLIO INFORMATION
                                                        ---------------------------------
                                                                                NET ASSET
                                                        NUMBER OF   AGGREGATE     VALUE
INVESTMENT PORTFOLIO                                     SHARES       COST      PER SHARE
--------------------                                    ---------   ---------   ---------
Growth................................................     168        $372       $ 3.311
Investment Grade Income...............................     256         273         1.051
Money Market..........................................     254         254         1.000
Equity Index..........................................     149         265         4.060
Government Bond.......................................     256         264         1.011
Select Aggressive Growth..............................     158         249         3.411
Select Growth.........................................     222         286         3.049
Select Growth and Income..............................     256         317         1.933
Select Value Opportunity..............................     233         296         1.521
Select International Equity...........................     218         229         2.031
Select Capital Appreciation...........................     241         267         2.053
Select Emerging Markets...............................      --          --            --
Select Strategic Growth...............................      --          --            --
Fidelity VIP High Income..............................      27         302        11.310
Fidelity VIP Equity-Income............................      16         284        25.710
Fidelity VIP Growth...................................      12         334        54.930
Fidelity VIP Overseas.................................      16         260        27.440
Fidelity VIP II Asset Manager.........................      21         313        18.670
Fidelity VIP II Index 500.............................      --          --            --
T. Rowe Price International Stock.....................      --          --            --
DGPF Growth & Income..................................      --          --            --
DGPF Delchester.......................................      --          --            --
DGPF Capital Reserves.................................      --          --            --
DGPF Cash Reserves....................................      --          --            --
DGPF DelCap...........................................      --          --            --
DGPF Delaware Balanced................................      --          --            --
DGPF International Equity.............................      19         236        18.630
DGPF Small Cap Value..................................      --          --            --
DGPF Trend............................................      --          --            --
DGPF Strategic Income.................................      --          --            --
DGPF Devon............................................      --          --            --
DGPF Emerging Markets.................................      --          --            --
DGPF Social Awareness.................................      --          --            --
DGPF REIT.............................................      --          --            --
DGPF Aggressive Growth................................      --          --            --
DGPF U.S. Growth......................................      --          --            --
MFVAT U.S. Government Income..........................      --          --            --
MFVAT Asset Allocation................................      --          --            --
MFVAT Growth & Income.................................      --          --            --
MFVAT Capital Growth..................................      --          --            --
MFVAT International Equity............................      --          --            --

                               GROUP VEL ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- RELATED PARTY TRANSACTIONS

    On the date of issue and each monthly payment date thereafter, a monthly charge is deducted from the policy value to compensate the Company for the cost of insurance, which varies by policy, the cost of any additional benefits provided by rider, and a monthly administrative charge. The policyowner may instruct the Company to deduct this monthly charge from a specific Sub-Account, but if not so specified, it will be deducted on a pro-rata basis of allocation which is the same proportion that the policy value in the General Account of the Company and in each Sub-Account bear to the total policy value.

    The Company makes a charge of up to 0.90% per annum based on the average daily net asset value of each certificate (certificate value) in each Sub-Account for mortality and expense risks. This charge may be different between groups and increased or decreased within a group, subject to compliance with applicable state and federal requirements, but the total charge may not exceed 0.90% per annum. During the first 10 policy years, the Company may charge up to 0.25% per annum based on the certificate value in each Sub-Account for administrative expenses. For the years ended December 31, 1999, 1998, and 1997, there were no administrative expenses applicable to Group VEL.

    Allmerica Investments, Inc. (Allmerica Investments), an indirect wholly-owned subsidiary of the Company, is principal underwriter and general distributor of Group VEL, and does not receive any compensation for sales of Group VEL policies. Commissions are paid to registered representatives of Allmerica Investments and to independent broker-dealers by the Company. The current series of policies have a surrender charge and no deduction is made for sales charges at the time of the sale.

NOTE 5 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable life insurance policy, other than a policy issued in connection with certain types of employee benefit plans, will not be treated as a variable life insurance policy for federal income tax purposes for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Group VEL satisfies the current requirements of the regulations, and it intends that Group VEL will continue to meet such requirements.

                               GROUP VEL ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Funds by Group VEL during the year ended December 31, 1999 were as follows:

INVESTMENT PORTFOLIO                                          PURCHASES      SALES
--------------------                                          ---------   -----------
Growth......................................................    $ 48      $        --
Investment Grade Income.....................................      17               --
Money Market................................................      12               --
Equity Index................................................       6               --
Government Bond.............................................      15               --
Select Aggressive Growth....................................      --               --
Select Growth...............................................      19               --
Select Growth and Income....................................      39               --
Select Value Opportunity....................................      21               --
Select International Equity.................................      --               --
Select Capital Appreciation.................................       1               --
Select Emerging Markets.....................................      --               --
Select Strategic Growth.....................................      --               --
Fidelity VIP High Income....................................      27               --
Fidelity VIP Equity-Income..................................      19               --
Fidelity VIP Growth.........................................      56               --
Fidelity VIP Overseas.......................................      13               --
Fidelity VIP II Asset Manager...............................      27               --
Fidelity VIP II Index 500...................................      --               --
T. Rowe Price International Stock...........................      --               --
DGPF Growth & Income........................................      --               --
DGPF Delchester.............................................      --               --
DGPF Capital Reserves.......................................      --               --
DGPF Cash Reserves..........................................      --               --
DGPF DelCap.................................................      --               --
DGPF Delaware Balanced......................................      --               --
DGPF International Equity...................................       7               --
DGPF Small Cap Value........................................      --               --
DGPF Trend..................................................      --               --
DGPF Strategic Income.......................................      --               --
DGPF Devon..................................................      --               --
DGPF Emerging Markets.......................................      --               --
DGPF Social Awareness.......................................      --               --
DGPF REIT...................................................      --               --
DGPF Aggressive Growth......................................      --               --
DGPF U.S. Growth............................................      --               --
MFVAT U.S. Government Income................................      --               --
MFVAT Asset Allocation......................................      --               --
MFVAT Growth & Income.......................................      --               --
MFVAT Capital Growth........................................      --               --
MFVAT International Equity..................................      --               --
                                                                ----      -----------
Totals......................................................    $327      $        --
                                                                ====      ===========

                               GROUP VEL ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- PLAN OF SUBSTITUTION FOR PORTFOLIO OF THE TRUST

    An application has been filed with the Securities and Exchange Commission
(SEC) seeking an order approving the substitution of shares of the Select Investment Grade Income Fund (SIGIF) for all of the shares of the Select Income Fund (SIF). To the extent required by law, approvals of such substitution will also be obtained from the state insurance regulators in certain jurisdictions. The effect of the substitution will be to replace SIF shares with SIGIF shares. The substitution is planned to be effective on or about July 1, 2000.

PART II


UNDERTAKING TO FILE REPORTS
---------------------------

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.


RULE 484 UNDERTAKING
--------------------

To the fullest extent permissible under Massachusetts General Laws, no director should be personally liable to the Company or any policyholder for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provisions of law to the contrary; provided, however, that this provision shall not eliminate or limit the liability of a director;

1. for any breach of the director's duty of loyalty to the Company or its policyholders;

2. for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

3. for liability, if any, imposed on directors of mutual insurance companies pursuant to M.G.L.A. c. 156B Section 61 or M.G.L.A. c. 156B Section 63;

4. for any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


REPRESENTATIONS PURSUANT TO SECTION 26(E) OF THE INVESTMENT COMPANY ACT OF 1940
-------------------------------------------------------------------------------

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet
Cross-references for Prospectus to items required by Form N-8B-2
Prospectus consists of _____ pages
The undertaking to file reports
The undertaking pursuant to Rule 484 under the 1933 Act
Representations pursuant to Section 26(e) of the 1940 Act
The signatures

Written consents of the following persons:

1.   Actuarial Consent
1.   Opinion of Counsel
2.   Consent of Independent Accountants

The following exhibits:

     1. Exhibits (Exhibits required by paragraph A of the instructions to Form N-8B-2)

         (1) Certified copy of Resolutions of the Board of Directors of the Company of October 22, 1993 authorizing the Group VEL Account was previously filed in Registrant's Initial Registration Statement on June of 1996, and is incorporated by reference herein.

         (2)      Not Applicable.

         (3)      (a)      Underwriting and Administrative Services Agreement
                           between the Company and Allmerica Investments, Inc.
                           was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (b) Registered Representatives/Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (c) Sales Agreements with broker-dealers were previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and are incorporated by reference herein.

                  (d) Commission Schedule was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (e) General Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (f) Career Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (g) Form of Delaware Wholesaling Agreement was previously filed on December 15, 1998 in Post-Effective Amendment No. 6, and is incorporated by reference herein.

         (4)      Not Applicable.

         (5)      Policy and Policy riders are filed herewith.

         (6) Company's Restated Articles of Incorporation and Bylaws were previously filed in Registrant's initial Registration Statement, and are incorporated by reference herein.

         (7)      Not Applicable.

         (8)      (a)      Amendment dated October 30, 2000 to the Participation
                           Agreement between the Company and Allmerica
                           Investment Trust is filed herewith. Participation
                           Agreement between the Company and Allmerica
                           Investment Trust dated March 22, 2000 was previously filed on April 25, 2000 in Post-Effective Amendment
                           No. 9 of Registration Statement No.
                           33-71056/811-8130, and is incorporated by reference herein.

                  (b) Form of Amendment dated October 30, 2000 to the Variable Insurance Products Fund Participation Agreement is filed herewith. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund Participation Agreement were previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and are incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund was previously filed in Initial Registration Statement on June, 1996 and is incorporated by reference herein. Amendment to Participation Agreement with Variable Insurance Products Fund was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (c) Form of Amendment dated October 30, 2000 to the Variable Insurance Products Fund II Participation Agreement is filed herewith. Amendment dated March 29, 2000 and Amendment dated October 4, 1999 to the Variable Insurance Products Fund II Participation Agreement were previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and are incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund II was previously filed in Initial Registration Statement in June, 1996 and is incorporated by reference herein. Amendment to Participation Agreement with Variable Insurance Products Fund II was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (d) Form of Amendment to Schedule A of the T. Rowe Price International Series, Inc. Participation Agreement is filed herewith. Participation Agreement with T. Rowe Price International Series, Inc. was previously filed in Initial Registration Statement in June, 1996, and is incorporated by reference herein.

                  (e) Fidelity Services Agreement, effective as of November 1, 1995, was previously filed on April 30, 1996 in Pre-Effective Amendment No. 1, and is incorporated by reference herein.

                  (f) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on April 30, 1997 in Post-Effective Amendment No. 1, and is incorporated by reference herein.

                  (g) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on April 30, 1997 in Post-Effective Amendment No. 1, and is incorporated by reference herein.

                  (h) Service Agreement with Rowe Price-Fleming International, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 4, and is incorporated by reference herein.

                  (i) Participation Agreement with Goldman Sachs Variable Insurance Trust dated November 1, 2000 is filed herewith.

                  (j) Participation Agreement with J.P. Morgan Series Trust II dated October 2000 is filed herewith.

                  (k) Participation Agreement with PIMCO Variable Insurance Trust August 17, 2000 is filed herewith.

                  (l) Amendment to the Service Fee Agreement Letter with Morgan Stanley Asset Management, Inc. was previously filed on April 26, 2000 in Post-Effective Amendment No. 13 of Registration Statement No. 33-82658/811-8704, and is incorporated by reference herein. Service Fee Agreement Letter with Morgan Stanley Asset Management, Inc., was previously filed in Post-Effective Amendment No. 9 on April 16, 1998, and is incorporated by reference herein.

                  (m) Amendment to the Participation Agreement with Morgan Stanley was previously filed on April 26, 2000 in Post-Effective Amendment No. 13 of Registration Statement No. 33-82658/811-8704, and is incorporated by reference herein. Participation Agreement with Morgan Stanley was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                           incorporated by reference herein.

         (9)      Directors' Power of Attorney is filed herewith.

         (10)     Form of Application is filed herewith.

     2. Policy and Policy riders are filed herewith.

     3. Opinion of Counsel is filed herewith.

     4.  Not Applicable.

     5.  Not Applicable.

     6. Actuarial Consent is filed herewith.

     7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B), was previously filed in Pre-Effective Amendment No. 1 on June 7, 1996 and is incorporated by reference herein.

     8. Consent of Independent Accountants is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 1st day of December, 2000.

                                GROUP VEL ACCOUNT
               OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                           By: /s/ Charles F. Cronin
                               -----------------------------
                               Charles F. Cronin, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                               Title                                                       Date
----------                               -----                                                       ----
/s/ Warren E. Barnes                     Vice President and Corporate Controller                     December 1, 2000
--------------------------------
Warren E. Barnes

Edward J. Parry*                         Director, Vice President and Chief Financial Officer
--------------------------------

Richard M. Reilly*                       Director and Vice President
--------------------------------

John F. O'Brien*                         Director, President  and Chief Executive Officer
--------------------------------

Bruce C. Anderson*                       Director and Vice President
--------------------------------

Mark R. Colborn*                         Director and Vice President
--------------------------------

John P. Kavanaugh*                       Director, Vice President and Chief Investment Officer
--------------------------------

J. Kendall Huber*                        Director, Vice President and General Counsel
--------------------------------

J. Barry May*                            Director
--------------------------------

Robert P. Restrepo, Jr.*                 Director and Vice President
--------------------------------

Eric A. Simonsen*                        Director and Vice President
--------------------------------

Gregory D. Tranter*                      Director and Vice President
--------------------------------

* Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated September 18, 2000 duly executed by such persons.

/s/ Sheila B. St. Hilaire
---------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact
(811-7663)

                             FORM S-6 EXHIBIT TABLE

Exhibit 1(5)        Policy and Policy Riders

Exhibit 1(8)(a) Amendment dated October 30, 2000 to the Participation Agreement between the Company and Allmerica Investment Trust

Exhibit 1(8)(b) Form of Amendment dated October 30, 2000 to the Variable Insurance Products Fund Participation Agreement

Exhibit 1(8)(c) Form of Amendment dated October 30, 2000 to the Variable Insurance Products Fund II Participation Agreement is filed herewith.

Exhibit 1(8)(d) Form of Amendment to Schedule A of the T. Rowe Price International Series, Inc.

Exhibit 1(8)(i) Participation Agreement with Goldman Sachs Variable Insurance Trust dated November 1, 2000

Exhibit 1(8)(j) Participation Agreement with J.P. Morgan Series Trust II dated October 2000

Exhibit 1(8)(k) Participation Agreement with PIMCO Variable Insurance Trust dated August 17, 2000

Exhibit 1(9)        Directors' Power of Attorney

Exhibit 1(10)       Form of Application

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 7           Procedures Memorandum

Exhibit 8           Consent of Independent Accountants